Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

IDENTIV, INC.,

TSS MERGER SUB, INC.,

TSS ACQUISITION, LLC.,

THURSBY SOFTWARE SYSTEMS, INC.

And

WILLIAM THURSBY, as the sole Stockholder of Thursby Software Systems, Inc.

Dated as of October 25, 2018

i

11.10	Counterparts; Electronic Transmission	88
11.11	Specific Enforcement	89
11.12	No Rescission	89
11.13	Construction	89

ARTICLE 12 DEFINITIONS		89

12.1	Definitions	89
12.2	Definitions	95

Exhibits and Schedules

Exhibit A-1	Form of Employment Agreement
Exhibit A-2	Form of Assignment of Inventions Agreement
Exhibit A-3	Form of Non-Competition Agreement
Exhibit B	Form of Written Consent
Exhibit C	Form of Investment Representation Letter
Exhibit D-1	Form of Agreement of Merger 1
Exhibit D-2	Form of Agreement of Merger 2
Exhibit E	Form of Acquirer Officers’ Certificate
Exhibit F-1	Form of Company Officer’s Certificate
Exhibit F-2	Form of Company Secretary’s Certificate
Schedule A	Key Employees
Schedule 1.7(a)(ii)	Contract
Schedule 1.16	Eligible Products

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of October 25, 2018 (the “Agreement Date”), by and among Identiv, Inc., a Delaware corporation (“Acquirer”), TSS Merger Sub, Inc., a Texas corporation and wholly owned subsidiary of Acquirer (“Merger Sub 1”), TSS Acquisition, LLC., a Texas limited liability company and a wholly owned subsidiary of Acquirer (“Merger Sub 2” and together with Merger Sub 1, the “Merger Subs”) Thursby Software Systems, Inc., a Texas corporation (the “Company”), and William Taylor Thursby, as the sole Stockholder of the Company (the “Stockholder”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 12.

RECITALS:

A. The Boards of Directors/Managers of each of Acquirer, Merger Subs and the Company have approved this Agreement, and deem it advisable and in the best interests of their respective stockholders and shareholders to effect the acquisition of the Company by Acquirer through (a) the merger of Merger Sub 1 with and into the Company, pursuant to which the Company would be the surviving entity and would become a direct wholly owned subsidiary of Acquirer (the “First Merger”), and (b) immediately following the First Merger, the merger of the Company, as the surviving entity of the First Merger, with and into Merger Sub 2, pursuant to which Merger Sub 2 would be the surviving entity and continue as a direct wholly owned subsidiary of the Acquirer (the “Second Merger” and, together with the First Merger, the “Mergers”) and, in furtherance thereof, have approved the Mergers, this Agreement and the transactions contemplated hereby.

B. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Acquirer to enter into this Agreement, the Key Employees shall have executed and delivered to Acquirer (i) an Employment Agreement in substantially the form attached hereto as Exhibit A-1 (the “Employment Agreements”), and (ii) an Assignment of Inventions Agreement in the Acquirer’s standard form (the “Assignment of Inventions Agreement”) in substantially the form attached hereto as Exhibit A-2, which, in each case, shall be effective as of the Closing; and the Stockholder and Paul Nelson each shall have executed and delivered to Acquirer a Non-Competition Agreement in substantially the form attached hereto as Exhibit A-3 (the “Non-Competition Agreements”).

C. Promptly following the execution of this Agreement, and in any event, within four (4) hours thereof, and as a material inducement to the willingness of Acquirer to enter into this Agreement, the Stockholder constituting the entire outstanding Company Capital Stock will execute and deliver (i) a Written Consent substantially in the form attached hereto as Exhibit B (the “Written Consent”) which approves, among other things, the adoption of this Agreement by the Stockholder, pursuant to and in accordance with the applicable provisions of the Texas Code, and the Company’s articles of incorporation; and (ii) an Investment Representation Letter in substantially the form attached hereto as Exhibit C (the “Investment Representation Letter”), to become effective upon the Closing.

D. For U.S. federal income tax purposes, it is intended by the parties that the First Merger and the Second Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code and Treasury Regulation Section 1.368-2(g).

E. The parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the covenants, promises, representations and warranties set forth herein, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties), intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

THE MERGER

1.1 The Mergers. At the First Effective Time and upon the terms and subject to the conditions of this Agreement and the applicable provisions of the Texas Business Organizations Code “TBOC”, Merger Sub 1 shall be merged with and into the Company by filing an agreement of merger with the Secretary of State of the State of Texas in substantially the form attached hereto as Exhibit D-1 (the “Agreement of Merger 1”), whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (“Surviving Corporation 1”). The First Merger shall have the effect provided in this Agreement and as specified in the TBOC.

(a) In accordance with the TBOC, immediately after the First Effective Time, at the Second Effective Time, the Company (as the surviving entity of the First Merger) shall be merged with and into Merger Sub 2 by filing an agreement of merger with the Secretary of State of the State of Texas in substantially the form attached hereto as Exhibit D-2 (the “Agreement of Merger 2”), whereupon the separate existence of the Company will cease, with Merger Sub 2 surviving the Second Merger (“Surviving Corporation” and together with Surviving Corporation 1, the “Surviving Corporations”), such that following the Second Merger, the Surviving Corporation will continue as a wholly owned direct subsidiary of Acquirer. The Second Merger shall have the effects provided in this Agreement and as specified in the TBOC.

1.2 Effective Times. Unless this Agreement is earlier terminated pursuant to Section 10.1 hereof, the closing of the Merger (the “Closing”) will take place following satisfaction or waiver of the conditions set forth in Article 9, on the date as indicated by Acquirer in a written notice to the Company delivered at least two (2) days prior to the desired Closing Date, November 1, 2018; but in any event, the Closing Date shall be no later than ten days therafter, and the Closing shall take place at the offices of Pillsbury Winthrop Shaw Pittman LLP, 2550 Hanover Street, Palo Alto, California, 94304-1115 unless another place or time is agreed to by Acquirer and the Company (the “Closing Date”). On the Closing Date, the Parties shall cause (a) a certificate of merger with respect to the First Merger (the “First Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Texas (the “TSOS”) as provided under the TBOC and make any other filings, recordings or publications required to be made by the Company or Merger Sub 1 under the TBOC in connection with the First Merger, and (b) a certificate of merger with respect to the Second Merger (the “Second Certificate of Merger”) to be duly executed and filed with the TSOS as provided under the TBOC and make any other filings, recordings or publications required to be made by the Company or Merger Sub 1 under the TBOC in connection with the Second Merger. The First Merger shall become effective at such time as the First Certificate of Merger is duly filed with the TSOS or on such other date and time as shall be agreed to by the Company and Acquirer and specified in the First Certificate of Merger (such date and time being hereinafter referred to as the “First Effective Time”). The Second Merger shall become effective at such time as the Second Certificate of Merger is duly filed with the TSOS or on such other date and time as shall be agreed to by the Company and Acquirer and specified in the Second Certificate of Merger, and in all events, following the First Effective Time (such date and time being hereinafter referred to as the “Second Effective Time”). The First Effective Time shall, in all events, precede the Second Effective Time.

1.3 Effect of the Merger on Constituent Corporations. At the Effective Times, the effect of the Merger shall be as provided in the applicable provisions of the Texas Code. Without limiting the generality of the foregoing, and subject thereto, at the Effective Times, all the property, rights, privileges, powers and franchises of Merger Subs and the Company shall vest in the Surviving Corporations, and all debts, liabilities, obligations, restrictions, disabilities and duties of Merger Subs and the Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporations.

1.4 Governing Documents of Surviving Corporations.

(a) At the First Effective Time, the articles of incorporation of the Surviving Corporation 1, as in effect immediately prior to the First Effective Time, shall be amended and restated in its entirety as of the First Effective Time to conform to the articles of incorporation of Merger Sub 1 as in effect immediately prior to the First Effective Time until thereafter amended as provided by Legal Requirements and such articles of incorporation and bylaws of the Surviving Corporation 1; provided, however that the name of the Surviving Corporation shall be “Thursby Software Systems, Inc.”

(i) At the First Effective Time, the bylaws of the Surviving Corporation 1, as in effect immediately prior to the First Effective Time, shall be amended and restated in their entirety as of the First Effective Time to conform to the bylaws of Merger Sub 1 as in effect immediately prior to the First Effective Time until thereafter amended as provided by such bylaws, the certificate of incorporation of the Surviving Corporation 1 and applicable Legal Requirements.

(b) At the Second Effective Time, the certificate of formation and operating agreement of Merger Sub 2, as in effect immediately prior to the Second Effective Time, shall be the certificate of formation and operating agreement of the Surviving Corporation until thereafter amended as provided in such certificate of formation or by Legal Requirements; provided, however that the name of the Surviving Corporation shall be Thursby Software Systems, LLC.

(i) At the Second Effective Time, the managers and/or officers of Merger Sub 2 immediately prior to the Second Effective Time shall continue as the managers and/or officers of the Surviving Corporation from and after the Second Effective Time.

1.5 Directors, Managers and Officers of Surviving Corporations.

(i) The directors and/or officers of Merger Sub 1 immediately prior to the First Effective Time shall continue as the directors and/or officers of the Surviving Corporation 1 from and after the First Effective Time.

(ii) The managers and/or officers of Merger Sub 2 immediately prior to the Second Effective Time shall continue as the managers and/or officers of the Surviving Corporation from and after the Second Effective Time.

1.6 Consideration. The consideration for the Merger shall consist of the Closing Consideration, the Holdback Shares and the Earnout Consideration (collectively, the “Merger Consideration”).

(a) Closing Consideration. “Closing Consideration” shall mean the Cash Consideration and the Closing Share Consideration, collectively.

(i) Cash Consideration. “Cash Consideration” shall mean an amount equal to $2,500,000 as adjusted based on the Company’s Closing Working Capital, as set forth in Section 1.7(b).

(A) At Closing, the Cash Consideration will be used first to pay the Company Severance Obligation Amount and second to pay the Transaction Expenses, in each case if any such amounts remain unpaid at Closing, in the amounts and to the Persons as indicated by the Company in the Payment Schedule.

(B) The remaining Cash Consideration after the payments provided for in Section 1.6(a)(i)(A) above will be distributed to the shareholders of the Company in accordance with the provisions of the articles of incorporation and bylaws of the Company.

(ii) Closing Share Consideration. “Closing Share Consideration” shall mean a number of Acquirer Shares equal to (x) $2,500,000 divided by the Acquirer Stock Price, rounded to the nearest whole share minus (y) the Holdback Shares. The Closing Share Consideration will be distributed to the shareholders of the Company in accordance with the provisions of the articles of incorporation and bylaws of the Company.

(b) Holdback Shares. “Holdback Shares” shall mean a number of Acquirer Shares equal to $500,000 divided by the Acquirer Stock Price, rounded to the nearest whole share.

(i) At Closing, the Holdback Shares will be set aside in a separate account with Acquirer’s transfer agent and held on behalf of Acquirer in connection with the indemnification obligations of the Stockholder, if any, under Article 8. At any Holdback Distribution Date (as defined in Section 8.1), the Holdback Shares shall be distributed to the shareholders of the Company in accordance with the provisions of the articles of incorporation and bylaws of the Company.

(c) Earnout Consideration. “Earnout Consideration” shall mean a number of Acquirer Shares equal to the Earnout Amount divided by the Acquirer Stock Price, rounded to the nearest whole share; provided, however, if the calculation would result in the issuance of a total number of Acquirer Shares issued pursuant to this Agreement in excess of the Acquirer Share Maximum, then the Earnout Consideration instead will be paid out in Acquirer Shares only up to the Acquirer Share Maximum, after which any remaining Earnout Amount will be paid out in cash. The Earnout Amount shall be calculated as provided in Section 1.16 hereof. The Earnout Consideration shall be distributed to the shareholders of the Company in accordance with the provisions of the articles of incorporation and bylaws of the Company.

1.7 Consideration Adjustment.

(a) Definitions. As used in this Section 1.7 the following terms have the following meanings:

(i) “Accounts Receivable” means gross accounts receivable invoiced for products and services shipped as of the Closing, less deductibles, such as sales returns and allowances, rebates and discounts.

(ii) “Closing Working Capital” means (A) the Current Assets of the Company, less (B) the Current Liabilities of the Company, determined as of the open of business on the Closing Date and as qualified by Schedule 1.7(a)(ii) hereof with respect to the contract referenced therein, and excluding, without duplication or double counting, any Transaction Expense or any Company Severance Obligation Amount.

(iii) “Current Assets” means consolidated total cash and cash equivalents, Accounts Receivable, inventory and prepaid expenses, but excluding deferred Tax assets, each determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Annual Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end.

(iv) “Current Liabilities” means accounts payable, accrued Taxes whether or not due (including the employer portion of employment-related taxes with respect to any transaction consideration payable to Company employees at, prior to or substantially contemporaneous with the Closing and in connection with the Closing, including pursuant to the cash bonuses or other amounts payable to Company employees) (other than Transaction Expenses and the Company Severance Obligation Amount and excluding any such amounts paid under the Earnout Consideration) and accrued expenses, determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Annual Financial Statements for the most recent fiscal year end as if such accounts were being prepared and audited as of a fiscal year end.

(v) “Target Working Capital” shall mean $1,070,000.

(b) Adjustment Amount. The Cash Consideration shall be adjusted based on the Company’s closing net working capital and the Closing Adjustment Amount as follows:

(i) If the Closing Working Capital minus the Target Working Capital (the “Working Capital Differential”) equals a number that is a positive number which is greater than $100,000, the Cash Consideration shall be increased by the amount of the Working Capital Differential.

(ii) If the absolute value of the Working Capital Differential is equal to or greater than zero but equal to or less than $100,000, the Cash Consideration shall not be adjusted.

(iii) If the Working Capital Differential equals a number that is a negative number which in absolute value is greater than $100,000, the Cash Consideration shall be reduced by an amount equal to the absolute value of the Working Capital Differential.

(iv) At least two (2) Business Days before the Closing, the Company shall prepare and deliver to Acquirer (A) a statement setting forth its good faith estimate of Closing Working Capital, along with an estimated balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein) (the “Closing Working Capital Statement”), and (B) a certificate of the Chief Financial Officer of Company that the Closing Working Capital Statement was prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Annual Financial Statements for the most recent fiscal year end as if such Closing Working Capital Statement was being prepared and audited as of a fiscal year end.

1.8 Effects on Capital Stock; Conversion.

(a) First Merger. At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Merger Sub 1 or any holder of Company Capital Stock, or holder of Merger Sub 1 capital stock:

(i) Each share of Company Capital Stock that is issued and outstanding immediately before the First Effective Time will, by virtue of the Mergers, and without further action on the part of any holder thereof, be cancelled and retired and cease to exist and will be automatically converted into the right to receive, and shall be exchangeable for, the following consideration. Pursuant to the provisions of the Company’s articles of incorporation, the holders of the Company Common Stock will receive all of the Closing Consideration as provided in this Agreement.

(ii) Each share of capital stock of Merger Sub 1 outstanding immediately prior to the First Effective Time shall be converted into one share of common stock of the Company (as the surviving entity of the First Merger), and shall comprise all the outstanding stock of the Company following the First Merger.

(iii) Each share of the Company Capital Stock held by it as treasury stock or owned by the Company, Acquirer or Merger Sub 1 immediately prior to the First Effective Time shall be canceled and retired and cease to exist, with no consideration to be delivered or deliverable in exchange therefor.

(b) Second Effective Time. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the Company, Merger Sub 2 or any holder of capital stock, holder of equity interests of the Company or Merger Sub 2, as applicable, each issued and outstanding share of the Company (as the surviving entity following the First Merger) stock shall be canceled and retired and cease to exist, with no consideration to be delivered or deliverable in exchange therefor, and the equity interests in Merger Sub 2 held or owned by Acquirer immediately prior to the Second Effective Time shall remain outstanding and comprise all the outstanding equity interests of the Surviving Merger Sub following the Second Merger.

1.9 Adjustments for Capital Changes. If, between the date hereof and the Effective Time (as to the Closing Share Consideration), or between the date hereof and the Holdback Distribution Date (as to the Holdback Shares), or between the date hereof and the payment of the Earnout Consideration (if any), Acquirer (i) recapitalizes either through a split up of its outstanding shares into a greater number of shares or through a combination of its outstanding shares into a lesser number of shares, (ii) reorganizes, reclassifies or otherwise changes its outstanding shares into the same or a different number of shares of other classes (other than through a split up or combination of shares provided for in the previous clause), or (iii) declares a dividend on its outstanding shares payable in shares or securities convertible into shares, the Closing Share Consideration, the Holdback Shares and the Earnout Consideration, as applicable, will be proportionally and equitably adjusted.

1.10 Fractional Shares. No fractional Acquirer Shares will be issued in connection with the Merger, but in lieu thereof, the Stockholder who would otherwise be entitled to receive a fraction of an Acquirer Share (after aggregating all fractional Acquirer Shares that otherwise would be received by Stockholder) will receive from Acquirer an amount of cash (rounded to the nearest whole cent) (the “Fractional Share Payment”) equal to the Acquirer Stock Price multiplied by the fraction an Acquirer Share to which such Stockholder would otherwise be entitled. The parties acknowledge that any payment of cash consideration in lieu of issuing fractional shares provided for herein was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the issuance of fractional shares.

1.11 Withholding Rights. Each of the Surviving Corporation and Acquirer shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any Person pursuant to this Article 1 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporations or Acquirer, as the case may be, and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would have otherwise have been paid

1.12 Payment.

(a) Payment Schedule. The Company shall deliver to Acquirer at least two (2) Business Days prior to Closing, a definitive Payment Schedule (the “Payment Schedule”) certified by the Chief Executive Officer of the Company and accurately setting forth:

(i) All information necessary to allow the Acquirer to pay or issue (or cause to be paid or issued), as applicable, the Merger Consideration as set forth in Section 1.6, including the Closing Consideration, Cash Consideration, Company Severance Obligation Amount, Closing Share Consideration, Acquirer Stock Price, Earnout Consideration (presented as if the maximum Earnout Consideration is paid) and Transaction Expenses (including an indication of which Transaction Expenses will remain unpaid at Closing);

(ii) the name, address and email address (to the extent available) of each holder of shares of Company Capital Stock immediately prior to the First Effective Time, the number of shares and the class or series of Company Capital Stock held by Stockholder as of immediately prior to the Effective Time and the portion of the Closing Consideration, Holdback Shares and Earnout Consideration Stockholder may be entitled to receive (with the Holdback Shares and Earnout Consideration presented as if the maximum amounts are paid out to the Person(s) listed), along with the Fractional Share Payment amount owed to Stockholder, if applicable; and

(iii) detail with regard to the flow of cash funds that are required to be made on or within one (1) Business Day following the Closing Date, including recipient name, wire instructions, and amount to be paid.

(b) Acquirer to Provide Cash. On the Closing Date, Acquirer shall provide to its paying bank wire instructions for payment of the Cash Consideration to be made by the Acquirer, and on the Closing Date or (in the event that the Closing occurs after the cutoff for same-day bank wires) within one (1) Business Day thereafter, Acquirer shall or shall cause one of its Affiliates to pay in cash, by wire transfer, (i) such Cash Consideration, (ii) the Company Severance Obligation, if any, in the amount and pursuant to the wire instructions indicated on the Payment Schedule, (iii) that portion of the unpaid Transaction Expenses, if any, indicated on the Payment Schedule and in accordance with the consideration flow mechanics provided herein, in each case with respect to third parties other than Stockholder, to the Company who shall promptly pay such applicable amounts to vendors unless the Company and Acquirer otherwise agree for Acquirer to make any such payments directly, in the amounts and pursuant to the wire instructions indicated on the Payment Schedule, but subject to the delivery of an acknowledgement of full payment from each Person who constitutes the Company’s outside legal counsel to whom a portion of the unpaid Transaction Expenses are owed at Closing, and (iii) pay in cash, by check or wire transfer, the Fractional Share Payment owed to the Stockholder, if any, as indicated on the Payment Schedule The amount of cash, if any, each Stockholder is entitled to receive pursuant to Section 1.6 shall be rounded to the nearest cent and computed after aggregating cash amounts owed to Stockholder.

(c) Acquirer to Provide Acquirer Shares.

(i) On the Closing Date, Acquirer shall or shall cause one of its Affiliates to take such actions as are necessary to ensure that Acquirer’s transfer agent has the authority and ability to issue the Closing Share Consideration to the applicable Stockholder in accordance with the provisions of this Agreement; provided, that, if Stockholder has not executed and delivered the Stockholder Deliverables to Acquirer at or prior to the Closing Date, Acquirer shall issue the applicable portion of the Closing Share Consideration to Stockholder within two (2) Business Days following Acquirer’s receipt of such Stockholder Deliverables.

(ii) As soon as reasonably practicable after a Holdback Distribution Date, (and in any event no later than four (4) Business Days after such date), Acquirer shall or shall cause one of its Affiliates to take such actions as are necessary to ensure that Acquirer’s transfer agent has the authority and ability to issue the Holdback Shares to the applicable Stockholder in accordance with the provisions of this Agreement.

(iii) As soon as reasonably practicable after the date on which the Earnout Consideration is determined (and in any event no later than four (4) Business Days after such date), Acquirer shall or shall cause one of its Affiliates to take such actions as are necessary to ensure that Acquirer’s transfer agent has the authority and ability to issue the Earnout Consideration to the applicable Stockholder in accordance with the provisions of this Agreement.

1.13 Stockholder Deliverables.

(a) Stockholder Deliverables. As a condition to Stockholder’s receipt of the Merger Consideration to which such Stockholder is entitled to receive under this Agreement, such Stockholder shall execute and deliver to Acquirer (i) the Investment Representation Letter, and (ii) with respect to Stockholder, an IRS Form W-9 or W-8 (as applicable) (collectively, the “Stockholder Deliverables”).

(b) Cancellation of Certificates. Following the Effective Time, each certificate or certificates that immediately prior to the First Effective Time represented outstanding shares of Company Capital Stock (the “Certificates”) shall be deemed from and after the Effective Time, for all corporate purposes to be cancelled and to evidence only the right to receive the portion of the Merger Consideration which shall be issued for such Company Capital Stock to such Stockholder in accordance with this Agreement and subject to Section 1.13(a).

(c) Transfers of Ownership. At the First Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of Company Capital Stock thereafter on the records of the Company.

(d) No Liability. Notwithstanding anything to the contrary in this Section 1.13, neither Acquirer, Acquirer’s transfer agent nor any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement.

1.14 Exemption from Registration. The Acquirer Shares to be issued as Closing Share Consideration, Holdback Shares, and Earnout Consideration in connection with the Merger are being issued in a transaction exempt from registration under the Securities Act, by reason of Section 4(a)(2) thereof and/or Regulation D promulgated thereunder (a “Private Placement”) and, therefore, may not be re-offered or resold other than in conformity with the registration and/or qualification requirements of the Securities Act and other applicable state blue sky securities laws and regulations or pursuant to an exemption therefrom. The certificates issued by Acquirer with respect to the Acquirer Shares issued hereunder shall be legended to the effect described above and shall include such additional legends as necessary to comply with applicable U.S. federal securities laws, state blue sky securities laws and such other restrictions as shall be set forth in the Investment Representation Letter.

1.15 Action; Further Action. If, at any time after the First Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, or to effect the assignment to the Surviving Corporation of any and all Company Owned Intellectual Property and Company Technology created by a founder, employee or consultant of the Company, or to complete and prosecute all domestic and foreign filings for Registered Intellectual Property related to such Company Owned Intellectual Property and Company Technology, the officers and directors of the Surviving Corporation are fully authorized to take, and will take, all such lawful and necessary action.

1.16 Earnout Consideration.

(a) General.

(i) Earnout Amount. The “Earnout Amount” will be calculated based on the Thursby Revenue in the calendar year 2019 as follows:

(A) If the Thursby Revenue for the 2019 Period is less than $8,000,000, the Earnout Amount is $0.

(B) If the Thursby Revenue for the 2019 Period is at least $8,000,000 but is less than $11,000,000, the Earnout Amount is $2,500,000.

(C) If the Thursby Revenue for the 2019 Period is at least $11,000,000 but is less than $15,000,000, the Earnout Amount is $5,000,000.

(D) If the Thursby Revenue for the 2019 Period is at least $15,000,000, the Earnout Amount is $7,500,000.

(E) If the Thursby Revenue for the 2019 Period does not exceed $15,000,000, then Acquirer will provide an additional one tier of Earnout Amount for the 2020 Period as follows:

(1) If the Thursby Revenue for the 2020 Period is at least $15,000,000, the Earnout Amount is $2,500,000.

(2) If the Thursby Revenue for the 2020 Period is less $15,000,000, the Earnout Amount is $0.

(ii) Definitions. The following defined terms have the following meanings:

(A) “2019 Period” means the period from and after January 1, 2019 through (and including) December 31, 2019.

(B) “2020 Period” means the period from and after January 1, 2020 through (and including) December 31, 2020.

(C) “Thursby Revenue” means the sum of the following (the calculation and determination of which shall be based on GAAP):

(1) With respect to the Eligible Products that constitute hardware, the dollar value of such Eligible Products that (i) shipped, or (ii) could reasonably have been shipped based on the satisfaction of the applicable shipping conditions and customary shipping lead times of Acquirer, with respect to this clause (ii), consistent with Acquirer’s standard terms and conditions, credit conditions and pricing conditions (which conditions shall be generally consistent with such applicable conditions for the industry in which the Surviving Corporation conducts business), in each case of clauses (i) and (ii), at any time during the 2019 Period or 2020 Period and with such dollar value based on the aggregate amounts set forth on the applicable purchase orders and applicable supporting price lists.

(2) With respect to the Eligible Products that constitute software, the dollar value of such Eligible Products for which a software license key (or similar access code) (i) has been provided, or (ii) could reasonably have been provided based on the satisfaction of the applicable conditions, with respect to this clause (ii), consistent with Acquirer’s standard terms and conditions, credit conditions and pricing conditions (which conditions shall be generally consistent with such applicable conditions for the industry in which the Surviving Corporation conducts business), in each case of clauses (i) and (ii), at any time during the 2019 Period or 2020 Period and with such dollar value based on the aggregate amounts set forth on the applicable purchase orders and applicable supporting price lists

(3) With respect to services (including any non-recurring engineering services or other consulting services) provided by Acquirer, the Surviving Corporation or any of their respective Affiliates in respect of any Eligible Product, the dollar value of such services (i) provided, or (ii) which could reasonably have been provided based on the satisfaction of applicable conditions, with respect to this clause (ii), consistent with Acquirer’s standard terms and conditions, credit conditions and pricing conditions (which conditions shall be generally consistent with such applicable conditions for the industry in which the Surviving Corporation conducts business), in each case of clauses (i) and (ii), at any time during the 2019 Period or 2020 Period and with such value based on the amounts set forth on the applicable contract underlying such applicable service (and to the extent that any such services are required to be provided over a period of time pursuant to which a portion of such services were provided during the 2019 Period or 2020 Period and the remainder of such services will be provided thereafter, the prorated dollar value of such services provided during the 2019 Period or 2020 Period will constitute value that will count towards the Thursby Revenue for the 2019 or 2020 Period, as applicable).

(4) Further, any sales of Eligible Products to the Acquirer that are not resold by Acquirer to a partner or customer by the end of the 2019 Period or 2020 Period, as applicable, shall not be included in the Thursby Revenue calculations.

(D) “Earnout Acceleration Amount” shall be the full Earnout Amount payable to the Stockholder pursuant to this Section 1.16 less any Earnout Amounts already paid to the Stockholder.

(E) “Earnout Acceleration Event” shall mean the occurrence of any of the following prior to the expiration of the 2020 Period:

(1) a direct or indirect sale or transfer (in a single transaction or through a series of related transactions) of the Business of the Company to any third party, including, but not limited to such a sale or transfer via a sale of substantially all of the equity interest in the Company, the sale of substantially all of the Company assets or the granting an exclusive license to the Eligible Products (but not, for the avoidance doubt, a change of control, sale or transfer of Acquirer, which is addressed in subsection 1.16(a) (ii)(E)(2) below); or

(2) (i) a change of control of Acquirer, including, but not limited to, a change of ownership of securities representing greater than 50% of the outstanding voting power, or economic interest in, Acquirer (whether by way of a sale of securities, merger or otherwise); or (ii) a sale of all or substantially all of the assets of Acquirer, in either case following which within six months thereafter Acquirer or its successor discontinues the Eligible Products other than due to market demand – i.e., such discontinuance is due to the advent of competing alternative products not developed by Acquirer or its successor that are materially superior with respect to cost and performance as compared to the Eligible Products.

(F) “Eligible Products” means the products (whether hardware or software and including service, maintenance and shipping revenue thereon) listed on Schedule 1.16, and any new versions, enhancements, or derivatives thereof, including without limitation new SKUs not listed on such schedule that result from new or updated Apple and Android operating systems.

(b) Earnout Calculation Statement. Within (i) ninety (90) days of December 31, 2019 or 2020, as applicable, or (ii) sixty (60) days of any earlier date on which Acquirer and Stockholder mutually agree that the Thursby Revenue for the 2019 Period or the 2020 Period has exceeded any of $8,000,000, $11,000,000 or $15,000,000 in the aggregate for such period, Acquirer shall prepare and deliver to the Stockholder a statement setting forth in reasonable detail Acquirer’s good faith calculation of the Thursby Revenue for the 2019 Period or 2020 Period, as applicable, the Earnout Amount, the Earnout Consideration and any proposed set-off under Article 8 and the basis therefor (the “Earnout Calculation Statement”). Acquirer shall afford to the Stockholder (and its representatives), reasonable access during normal business hours (subject to the Stockholder agreeing to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Stockholder were a party thereto), and upon reasonable notice after delivery of the Earnout Calculation Statement by Acquirer to the Stockholder, to the books of account and records used by Acquirer to prepare the Earnout Calculation Statement for purposes of the Stockholder verifying the calculation of the Thursby Revenue for the 2019 Period or 2020 Period, as applicable, Earnout Amount and Earnout Consideration (which shall be provided to the Stockholder in electronic format to the extent reasonably available). The Stockholder shall notify Acquirer in writing within thirty (30) calendar days of receipt of the Earnout Calculation Statement as to whether the Stockholder disputes the determination of the Thursby Revenue for the 2019 Period or 2020 Period, as applicable, Earnout Amount or Earnout Consideration, setting forth in reasonable detail the specific items in dispute and the basis for the dispute (“Earnout Dispute Notice”), and for clarity, a communication from the Stockholder that does not dispute the amount or method of calculation of the Thursby Revenue for the 2019 Period or 2020 Period, as applicable, Earnout Amount or Earnout Consideration but disputes any right of set-off under Article 8 for Losses shall not be an Earnout Dispute Notice for the purposes of this Section 1.16(b), and any such dispute shall be resolved solely as set forth in Article 8. If (i) the Stockholder does not deliver an Earnout Dispute Notice within thirty (30) calendar days of receipt of the Earnout Calculation Statement, or (ii) the Stockholder accepts the amounts set forth in the Earnout Calculation Statement in writing (the earlier of (i) or (ii) the “Preliminary Earnout Resolution Date”), the Thursby Revenue for the 2019 Period or 2020 Period, as applicable, Earnout Amount and Earnout Consideration contained in the Earnout Calculations Statement shall be deemed final and binding on Acquirer and the Stockholder. In the event an Earnout Dispute Notice is delivered, Acquirer and the Stockholder (or the designated representative of the Stockholder) shall meet within twenty (20) Business Days of the delivery of such Earnout Dispute Notice to attempt to resolve such dispute in good faith. If a final resolution of such dispute is reached as reflected in an agreement in writing, the agreed upon Thursby Revenue for the 2019 Period or 2020 Period, as applicable, Earnout Amount and Earnout Consideration shall be deemed final and binding on Acquirer and the Stockholder (the date thereof, the “Party Earnout Resolution Date”). If no final resolution is reached within twenty (20) Business Days of the delivery of such Earnout Dispute Notice after good faith negotiation, either Acquirer or the Stockholder may require that the dispute be resolved in accordance with the dispute resolution mechanism set forth in Section 11.7 (the date of such resolution, the “Arbitration Earnout Resolution Date”).

(c) Payment of Earnout Consideration. Once the Thursby Revenue for the 2019 Period or 2020 Period, as applicable, Earnout Amount and Earnout Consideration is finally determined on the earliest to occur of the Preliminary Earnout Resolution Date, the Party Earnout Resolution Date and the Arbitration Earnout Resolution Date, Acquirer shall issue or cause to be issued the Earnout Consideration to the Stockholder, with the specific amount of Earnout Consideration to the Stockholder as set forth in the Payment Schedule (which may be amended by the Stockholder in connection with such issuance to reflect the specific Earnout Consideration finally determined).

(i) If the Preliminary Earnout Resolution Date occurs before December 31, 2019, or December 31, 2020, then Acquirer shall issue or cause to be issued the Earnout Consideration to the Stockholder on or within a date that is the earlier of (x) 5 days after the earnings call for the quarter of the fiscal year in which the Earnout Resolution Date occurs, or (y) 60 days after the end of the quarter of the fiscal year in which the Earnout Resolution Date occurs.

(d) Earnout Covenants

(i) Subject to the terms of this Agreement, subsequent to the Closing, Acquirer shall have sole discretion with regard to all matters relating to the operation of the Surviving Corporation; provided, that from Closing through (and including) December 31, 2020, Acquirer agrees to (i) conduct the business of Acquirer (and its Subsidiaries, including the Surviving Corporation) in good faith with respect to the achievement of the Earnout Consideration and (ii) not to take any action with the intent or purpose of avoiding or reducing the Earnout Consideration.

(ii) Acquirer shall maintain the Company’s personnel staffing on a current headcount basis with respect to the following functional areas:

(A) Three (3) sales and marketing personnel, consisting of a sales manager, an inside sales representative and a marketing manager, or equivalent;

(B) Two (2) quality assurance personnel; and

(C) Three (3) engineers, each at the level of a staff engineer or a senior engineer or equivalent, and with requisite skills to develop and support the Eligible Products.

(e) Earnout Acceleration. In the event that prior to expiration of the 2019 Period or, if applicable, the 2020 Period, an Earnout Acceleration Event shall occur, Acquirer shall, within ten (10) business days of the occurrence of the Earnout Acceleration Event, issue or cause to be issued the Earnout Consideration to the Stockholder, which Earnout Consideration shall be calculated using the Earnout Acceleration Amount.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the parties’ execution of this Agreement (the “Initial Disclosure Schedule”) and in an updated disclosure letter containing updates thereto, which the Company may deliver to Acquirer at least two days before the Closing Date and which shall supersede the Initial Disclosure Schdule (the “Final Disclosure Schedule” and together with the Initial Disclosure Schedule, the “Disclosure Schedules”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article 2 to which it relates unless expressly made apparent therein (by cross-reference or otherwise) or to the extent it is reasonably apparent from a reading of the text of the disclosure that such disclosure is applicable to such other Sections or Subsections of the Disclosure Schedules or this Agreement, and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Acquirer under this Article 2), the Company represents and warrants to Acquirer, as of the date hereof and as of the Closing Date (except as to such representations and warranties that address matters as of a particular date, which are given only as of such date), as follows:

2.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Legal Requirements of the State of Texas, and has full corporate power and authority to (i) conduct its business as now conducted and as conducted as of the Effective Time; (ii) own, use, license and lease its assets and properties; and (iii) perform its obligations under all Contracts to which it is a party. The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction in which the ownership, use, licensing or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so duly qualified or licensed and in good standing that would not reasonably be expected to have a Material Adverse Effect on the Company. Section 2.1(a) of the Disclosure Schedules sets forth each jurisdiction where the Company is so qualified or licensed to do business and separately lists each other jurisdiction in which the Company has employees. The Company is not in violation of any of the provisions of its articles of incorporation or bylaws.

(b) The Company has no subsidiaries and does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person.

(c) Section 2.1(c) of the Disclosure Schedules sets forth a true, correct and complete list of: (i) the names of the members of the board of directors of the Company; and (ii) the names and titles of the executive officers of the Company. Each individual listed on Section 2.1(c) of the Disclosure Schedules as a member of the board of directors of the Company has been duly and validly elected or appointed by all necessary action of the Stockholder or board of directors in accordance with the Company’s articles of incorporation, bylaws and applicable Legal Requirements. Each individual listed as an officer of the Company on Section 2.1(c) of the Disclosure Schedules has been duly and validly appointed by all necessary action of the Company’s board of directors in accordance with the Company’s articles of incorporation, bylaws and applicable Legal Requirements.

2.2 Capital Stock.

(a) As of the date hereof, the authorized capital stock of the Company consists solely of 100,000 shares of Company Common Stock, par value $1.00 per share. A total of 1,000 shares of Company Common Stock are issued and outstanding as of the date hereof. The Company holds no treasury stock. The number of issued and outstanding shares of Company Capital Stock held by each Company Shareholder as of the date hereof, is set forth on Section 2.2(a) of the Disclosure Schedules. No shares of Company Capital Stock are issued or outstanding as of the Closing Date that are not set forth on Section 2.2(a) of the Disclosure Schedules. All issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued, are fully paid and nonassessable, and, except as set forth in Section 2.2(a) of the Disclosure Schedules, are not subject to any right of rescission or “put” right, right of first refusal, preemptive right or “call” right, and have been offered, issued, sold and delivered by Company in compliance with all applicable Legal

Requirements and in compliance, in all material respects, with all requirements set forth in applicable Contracts. There is no Liability for dividends accrued and unpaid by Company. Each Company Shareholder listed in the Payment Schedule holds good and valid title to the shares of Company Capital Stock listed in the Payment Schedule as being held by such Company Shareholder.

(b) As of the date hereof, the Company has no equity or option plans, and has not currently, nor has it previously reserved any shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to any equity or stock option plan.

(c) Other than as set forth in Section 2.2(c) of the Disclosure Schedules, there are no voting agreements applicable to any outstanding shares of Company Capital Stock to which Company is a party or, to Company’s knowledge, otherwise. Company is not under any obligation to register under the Securities Act any of its presently outstanding shares of stock or other securities or any stock or other securities that may be subsequently issued.

(d) As a result of the Stockholder being the sole holder of Company Capital Stock, there shall be no holder of Company Capital Stock who has any right to seek appraisal rights for any shares of the Company.

2.3 Authority; Noncontravention.

(a) Subject to obtaining Required Shareholder Approval, the Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Company’s board of directors. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The board of directors of the Company, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the board of directors of the Company, has approved and adopted this Agreement and approved the Merger, determined that this Agreement and the terms and conditions of the Merger and this Agreement are advisable and in the best interests of the Company and the Stockholder, and directed that the adoption of this Agreement be submitted to the Stockholder for consideration and unanimously recommended that all of the Stockholder adopt this Agreement. The Required Shareholder Approval is the only vote of the holders of the Company Capital Stock necessary to adopt this Agreement and approve the Mergers.

(b) Except as set forth on Section 2.3(b) of the Disclosure Schedules, the execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, (i) result in the creation of any Encumbrance on any of the material properties or assets of the Company or any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the bylaws or other equivalent organizational or governing documents of the Company, in each case as amended to date, (B) any Contract, or (C) any Legal Requirements applicable to the Company or any of their respective material properties or assets.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Agreement of Merger with the Secretary of State of the State of Texas, and (ii) such consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not reasonably be expected to be material to the Company’s ability to consummate the Mergers or to perform its obligations under this Agreement and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

(d) The Company and the Company’s board of directors and shareholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the governing documents of the Company will not be applicable to any of the Company, Acquirer, the Surviving Corporations, or to the execution, delivery of, or performance of the transactions contemplated by this Agreement, including the consummation of the Merger or any of the other transactions contemplated hereby or thereby.

2.4 Financial Statements.

(a) The Company has furnished to Acquirer complete and accurate copies of its unaudited balance sheet and statements of income, stockholders’ equity and cash flows as of and for the period ended December 31, 2017 and its unaudited balance sheet, statements of income, stockholders’ equity and cash flows as of and for the 9-month period ended September 30, 2018 (the “Financial Statements”). The Company’s unaudited balance sheet as of September 30, 2018 (the “Company Balance Sheet Date”) is hereinafter referred to as the “Company Balance Sheet.” The Financial Statements are included as Section 2.4(a) of the Disclosure Schedules. The Financial Statements (i) are derived from and in accordance with the books and records of the Company, (ii) complied as to form with applicable accounting requirements with respect thereto as of their respective dates, (iii) have been prepared in accordance with GAAP (except that the unaudited Financial Statements do not contain footnotes) applied on a consistent basis throughout the periods indicated and consistent with each other, and (iv) fairly and accurately present the financial condition of the Company at the dates therein indicated and the results of operations, groups of costs, and cash flows of the Company for the periods therein specified.

(b) The Company has no Liabilities of any nature other than (i) those set forth or adequately provided for in the Company Balance Sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP, (ii) those incurred in the conduct of the Company’s business since the Company Balance Sheet Date in the ordinary course, consistent with past practice, which are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, warranty, infringement, tort or violation of Legal Requirement, and (iii) those incurred by the Company in connection with the execution of this Agreement. Except for Liabilities reflected in the Financial Statements (or in the notes thereto), the Company has no off balance sheet Liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied and are adequate.

(c) Since the Company Balance Sheet Date, the Company has not, and, to the Company’s knowledge, no director, officer, employee, accountant or representative of the Company has, received in writing any material complaint, allegation, assertion or claim, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls or any material inaccuracy in the Company’s financial statements.

(d) As of the Company Balance Sheet Date, there are no material deficiencies or material weaknesses in the design or operation of the Company’s internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data. There has been no change in the Company accounting policies since January 1, 2017, except as described in the Financial Statements.

(e) Section 2.4(e) of the Disclosure Schedules accurately lists all Company Debt, including, for each item of Company Debt, the Contract governing the Company Debt.

(f) Section 2.4(f) of the Disclosure Schedules sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains accounts of any nature and the names of all persons authorized to draw thereon or make withdrawals therefrom.

2.5 Absence of Certain Changes. Since the Company Balance Sheet Date, the Company has conducted its business only in the ordinary course consistent with past practices, and since such date:

(a) there has not occurred a Material Adverse Effect on the Company;

(b) the Company has not made or entered into any Contract or letter of intent with respect to, or otherwise effected, any acquisition, sale, license, disposition or transfer of any material asset of the Company (other than Standard Outbound IP Agreements (as defined in Section 2.10(a)) entered into with its customers in the ordinary course of its business consistent with its past practice);

(c) except as required by GAAP, there has not occurred any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies or establishment of reserves) by the Company or any material revaluation by the Company of any of its assets;

(d) there has not occurred any declaration, setting aside, or payment of a dividend or other distribution with respect to any securities of the Company, or any direct or indirect redemption, purchase or other acquisition by the Company of any of its securities, or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities except as contemplated by this Agreement;

(e) the Company has not amended, renewed or terminated any Material Contract (other than in the ordinary course consistent with past practices, and there has not occurred any default or material breach under any Material Contract to which the Company is a party or by which it is, or any of its assets or properties are, bound;

(f) there has not occurred any material amendment or change to the Company’s certificate of incorporation or bylaws except as expressly hereby contemplated;

(g) except as otherwise required or permitted pursuant to this Agreement and as disclosed in Section 2.5(g) of the Disclosure Schedules, there has not occurred any increase in or modification of the compensation or benefits payable or to become payable by the Company to any of its directors, officers, employees or consultants (other than increases in the ordinary course in connection with the Company’s annual salary review in the base salaries of employees who are not officers in an amount that does not exceed 10% of such base salaries) or any adoption or modification of any Company Employee Plans (as defined in Section 2.16(a));

(h) there has not occurred any change in title, office or position, or material reduction in the responsibilities of, or change in identity with respect to the management of the Company and there has not occurred any terminations, suspensions or resignations with respect to the management of the Company, any termination of employment of a material number of employees, or any labor dispute or claim in writing of unfair labor practices involving the Company;

(i) the Company has not incurred, created or assumed any Encumbrance (other than a Permitted Encumbrance) on any of its material assets or material properties, any Liability for borrowed money or any Liability as guarantor or surety with respect to the obligations of any other Person;

(j) the Company has not cancelled or waived any Liabilities owed to it, other than in the ordinary course of business, consistent with past practice;

(k) the Company has not made any deferral of the payment of any accounts payable other than in the ordinary course of business, consistent with past practice, or in an amount in excess of $10,000 in the aggregate, or given any discount, accommodation or other concession other than in the ordinary course of business, consistent with past practice, in order to accelerate or induce the collection of any receivable;

(l) the Company has not made any material change in the pricing of Company Products or in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers;

(m) there has been no material damage, destruction or loss, whether or not covered by insurance, affecting the material assets, properties or business of the Company;

(n) the Company has not sold, disposed of, transferred or licensed to any Person any rights to any Company Intellectual Property (as defined in Section 2.10(a) other than non-exclusive licenses to customers in the ordinary course of business consistent with past practices;

(o) the Company has not acquired or licensed from any Person any Intellectual Property Rights or Technology (as defined in Section 2.10(a) that is not assignable to Acquirer;

(p) the Company has not Encumbered, sold, disposed of, transferred or provided a copy of any Company Source Code and Specifications (as defined in Section 2.10(a) to any Person; and

(q) there has not occurred any entry into any Contract by the Company to do any of the things described in the preceding clauses (a) through (p) (other than negotiations and agreements with Acquirer and its representatives regarding the transactions contemplated by this Agreement).

2.6 Litigation. There is no private or governmental action, suit, proceeding, claim, mediation, arbitration or investigation pending against the Company before any Governmental Entity (a “Legal Proceeding”), or, to the knowledge of the Company, threatened in writing against the Company or any of its respective assets or properties or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company). There is no judgment, decree, injunction or order against the Company, any of their respective assets or properties, or, to the knowledge of the Company, any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company), nor is there, to the Company’s knowledge, any substantial basis for any Legal Proceedings that would reasonably be expected to result in a material Liability to the Company. The Company does not have any Legal Proceedings pending against any other Person.

2.7 Restrictions on Business Activities. Except as set forth on Section 2.7 of the Disclosure Schedules, there is no Contract, judgment, injunction, order or decree binding upon the Company which has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting, restricting or impairing any current or presently proposed business practice of the Company, any acquisition of property by the Company or the conduct or operation of the Business or limiting the freedom of the Company to engage in any line of business, to sell, license or otherwise distribute services or products in any market or geographic area, or to compete with any Person other than such prohibitions, restrictions or impairments entered into in the ordinary course of business, consistent with past practice.

2.8 Compliance With Legal Requirements; Governmental Permits.

(a) Since January 1, 2014 the Company has complied in all material respects with, is not in violation of, and has not received any written notices of violation with respect to, any Legal Requirement with respect to the conduct of the Business, or the ownership or operation of the Business.

(b) Since January 1, 2014, the Company has obtained each federal, national, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which the Company currently operates or holds any interest in any of its material assets or properties or (ii) that is required for the operation of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the “Company Authorizations”), except, in each case, where the failure to so obtain would not result in a Material Adverse Effect on the Company, and all of the Company Authorizations are in full force and effect as of the date of this Agreement. Since January 1, 2014, the Company has not received any notice or other communication in writing from any Governmental Entity regarding (i) any actual or possible violation of any Legal Requirements or any Company Authorization or any failure to comply with any term or requirement of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization that would be material and adverse to the Company. None of the Company Authorizations will be terminated or adversely impaired, or will become terminable, in whole or in part, as a result of the consummation of the transactions contemplated by this Agreement.

2.9 Title to, Condition and Sufficiency of Assets. The Company has good and valid title to all of its properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets which afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except (i) Permitted Encumbrances, (ii) such imperfections of title and non-monetary Encumbrances as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise impair business operations involving such properties, and (iii) liens securing indebtedness that is reflected on the Company Balance Sheet. Notwithstanding the foregoing, the representations in this Section 2.9 do not apply to Company Intellectual Property, which are covered by the representations in Section 2.10. Section 2.9 of the Disclosure Schedules identifies each parcel of real property leased by the Company. The Company does not currently own any real property.

2.10 Intellectual Property.

(a) Definitions. The following defined terms are used in this Section 2.10.

“Company Intellectual Property” means the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person other than the Company (i) that are licensed to Company, or (ii) for which Company has received from such Person a covenant not to sue or assert or other immunity from suit (including agreement to assert claims against any Persons before asserting against any the Company or to exhaust remedies).

“Company Owned Intellectual Property” means all (i) Intellectual Property Rights solely owned by Company or that are purported by the Company to be solely owned by the Company, and (ii) Intellectual Property Rights in which the Company has any joint ownership interest or in which the Company purports to have any joint ownership interest.

“Company Product(s)” means (i) each and all products and services manufactured, provided, made commercially available, marketed, distributed, supported, sold, leased, imported for resale, licensed out, developed or in development by or on behalf of the Company (“Complete Offerings”), and (ii) Technology used in providing the Complete Offerings, including but not limited to any components, elements, parts, integrated circuits, tools, software, firmware, games and middleware, architecture, databases, plugins, libraries, APIs, interfaces, algorithms, systems, processes, devices, hardware and equipment thereof (“Components”).

“Company Registered Intellectual Property” means all Registered Intellectual Property that is included in the Company Owned Intellectual Property.

“Company Source Code and Specifications” means source code (i.e., software code in its original, human readable, un-compiled, form) and confidential specifications or designs of any Company Technology (including Company Products), and all extracts, portions and segments thereof, in whole or in part.

“Company Technology” means all Company Products and all other Technology owned by or licensed to Company or purported to be owned by or licensed to Company that is used by or on behalf of the Company in connection with conduct of the Business.

“Copyrights” means all copyrights, copyrightable works and mask works (including all applications and registrations for each of the foregoing), and all other rights corresponding thereto throughout the world.

“Intellectual Property Rights” means any and all of the following in any country: (a) (i) Patents, (ii) Trademarks, (iii) rights in domain names and domain name registrations, (iv) Copyrights, (v) Trade Secrets, and (vi) all other intellectual property rights (whether or not appropriate steps have been taken to protect such rights under Legal Requirements); and (b) the right (whether at law, in equity, by contract or otherwise) to use, practice or otherwise exploit any of the foregoing.

“Moral Rights” means moral rights in any works of authorship, including the right to the integrity of the work, the right to be associated with the work as its author by name or under pseudonym and the right to remain anonymous, whether existing under judicial or statutory law of any country or jurisdiction worldwide, regardless of whether such right is called or generally referred to as a “moral right.”

“Open License Terms” means terms in any license, distribution model or other agreement for a Work which require, as a condition of use, reproduction, modification and/or distribution of the Work (or any portion thereof) or of any Related Software, any of the following: (a) the making available of source code or any information regarding the Work or any Related Software; (b) the granting of permission for creating modifications to or derivative works of the Work or any Related Software; (c) the granting of a royalty-free license, whether express, implied, by virtue of estoppel or otherwise, to any Person under Intellectual Property Rights (including without limitation Patents) regarding the Work alone, any Related Software alone or the Work or Related Software in combination with other hardware or software; or (d) imposes restrictions on future Patent licensing terms, or other abridgement or restriction of the exercise or enforcement of any

Intellectual Property Rights through any means. By means of example only and without limitation, Open License Terms includes any versions of the following agreements, licenses or distribution models: (i) the GNU General Public License (GPL); (ii) Lesser/Library GPL (LGPL); (iii) the Common Development and Distribution License (CDDL); (iv) the Artistic License (including without limitation PERL); (v) the Netscape Public License; (vi) the Sun Community Source License (SCSL) or the Sun Industry Standards License (SISL); (vii) the Apache License; (viii) the Common Public License; (ix) the Affero GPL (AGPL); (x) the Berkeley Software Distribution (BSD) license; (xi) the Mozilla Public License (MPL), (xii) the Microsoft Limited Public License or (xiii) any licenses that are defined as OSI (Open Source Initiative) licenses as listed on the site www.opensource.org.

“Off-the-Shelf Software” means any software (other than Public Software) that is made generally and widely available to the public on a commercial basis and is licensed on a non-exclusive basis under standard terms and conditions for aggregate license fees of less than Ten Thousand Dollars ($10,000) per license per year.

“Patents” means all issued patents (including utility and design patents) and pending patent applications (including invention disclosures, records of invention, certificates of invention and applications for certificates of inventions and priority rights) filed with any Registration Office, including without limitation, all non-provisional and provisional patent applications, substitutions, continuations, continuations-in-part, divisions, renewals, revivals, reissues, re-examinations and extensions thereof.

“Public Software” means any software, libraries or other code that is licensed under or is otherwise subject to Open License Terms. Software distributed under less restrictive free or open source licensing and distribution models such as those obtained under the MIT, Boost Software License, and the Beer-Ware Public Software licenses or any similar licenses, and any software that is a public domain dedication are also “Public Software.”

“Registered Intellectual Property” means all Intellectual Property Rights for which registrations have been obtained or applications for registration have been filed with a Registration Office.

“Registration Office” means, collectively, the United States Patent and Trademark Office, United States Copyright Office and all equivalent foreign patent, trademark, copyright offices or other Governmental Entity.

“Related Software” means, with respect to a Work, any other software, libraries or other code (or a portion of any of the foregoing) in each case that is incorporated into or includes, relies on, is linked to or with, is derived from in any manner (in whole or in part), or is distributed with such Work.

“Standard Inbound IP Agreements” means (i) non-disclosure agreements entered into by the Company in the ordinary course of its business, consistent with past practice (each a “Standard NDA”), granting to the Company a limited right to use a third party’s confidential information, and (ii) Off-the-Shelf Software licenses.

“Standard Outbound IP Agreements” means (i) Standard NDAs, granting to a third party a limited right to use the Company’s confidential information, and (ii) non-exclusive object code licenses of Company Products granted by the Company in the ordinary course of its business consistent with past practice.

“Technology” means all tangible items constituting, disclosing or embodying any Intellectual Property Rights, including all versions thereof and all technology from which such items were or are derived, including but not limited to (i) works of authorship (including software, firmware, games and middleware in source code and executable code form, architecture, databases, plugins, libraries, APIs, interfaces, algorithms and documentation); (ii) inventions (whether or not patentable), designs, discoveries and improvements; (iii) proprietary, confidential and/or technical data and information, Trade Secrets and know how; (iv) databases, data compilations and collections, and customer and technical data, (v) services, methods and processes, and (vi) products, devices, prototypes, designs, specifications and schematics.

“Trade Secrets” means all proprietary, confidential and/or non-public information, however documented, including but not limited to all trade secrets within the meaning of Applicable Law.

“Trademarks” means all (i) trademarks, service marks, logos, insignias, designs, trade dress, symbols, trade names and fictitious business names, emblems, signs, insignia, slogans, other similar designations of source or origin and general intangibles of like nature (including all applications and registrations for each of the foregoing), and (ii) all goodwill associated with or symbolized by any of the foregoing.

“Work” means any work of authorship and any software, libraries or other code (including without limitation middleware and firmware).

(b) Company Intellectual Property Rights.

(i) Disclosure of Certain Intellectual Property. Section 2.10(b)(i) of the Disclosure Schedules is a complete and accurate list of: (A) all Company Registered Intellectual Property, grouped by Patents (including withdrawn, lapsed, abandoned or expired Patents), Trademarks, Copyrights, and domain names; and (B) all common law Trademarks; and setting forth for each of the foregoing as applicable, the nature of the right, title or interest held by the Company (and if no nature is indicated, the nature shall be presumed to be sole ownership), and the title, application number, filing date, jurisdiction, and registration number for each item.

(ii) Enforceability; No Challenges. Each item of Company Registered Intellectual Property is subsisting and in good standing, and, to the knowledge of the Company, valid and enforceable. The Company has not misrepresented, or failed to disclose, any facts or information known to the Company in any application for any Company Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the enforceability of any Company Registered Intellectual Property. With respect to each item of Company Registered Intellectual Property and each item of Company Licensed Intellectual Property that has been registered with a Registration Office and is exclusively licensed to the Company, the Company has not received notice of any inventorship challenge, opposition, cancellation, re-examination, interference, invalidity, unenforceability or other action or proceeding before any Registered Office relating to such Intellectual Property Rights, nor does there exist, to the knowledge of the Company, any fact that could lead to the commencement of any such action or proceeding.

(iii) Proper Filing. With respect to each item of Company Registered Intellectual Property and each item of Company Licensed Intellectual Property that is exclusively licensed to the Company under terms and conditions that include a right for the Company to review and comment on or control the filing, prosecution or maintenance of such Company Licensed Intellectual Property, all necessary filing, examination, registration, maintenance, renewal and other fees and taxes have been paid, and all necessary documents and certificates have been filed with all relevant Registration Offices for the purposes of maintaining such Intellectual Property Rights, in each case in accordance with Legal Requirements. Section 2.10(b)(iii) of the Disclosure Schedules is a complete and accurate list of all actions that must be taken by Company within one hundred twenty (120) days of the Closing Date with respect to any of the Company Owned Intellectual Property and each item of Company Licensed Intellectual Property that is exclusively licensed to the Company under terms and conditions that include a right for the Company to review and comment on or control the filing, prosecution or maintenance of such Company Licensed Intellectual Property, including payment of any filing, examination, registration, maintenance, renewal and other fees and taxes or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting, preserving or renewing such Intellectual Property Rights, in each case in accordance with Legal Requirements.

(iv) Copyrights and Trademarks. Except as indicated in Section 2.10(b)(i) of the Disclosure Schedules, with respect to all Copyrights, Trademarks and domain names included in the Company Registered Intellectual Property and all Copyrights, Trademarks and domain names that have been registered with a Registration Office and are exclusively licensed to the Company, each such item has not lapsed, expired or been abandoned. With respect to such Trademarks, the Company has taken all commercially reasonable and customary measures and precautions necessary to protect and maintain such Trademarks and the full value of and goodwill associated with such Trademarks.

(v) Patents. With respect to all Patents included in the Company Registered Intellectual Property, all Patents that have been filed or registered with a Registration Office and are exclusively licensed to the Company under terms and conditions that include a right for the Company to review and comment on or control the filing, prosecution or maintenance of such Patents, and, to the knowledge of the Company, all other Patents within Company Intellectual Property, in each case (A) such Patents have been prosecuted in good faith, (B) except as provided in the Disclosure Schedules, such Patents are not subject to any terminal disclaimer, and (C) Company and its patent counsel have complied with their duty of candor and disclosure to all Registration Offices with respect to such Patents and have made no misrepresentations in connection with the prosecution or maintenance of such Patents.

(vi) Trade Secrets. The Company has taken all commercially reasonable measures and precautions to protect and maintain the confidentiality and full value of all Trade Secrets included in the Company Intellectual Property. The Company has not disclosed any Trade Secrets in which the Company has (or purports to have) any right, title or interest (or any tangible embodiment thereof) to any Person without having such Person execute a written agreement regarding the non-disclosure and non-use thereof. The Company has required each Person who has received any Trade Secrets of the Company not to retain any such Trade Secrets after termination of such Person’s agreement or services with the Company or otherwise after expiration or termination of the authorization to possess such Trade Secrets under the respective agreement with the Company, and in each such case the Company has undertaken commercially reasonable efforts following such termination of services or authorization to possess to ensure that no such Trade Secrets were retained. All use, disclosure or appropriation of any Trade Secret not owned by the Company has been pursuant to the terms of a written agreement between the Company and the owner of such Trade Secret, or is otherwise lawful. The Company has not received any notice from any Person that there has been an unauthorized use or disclosure of any Trade Secrets included in the Company Intellectual Property. No Person that has received any Trade Secrets from the Company has refused to provide to the Company, after the Company’s request therefor, a certificate of return or destruction of any documents or materials containing such Trade Secrets.

(c) Ownership of and Right to Use Company Intellectual Property; No Encumbrances.

(i) The Company is the sole and exclusive owner of and has good, valid and marketable title to, free and clear of all Encumbrances, all Company Owned Intellectual Property, and (except for Company Licensed Intellectual Property) all Company Technology. The Company has the sole and exclusive right to bring a claim or suit against any other Person for past, present or future infringement of all Company Owned Intellectual Property. Company has not transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property Rights to any Person, or permitted the rights of the Company in any Company Intellectual Property to enter into the public domain. Section 2.10(c) of the Disclosure Schedules identifies, for each Company Product distributed, licensed or sold since January 1, 2017, the Contract(s) under which Company has licensed the Company Licensed Intellectual Property used in such Company Product.

(ii) The Company has a valid, legally enforceable right to use, practice and otherwise exploit (A) all Company Licensed Intellectual Property, and all (B) other Intellectual Property Rights used by Company, in each case in the manner such Intellectual Property Rights are used, practiced and otherwise exploited by the Company and are planned to be used, practiced and otherwise exploited by the Company. The Company Intellectual Property constitutes all of the Intellectual Property Rights used or necessary in connection with the conduct of the Business, including without limitation as necessary or appropriate to make, use, offer for sale, sell or import the Company Products. The Company’s rights in any Company Licensed Intellectual Property (including without limitation any interest therein acquired through a license or other right to use, but excluding any Off-the-Shelf Software) are free and clear of Encumbrances (other than the terms of Contracts pursuant to which Company Licensed Intellectual Property is licensed to the Company) and the Company has not received any notice that any portion of the Company Licensed Intellectual Property is subject to any such Encumbrance.

(d) Agreements Related to Company Intellectual Property.

(i) Disclosure of Outbound Licenses. (A) Section 2.10(d)(i)(A) of the Disclosure Schedules is a complete and accurate list of all Contracts (other than Standard Outbound IP Agreements) pursuant to which the Company granted or is required to grant to any Person any right under or license (expressly, by implication, by estoppel or otherwise), any covenant not to assert or sue or other immunity from suit under or any other rights (including agreement to assert claims against any Persons before asserting against any other Person or to exhaust remedies), to any current or future Intellectual Property Rights, other than non-exclusive Trademark licenses granted in ordinary course in Non-significant Reseller Agreements. (B) Section 2.10(d)(i)(B) of the Disclosure Schedules is a complete and accurate list of all Contracts (including Standard Outbound IP Agreements) pursuant to which any existing or future Affiliate of the Company granted or is required to grant to any Person any right under or license (expressly, by implication, by estoppel or otherwise), any covenant not to assert or sue or other immunity from suit under or any other rights, to any current or future Intellectual Property Rights (including agreement to assert claims against any Persons before asserting against any other Person or to exhaust remedies).

(ii) Disclosure of Inbound Licenses. Section 2.10(d)(ii) of the Disclosure Schedules is a complete and accurate list of all Contracts pursuant to which any Person granted or is required to grant to the Company or any existing or future Affiliate of Company any right under or license to, any covenant not to assert or sue or other immunity from suit (including agreement to assert claims against any Persons before asserting against the Company or such Affiliate or to exhaust remedies) under or any other rights to any current or future Intellectual Property Rights, other than Standard Inbound IP Agreements to Technology or Intellectual Property Rights not incorporated into or used by Company Products.

(iii) Disclosure of Other Intellectual Property Agreements. Section 2.10(d)(iii) of the Disclosure Schedules is a complete and accurate list, grouped by subsection, of all Contracts as follows: (A) regarding joint development of any products, Company Products or Technology; (B) by which the Company or any existing or future Affiliate of the Company grants, granted or is required to grant any ownership right or title to any Intellectual Property Rights, (C) by which the Company is assigned or granted an ownership interest in any Intellectual Property Rights (other than written agreements with employees and independent contractors that assign or grant to the Company ownership of Intellectual Property Rights developed in the course of providing services to the Company); (D) under which the Company grants or receives an option or right of first refusal or negotiation relating to any Intellectual Property Rights; (E) under which any Person is granted any right to access any Company Source Code and Specifications or to use Company Source Code and Specifications, including without limitation the right to create derivative works of Company Products; (F) pursuant to which the Company has deposited or is required to deposit with an escrow agent or any other Person the Company Source Code and Specifications or the execution of this Agreement or the consummation of any of the transactions contemplated hereby could reasonably be expected to result in the release or disclosure of any Company Source Code and Specifications; or (G) limiting the Company’s ability to transact business in any market, field or geographical area or with any Person, or that restricts the use, sale, transfer, delivery or licensing of Intellectual Property Rights or Company Products, including without limitation any covenant not to compete.

(iv) Hosting Software and Associated Services. The Company has set forth in Section 2.10(d)(iv) of the Disclosure Schedules any and all Contracts between the Company and any Third Party pursuant to which such Third Party provides any hosting and/or support services for any Complete Offerings by or on behalf of Company. No such Contract allows any hosting or support service provider to access or modify Company Source Code and Specifications and Company is under no obligation under such Contracts to comply with any Open License Terms associated with any software provided by any entity supplying or maintaining such hosting and support services.

(v) Royalties. Except as set forth in Section 2.10(d)(v) of the Disclosure Schedules, and except for the Off-the-Shelf Software licenses for software not incorporated into any Company Product, the Company has no obligation to pay any royalties, license fees or other amounts or provide or pay any other consideration to any Person by reason of ownership, use, exploitation, practice, sale or disposition of any Intellectual Property Rights (or any tangible embodiment thereof) or reproducing, making, using, selling, offering for sale, distributing or importing any Company Product.

(vi) Indemnification. Except as set forth in Section 2.10(d)(vi) of the Disclosure Schedules, and except for the Standard Outbound IP Agreements and Non-significant Reseller Agreements substantially in the Company’s form thereof which has been provided to Acquirer’s counsel, the Company has not entered into any Contract to defend, indemnify or hold harmless any Person against any charge of infringement of any Intellectual Property Rights.

(vii) No Breach. Neither the Company, any Affiliate of the Company nor, to the knowledge of the Company, any other Person is in breach of any Contract described in this Section 2.10(d) and the Company has not notified any Person, and no Person has notified the Company, of any such breach.

(e) Public Software. No Public Software has been distributed with, in whole or in part, any Company Product other than as described in Section 2.10(e) of the Disclosure Schedules. Section 2.10(e) of the Disclosure Schedules is a complete and accurate list of the following: (i) all Public Software used by the Company in any manner in the conduct of the Business; (ii) the Open License Terms applicable to such Public Software and a reference to where such Open License Terms may be found (e.g., a link to a site that has the applicable Open License Terms); (iii) whether such Public Software has been distributed by the Company to any Person or only used internally by Company; (iv) whether such Public Software has been modified by the Company; (v) each Company Product (including without limitation all Company software, firmware, middleware and hardware) by name and version number that is Public Software or that is derived in any manner (in whole or in part) from or that links to, includes, forms any part of, relies on, is distributed with, incorporates or contains any Public Software; and (vi) a complete and accurate statement of how the Public Software is linked to or with or used (e.g., dynamically, statically, etc.) within each Company Product distributed, licensed or sold since January 1, 2017. Company is in compliance with all Open License Terms applicable to any Public Software. Company has not received any notice alleging that Company is in violation or breach of any Open License Terms. None of the inventions claimed in any of the Patents included in the Company Owned Intellectual Property are practiced by any of the software described in Section 2.10(e) of the Disclosure Schedules and none of the inventions claimed in any of the Patents included in the Company Owned Intellectual Property are, to the knowledge of the Company, practiced by or infringed by any other software that is Public Software. Section 2.10(e) of the Disclosure Schedules sets forth a complete and accurate list of all software used, reproduced, modified or distributed by Company that is a commercial version of software that is also available as Public Software.

(f) No Third Party Rights in Company Intellectual Property.

(i) No Joint Ownership. The Company does not jointly own, jointly license, or jointly claim any right, title or interest to, any Company Owned Intellectual Property with any other Person.

(ii) No Employee Ownership. No current or former officer, manager, director, shareholder, member, employee, consultant or independent contractor of the Company has any right, title or interest in, to or under any Company Intellectual Property or Company Technology that has not been either (a) irrevocably assigned or transferred to the Company or (b) licensed (with the right to grant sublicenses) to the Company under an exclusive, irrevocable, worldwide, royalty free, fully paid and assignable license.

(iii) No Challenges. Since January 1, 2014, no Person has challenged or threatened to challenge and no Person has asserted or threatened a claim or made a demand, nor is there any pending or threatened proceeding nor are there to the knowledge of the Company any facts which could give rise to any such challenge, claim, demand or proceeding, which would adversely affect (A) the Company’s right, title or interest in, to or under the Company Intellectual Property or Company Technology, (B) any Contract, license or other arrangement under which the Company claims any right, title or interest under the Company Intellectual Property or Company Technology, (C) the use, manufacture, transfer, sale, delivery or licensing by the Company of any Company Intellectual Property or Company Products, or (D) the validity, enforceability or claim construction of any Patents. The Company has not received any notice regarding any such challenge, claim, demand or proceeding.

(iv) No Restrictions. The Company is not subject to any proceeding or outstanding decree, order, judgment or stipulation restricting in any manner the use, transfer or licensing by the Company of the Company Owned Intellectual Property, or, to the knowledge of the Company, any other Company Intellectual Property, the use, manufacture, transfer, sale, importation or licensing of any Company Products, or which might affect the validity, use or enforceability of any Company Owned Intellectual Property, or, to the knowledge of the Company, any other Company Intellectual Property.

(v) No Infringement by Other Persons. To the knowledge of the Company, no Company Owned Intellectual Property or Company Licensed Intellectual Property that is exclusively licensed to the Company has been infringed, misappropriated or violated by any Person.

(g) No Infringement by Company. The conduct of the Business as currently conducted and planned to be conducted by the Company, including without limitation the making, using, offering for sale, selling, distributing and/or importing of any Company Product does not and will not infringe, constitute contributory infringement, inducement to infringe, misappropriation or unlawful use of Intellectual Property Rights of any Person. Since January 1, 2014, no Person has asserted or threatened a claim, there are, to the knowledge of the Company, no facts that could give rise to a claim, nor has Company received any notification, that the Business or any Company Technology (or the any Intellectual Property Rights embodied in the Company Technology) infringes, constitutes contributory infringement, inducement to infringe, misappropriation or unlawful use of any Person’s Intellectual Property Rights. Since January 1, 2014, no Person has notified the Company that the Company requires a license to any Person’s Intellectual Property Rights and Company has not received any unsolicited written offer to license (or any other notice of) any Person’s Intellectual Property Rights. The Company has not obtained any non-infringement, freedom to operate, clearances or invalidity opinions from counsel (inside or outside counsel) regarding the Business or any Company Product.

(h) Employee and Contractor Agreements. All current and former employees, consultants and independent contractors of the Company who are or were involved in, or who have contributed in any manner to the creation or development of any Company Intellectual Property or Company Technology have executed and delivered to Company a written agreement regarding the protection of proprietary information and including an irrevocable assignment to the Company of such Intellectual Property Rights and Company Technology. No current or former employee, consultant or independent contractor is in violation of any term of any such agreement, or any other agreement relating to the relationship of any such employee, consultant or independent contractor with Company. Section 2.10(h) sets forth consultants and independent contractors used by the Company, during any point in time after January 1, 2016, in connection with the conception, reduction to practice, creation, derivation, development, or making of the Company Intellectual Property and Company Technology.

(i) Moral Rights. All authors of any works of authorship in the Company Technology have waived their Moral Rights and have agreed to a covenant not to assert their Moral Rights, in each case, to the extent permitted by Legal Requirements, or such authors otherwise prepared such works in the United States of America or other jurisdictions that do not recognize Moral Rights.

(j) No Release of Source Code or Specifications. The Company has not disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person, any Company Source Code and Specifications, except for disclosures to employees, independent contractors or consultants under binding written agreements that prohibit use or disclosure except in the performance of services for the Company. The Company has required each Person who has received any Company Source Code or Specifications to return or destroy any such Company Source Code and Specifications after termination of such Person’s services with the Company or otherwise after expiration or termination of the authorization to possess such Company Source Code and Specifications under the respective agreement with the Company, and in each such case the Company has undertaken commercially reasonable efforts following such termination of services or authorization to possess to ensure that such Company Source Code and Specifications were returned or destroyed. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the disclosure or delivery to any Person of the Company Source Code and Specifications.

(k) No Viruses in Company Products. No Company Products contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware or data (“Viruses”). The Company has taken all commercially reasonable steps to prevent the introduction of Viruses into Company Technology.

(l) No Standards Bodies. The Company is not now nor has ever been, and no previous owner of any Company Owned Intellectual Property or Company Technology owned or purported to be owned by Company was during the duration of their respective ownership, a member or promoter of, or a contributor to or made any commitments or agreements regarding any patent pool, industry standards body, standard setting organization, industry or other trade association or similar organization, in each case that could or does require or obligate the Company or the previous owner to grant or offer to any other Person any license or other right to the Company Owned Intellectual Property or Company Technology, including without limitation any future Technology and Intellectual Property Rights developed, conceived, made or reduced to practice by Company or any Affiliate of Company after the Closing Date.

(m) No Government Funding. No funding, facilities, resources or personnel of any Governmental Entity or any university, college, other educational institution, multi-national, bi-national or international organization or research center was used in connection with the development or creation, in whole or in part, of any Company Owned Intellectual Property or Company Technology.

(n) Acquirer’s Rights. The execution, delivery or performance of this Agreement or any ancillary agreement contemplated hereby, the consummation of the transactions contemplated by this Agreement or such ancillary agreements and the satisfaction of any Closing condition set forth herein will not contravene, conflict with or result in any termination of or new or additional limitations on the Acquirer’s right, title or interest in or to the Company Intellectual Property, nor will it cause: (i) the Company, the Acquirer or any of their Affiliates to grant to any other Person any right to or with respect to any Intellectual Property Rights, (ii) Company, the Acquirer or any of their Affiliates to be bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses, or (iii) the Company, the Acquirer or any of their Affiliates to be obligated to pay any royalties or other fees or consideration with respect to Intellectual Property Rights of any Person in excess of those payable by the Company in the absence of this Agreement or the transactions contemplated hereby.

(o) Transferability of Intellectual Property. All Company Owned Intellectual Property will be fully transferable, alienable and licensable by the Company and the Acquirer without restriction and without payment of any kind to any other Person.

2.11 Company Products. A complete and accurate list of each of the Complete Offerings, together with a brief description of each, is set forth in Section 2.11 of the Disclosure Schedules.

(a) Since January 1, 2014, all Company Products sold, licensed, leased, delivered or otherwise made available by the Company to any Person and all services provided by or on behalf of the Company to any Person on or prior to the Closing Date (including without limitation all installation services, programming services, integration services, repair services, maintenance services, support services, training services and upgrade services) conform and comply in all material respects with the terms and requirements of all applicable contractual obligations, express and implied warranties (to the extent not subject to legally effective express exclusions thereof), packaging, advertising and marketing materials, product or service specifications and documentation, and Legal Requirements;

(b) Since January 1, 2014, no customer or other Person has asserted or threatened to assert any claim (other than warranty claims by customers for repair or replacement or refund in the ordinary course of business to the extent allowed by the applicable warranty terms) against the Company under or based upon any contractual obligation or warranty provided by or on behalf the of Company, including with respect to any Company Products; and

(c) The Company has provided to Acquirer a list identifying and describing all known currently-existing bugs, errors and defects in the Company Products. The Company has disclosed in writing to Acquirer, all information relating to any currently-existing problem or issue known to the Company with respect to any of the Company Products that adversely affects, or may reasonably be expected to adversely affect, the value, functionality or fitness for the intended purpose of such Company Products. Subject to the foregoing, (i) there have been and are no other defects, malfunctions or nonconformities in any Company Products that have not been remedied; (ii) there have been and are no claims asserted against Company or, to the knowledge of the Company, any of Company’s distributors or customers related to the Company Products (other than warranty claims by customers for repair or replacement or refund in the ordinary course of business to the extent allowed by the applicable warranty terms); and (iii) the Company has not recalled or been required to recall any Company Products.

2.12 Export Control for Company Products. Section 2.12 of the Disclosure Schedules is a complete and accurate list of (i) the export control classification numbers (ECCNs) for each Company Product exported by Company, and (ii)  any export licenses or license exceptions applicable to each Company Product.

2.13 Privacy; Security Measures.

(a) Privacy. The Company has complied with all Legal Requirements, contractual obligations and the Company’s privacy policies relating to the collection, storage, use, disclosure and transfer of any personally identifiable information collected by or on behalf of the Company, and has taken all appropriate and industry standard measures to protect and maintain the confidential nature of such personally identifiable information. The execution, delivery and performance of this Agreement and any ancillary agreement contemplated hereby will comply with all Legal Requirements relating to privacy and with the Company’s privacy policies. The Company has not received a complaint regarding the Company’s collection, use or disclosure of personally identifiable information.

(b) Security Measures. The Company has implemented and maintained, consistent with industry standard practices and its contractual and other obligations to other Persons, all security and other measures necessary to protect all computers, networks, software and systems used in connection with the operation of the Business (the “Information Systems”) from Viruses and unauthorized access, use, modification, disclosure or other misuse. The Company has provided to Acquirer all of its disaster recovery and security plans, and procedures relating to Company’s Information Systems. To the knowledge of the Company, since January 1, 2014, there have been no unauthorized intrusions or breaches of the security of Company’s Information Systems.

2.14 Environmental Matters.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Environmental and Safety Laws” shall mean any federal, national, foreign, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants.

(ii) “Hazardous Materials” shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance, material or waste defined in or regulated under any Environmental and Safety Laws, but excludes office and janitorial supplies properly and safely maintained.

(iii) “Property” shall mean all real property leased or owned by the Company either currently or in the past.

(iv) “Facilities” shall mean all buildings and improvements on the Property.

(b) Since January 1, 2014, (i) all Hazardous Materials and wastes of the Company have been disposed of in accordance in all respects with all Environmental and Safety Laws; (ii) the Company has not received any written notice of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws; (iii) no notices or Legal Proceedings are pending or, to the Company’s knowledge, threatened in writing relating to an actual or alleged violation of any applicable Environmental and Safety Laws by the Company; (iv) the Company is not a potentially responsible party under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any analogous state, local or foreign laws arising out of events occurring prior to the Closing Date; (v) to the Company’s knowledge, there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from any of the Facilities or any Property; and (vi) to the Company’s knowledge, the Facilities and the Company’s use and activities therein have at all times complied in all material respects with all Environmental and Safety Laws.

2.15 Taxes.

(a) The Company, and any consolidated, combined, unitary or aggregate group for Tax purposes of which the Company is or has been a member, have properly completed and timely filed all Tax Returns to be filed by them and have timely paid all Taxes whether or not shown on any Tax Return. All Tax Returns were complete and accurate in all respects. The Company has made available to Acquirer correct and complete copies of all Tax Returns for which the statute of limitations has not expired, and all examination reports and statements of deficiencies assessed against or agreed to by the Company (if any) with respect to said Tax Returns.

(b) All Liabilities for unpaid Taxes of the Company for periods (or portions of periods) through the Company Balance Sheet Date have been accrued on the Company Balance Sheet in accordance with GAAP. The Company does not have any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business subsequent to the Company Balance Sheet.

(c) There is (i) no written claim for Taxes being asserted against the Company, (ii) no audit or, to the knowledge of the Company, pending audit of, or Tax controversy associated with, any Tax Return of the Company being conducted by a Tax Authority, (iii) no extension of any statute of limitations on the assessment of any material Taxes granted by the Company currently in effect, and (iv) no agreement to any extension of time for filing any Tax Return which has not been filed. No claim has ever been made in writing by any Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. The Company does not have a “permanent establishment” in any foreign country, as such term is defined in any applicable tax treaty or convention between the United States and such foreign country.

(d) The Company is not a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement (other than agreements with customary provisions entered into in the ordinary course of business the primary purpose of which does not relate to Tax) for which the Company has or will have any Liability or potential Liability.

(e) The Company has not participated in, nor is it currently participating in, any “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(f) The Company has never been a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation.

(g) The Company does not have any Liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by Contract or otherwise.

(h) The Company will not be required to include in income, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) entered into prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing, or (v) election under Section 108(i) of the Code made prior to the Closing.

(i) The Company is not the beneficiary of any Tax holidays or similar incentives.

(j) The Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that is part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(l) The Company has complied (and until the Closing will comply) with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 1472 of the Code or similar provisions under any foreign law) and has, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, and Federal Unemployment Tax Act Taxes, and pursuant to relevant state income and employment Tax withholding laws, and has timely filed all material withholding Tax Returns, for all periods through and including the Closing Date.

(m) There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or ERISA Affiliate (as defined below) to which the Company is a party or by which the Company is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). No stock of the Company or any Company Shareholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G and the regulations promulgated thereunder), such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code.

(n) Section 2.15(n) of the Disclosure Schedules lists each “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) to which the Company is a party. Each such nonqualified deferred compensation plan complies in all respects with the requirements of Section 409A(a) of the Code and the regulations thereunder by its terms and has been operated in accordance with such requirements.

(o) To the Company’s knowledge, each service provider or former service provider of the Company who holds or held unvested Company Common Stock or other unvested property transferred to such service provider by the Company has filed a valid and timely election under Section 83(b) of the Code with respect to such Company Common Stock or other property.

(p) The Company has been a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code at all times since January 1, 2000 and the Company will be an S corporation up to and including the day before the Closing Date.

(q) The Company has no potential liability for any Tax under Section 1374 of the Code. The Company has not, within the five-year period ending with the date of this Agreement (i) acquired assets from another corporation in a transaction in which the Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation that is a qualified subchapter S subsidiary within the meaning of Section 1361(b)(3)(B) of the Code.

2.16 Employee Benefit Plans and Employee Matters.

(a) Section 2.16(a) of the Disclosure Schedules lists all material Company Employee Plans. “Company Employee Plans” means, with respect to the Company and any trade or business (whether or not incorporated) which is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, each compensation and/or benefit plan, program, policy, agreement or other arrangement, including (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee of the Company, (iii) all stock option, restricted stock unit, equity incentive, stock purchase, phantom stock or stock appreciation right plans, programs or arrangements, (iv) all retirement, supplemental retirement, pension, profit sharing, deferred compensation, savings, severance, sabbatical, vacation, medical, dental, vision care, wellness, disability, sick leave, employee relocation, training, tuition assistance, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (v) all bonus, commission, retention, change in control or incentive plans, programs or arrangements, and (vi) all tax gross-up, automotive benefits and other fringe benefit plans, programs or arrangements.

(b) The Company has made available to Acquirer or Acquirer’s counsel: (i) a true, correct and complete copy of each of the Company Employee Plans (or a written summary thereof for any undocumented Company Employee Plans) and related plan documents (including trust documents, funding arrangements, insurance policies, administrative service agreements, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto); (ii) with respect to each Company Employee Plan which is subject to ERISA reporting requirements, true, correct and complete copies of the Form 5500 reports filed for the last three plan years; (iii) with respect to any Company Employee Plan intended to be qualified under Section 401(a) of the Code, a true, correct and complete copy of the most recent Internal Revenue Service favorable determination letter or opinion letter; (iv) with respect to any Company 401(k) Plan, the nondiscrimination testing reports for the last three plan years; and (v) all material correspondence with the Internal Revenue Service, Department of Labor or any other Governmental Entity that relates to any Company Employee Plan and is dated within the last five calendar years, including any submissions under the Employee Plans Compliance Resolution System or the Voluntary Fiduciary Correction Program.

(c) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has timely received or applied for a favorable determination letter or is entitled to rely on a favorable opinion letter from the IRS, in either case, that has not been revoked and, no event or circumstance exists that has adversely affected or would reasonably be expected to adversely affect such qualification. Each trust established in connection with any Company Employee Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust. The Company makes no representation as to the services performed by the Company’s outside administrator of the Company Employee Plan intended to be qualified under Section 401(a) of the Code.

(d) The Company does not sponsor or maintain any self-insured Company Employee Plan, including any plan that includes stop-loss coverage. None of the Company Employee Plans promises or provides post-employment health or welfare benefits to any Person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended or similar state law (collectively, “COBRA”) and the Company has complied in all respects with the requirements of COBRA.

(e) There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan in respect of which the Company would have liability.

(f) Each Company Employee Plan has been administered and operated in all material respects in accordance with its terms and in compliance in all material respects with the requirements prescribed by any and all statutes, rules and regulations (including ERISA, the Code, COBRA the Family Medical and Leave Act of 1993, the Health Insurance Portability and Accountability Act of 1996, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010). The Company and each ERISA Affiliate has performed in all material respects all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans in any material respect. Neither the Company nor any ERISA Affiliate is subject to any Liability or penalty under Chapter 43 of the Code or Title I of ERISA with respect to any of the Company Employee Plans. All contributions required to be made by the Company or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates or if not due have been properly accrued on the Financial Statements. In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company and ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor.

(g) Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms without Liability to Acquirer (other than ordinary administrative expenses typically incurred in a termination event). There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan which would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent fiscal year included in the Financial Statements.

(h) With respect to each Company Employee Plan, the Company has prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding, action, litigation or claim (other than claims for benefits in accordance with the terms of the Company Benefit Plans) has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor.

(i) Neither the Company nor any current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code. Neither the Company nor any current or former ERISA Affiliate is a party to, has any obligation under, ever has contributed to or had any obligation under any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(j) The Company and ERISA Affiliates do not have any Company Employee Plans sponsored, maintained or contributed to under the law or applicable custom or rule of the relevant jurisdiction outside of the United States.

(k) Section 2.16(k) of the Disclosure Schedules sets forth a true, correct and complete list of all officers, directors, and employees of the Company, showing each such Person’s name, position, date of hire, principal worksite, 2018 annual base salary, 2018 target bonus and commissions, status as exempt/non-exempt, accrued but unused vacation or PTO and severance benefit rights and identifying each employee of the Company who is not fully available to perform work because of disability or other leave and also lists, with respect to each such employee, the anticipated date of return to full service to the extent known.

(l) Section 2.16(l) of the Disclosure Schedules sets forth a true, correct and complete list of all consultants and independent contractors of the Company (other than with respect to tax, accounting, and legal services which are exclusively related to the transactions contemplated hereby), who received annual cash compensation of at least $50,000 during calendar year 2017, showing each such Person’s name, the initial date of the engagement, current fee schedule and the total amount of all fees paid or accrued during 2017. The Company’s relationships with all such Persons can be terminated with thirty (30) days’ notice or fewer for any reason without any amounts being owed to such Person other than with respect to compensation or payments accrued before the termination.

(m) The Company is, and at all times within the applicable statutes of limitations has been, in compliance, in all material respects, with all applicable Legal Requirements respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages (including the proper classification of employees as exempt and non-exempt), hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act. The Company maintains a Form I-9 for each employee for whom such a Form I-9 must be maintained. The Company has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. Except with respect to salary payable in the ordinary course for the payroll period during which the Closing Date occurs, the Company has paid in full to all current and former employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits, severance and other compensation due to or on behalf of such employees, independent contractors and consultants pursuant to the terms of any Company Employee Plan, employment Contract, or other legal requirement. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company under any workers compensation plan or policy. There is no litigation or controversies pending or, to the knowledge of the Company, threatened in writing or otherwise, between the Company and any of its respective current or former employees, officers, directors, consultants or independent contractors. The Company does not have any obligation to pay any amount or provide any benefit to any former employee or officer.

(n) The Company is not a party to or bound by any collective bargaining agreement or other labor union Contract, and no such collective bargaining agreement or Contract is being negotiated. The Company does not have any duty to bargain with any labor organization. There is not and has not been for the past two (2) years, any labor union representing any employee of the Company, nor have there been any material strikes, lockouts or, to the knowledge of the Company, labor union organizing efforts or labor proceedings. Neither the Company, nor, to the knowledge of the Company, representatives or employees of the Company, has committed any unfair labor practice in violation of the National Labor Relations Act, and there is no charge or complaint against the Company by the National Labor Relations Board or any comparable Governmental Entity pending or to the knowledge of the Company, threatened in writing.

(o) To the knowledge of the Company, no employee of the Company has been alleged in a judicial complaint to be in violation of any term of any employment agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the Business or to the use of trade secrets or proprietary information of others.

(p) Except as set forth on Section 2.16(p) of the Disclosure Schedule, (i) no employee of the Company has been involuntarily terminated in the last 12 month period, (ii) no employee of the Company has given notice or is under a notice of involuntary termination, (iii) to the Company’s knowledge, no employee intends to terminate his or her employment with the Company, and (iv) the employment of the employees of the Company is “at will” and the Company has no obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. As of the date hereof, the Company has not (A) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to any Person and/or (B) promised to any Person any terms or conditions of employment with Acquirer following the Closing Date.

(q) The Company has made available to Acquirer’s counsel (to the extent the same exists) true copies of each of the following: standard forms of offer letters; standard forms of employment agreements and severance agreements; standard forms of services agreements and agreements with current and former consultants and/or advisory board members; all standard forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and the Company; and all agreements and/or insurance binders, which insurance binders shall provide a complete and correct summary of the underlying insurance policies, providing for the indemnification of any officers or directors of the Company.

(r) The Company is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended, or any similar state or local law (collectively, “WARN Act”). In the past two (2) years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company, and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. The Company has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period prior to the Agreement Date.

(s) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement or any termination of employment or service or any other event in connection therewith will, individually or together or with the occurrence of some other event, (whether contingent or otherwise), (i) result in any payment or benefit (including severance, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iv) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person. Section 2.16(s)(v) of the Disclosure Schedules lists each Person who the Company reasonably determines is, as of the date hereof, a “disqualified individual” with respect to the Company and/or any ERISA Affiliate.

2.17 Interested Party Transactions. None of the officers or directors, of the Company, nor to the knowledge of the Company any employee or any immediate family member of an officer, director or employee of the Company, has any direct or indirect ownership, participation, royalty or other interest in, or is an officer or director of any firm, partnership, entity or corporation that competes with the Company (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded). To the knowledge of the Company, none of said officers or directors, or employees, or any member of their immediate families, is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any commercial Contract to which the Company is a party or by which the Company or any of its assets or properties may be bound or affected. To the knowledge of the Company, none of said officers, directors or employees or immediate family members has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property Rights and Technology) that is used in the Business.

2.18 Insurance. The Company maintains the policies of insurance and bonds set forth in Section 2.18 of the Disclosure Schedules, including, all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Section 2.18 of the Disclosure Schedules sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the policy number, the coverage periods, the coverage amount and all material claims made under such policies and bonds since January 1, 2014. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid, and the Company is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.19 Books and Records. The Company has delivered or made available to Acquirer or its legal counsel the minute books containing all material records of all proceedings, consents, actions and meetings of board of directors and/or any committees thereof or actions taken by the shareholders of Company. The minute books of the Company made available to Acquirer contain a complete and accurate summary in all material respects of all meetings of directors and shareholders or actions by written consent of Company that have occurred since inception. All actions that require approval of the board of directors and/or committees thereof or shareholders of the Company have been duly approved, as necessary, by the boards of directors and/or committees thereof and the shareholders of the Company in accordance with the Texas Code.

2.20 Material Contracts.

(a) Except for this Agreement and the Contracts specifically identified in this Section 2.20(a) of the Disclosure Schedules (with each of such Contracts specifically identified under subsection(s) of such Section 2.20(a) that correspond to the Subsection or Subsections of this Section 2.20(a) applicable to such Contract or explicitly cross-referenced therein), as of the date of this Agreement, the Company is not a party to or currently bound by any of the following Contracts (each, a “Material Contract”):

(i) any distributor, subscriber, original equipment manufacturer, reseller or value added reseller agreement, in each case, with a Significant Customer or which has ongoing obligations that would continue following Closing other than standard ongoing service or support obligations contained in the Company’s standard form of agreement (copies of which have been made available to Acquirer’s counsel) (the “Material Reseller Agreements”), sales, agency or manufacturer’s representative Contract pursuant to which any Person has a right to market, resell or distribute any Company Products;

(ii) any continuing Contract for the purchase, sale or license of Intellectual Property Rights, Technology or other assets, other than (A) Standard Inbound IP Agreements, (B) Standard Outbound IP Agreements, (C) Contracts listed in Section 2.20(a)(ix) or (x) of the Disclosure Schedules and (D) such reseller or value added reseller agreements that do not constitute the Material Reseller Agreements (such agreements, the “Non-significant Reseller Agreements”);

(iii) any Contract that expires or may be renewed at the option of any Person other than the Company so as to expire more than one year after the date of this Agreement but excluding (A) a Contract which is terminable at-will by the Company within one year after the date of this Agreement, (B) Standard Inbound IP Agreements and Standard Outbound IP Agreements, (C) Contracts listed in Section 2.20(a)(ix) or (x) of the Disclosure Schedules, (D) standard “click-through” customer contracts in the ordinary course of business and (E) the Non-significant Reseller Agreements;

(iv) any mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging, forward, swap or other derivative arrangement, or any leasing transaction of the type required to be capitalized in accordance with GAAP other than those Contracts that constitute Company Debt, which are set forth on Section 2.4(e) of the Disclosure Schedules;

(v) any Contract providing for capital expenditures in excess of $20,000 individually or $50,000 in the aggregate;

(vi) (A) any Contract limiting the freedom of the Company to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Intellectual Property Rights or Technology, or (B) any Contract granting most favored nation pricing, exclusive sales, exclusive distribution, or exclusive marketing or other exclusive rights, rights of refusal (other than those related to debt or equity), or rights of first negotiation or similar rights and/or terms to any Person, or (C) any Contract otherwise limiting the right of the Company to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any Technology;

(vii) any Contract pursuant to which the Company is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving in excess of $10,000 individually or $25,000 in the aggregate per annum;

(viii) any Contract of guarantee, indemnification, assumption or any similar commitment with respect to, the Liabilities or indebtedness of any other Person other than (A) indemnification agreements with the Company’s officers and directors, (B) Intellectual Property Rights and other indemnities granted by the Company under (1) Standard Inbound IP Agreements, (2) Standard Outbound IP Agreements, (3) Material Reseller Agreements on the Company’s standard form of agreement (copies of which have been made available to Acquirer’s counsel), and (4) Non-significant Reseller Agreements on the Company’s standard form of agreement (copies of which have been made available to Acquirer’s counsel;

(ix) other than Standard Outbound IP Agreements and as included in the Non-significant Reseller Agreements on the Company’s standard form of agreement (copies of which have been made available to Acquirer’s counsel), all licenses, sublicenses and other Contracts pursuant to which any Person is granted any rights to Company Intellectual Property or pursuant to which the Company has agreed to any restriction on the right of the Company to use or enforce any Company Owned Intellectual Property Rights or pursuant to which the Company agrees to encumber, transfer or sell rights in or with respect to any Company Owned Intellectual Property;

(x) other than Standard Inbound IP Agreements, all licenses, sublicenses and other Contracts pursuant to which the Company acquired or is granted any rights to Third Party Intellectual Property Rights or pursuant to which the Company is granted the right to market, resell or distribute any Technology of any Person;

(xi) any Contract providing for the development of any software, content, technology or Intellectual Property, independently or jointly, by or for the Company, other than (A) employee invention assignment agreements and (B) consulting agreements with Company Authors on the Company’s standard form of agreement (copies of which have been made available to Acquirer’s counsel);

(xii) any Contracts relating to the membership of, or participation by, the Company in, or the affiliation of the Company with, any industry standards group or association;

(xiii) (A) any joint venture Contract, (B) other than Reseller Agreements, any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons or (C) any Contract that involves the payment of royalties to any other Person in excess of $10,000 individually or $25,000 in the aggregate per annum;

(xiv) any Company Product warranty, other than standard warranties of Company included in the packaging of Company Products and warranties granted under (A) Standard Outbound IP Agreements, (B) Contracts listed in Section 2.20(a)(ix) or (x) of the Disclosure Schedules and (C) the Non-significant Reseller Agreements on the Company’s standard form of agreement (copies of which have been made available to Acquirer’s counsel);

(xv) any Contract under which the Company provides any advice or services, consulting, professional services, Technology implementation, deployment or development services, or support services to any third party involving payments to the Company in excess of $10,000 individually or $25,000 in the aggregate, other than standard technical support services for Company Products;

(xvi) any Contract with any investment banker, broker, financial advisor or similar party retained by the Company, in connection with this Agreement and the transactions contemplated hereby;

(xvii) any Contract since January 1, 2014, pursuant to which the Company has acquired a business or entity, or material assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise;

(xviii) any Contract with any Governmental Entity (each, a “Government Contract”);

(xix) any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company in the ordinary course of business consistent with past practice;

(xx) any Contract with any labor union or any collective bargaining agreement or similar agreement with its employees;

(xxi) any Contract (A) with any of its officers, directors, employees or shareholders or any member of their immediate families excluding (1) agreements related to the Company’s equity that are disclosed in or pursuant to Section 2.2, (2) offer letters with non-executive officers entered into in the ordinary course that do not provide severance or change of control benefits and (3) Contracts listed on Section 2.16(a) of the Disclosure Schedules or (B) with any Person with whom the Company does not deal at arm’s length other than those contracts listed on Section 2.17 of the Disclosure Schedules;

(xxii) any Contract to license or authorize any third party to manufacture or reproduce any of the Company Products or Company Owned Intellectual Property;

(xxiii) any Contract with any officer, employee or consultant of the Company that (A) is not terminable within thirty (30) calendar days’ by the Company without cost or Liability, (B) requires the Company to make a payment to any director, officer, employee or consultant solely on account of the Merger or the transactions contemplated by this Agreement, or (C) imposes any non-competition or non-solicitation restrictions or provides for assignment of any inventions or other proprietary information other than on the Company’s standard form of invention assignment agreement;

(xxiv) any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of the Company or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase and other rights disclosed on Sections 2.2(b) of the Disclosure Schedules; any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Merger or other transactions contemplated hereunder, either alone or in combination with any other event; or

(xxv) any Contract not cancellable without penalty within sixty (60) calendar days which (A) involves minimum purchase commitments by the Company, (B) involves ongoing service or support obligations other than standard ongoing service or support obligations contained in the Company’s standard form of agreement (copies of which have been made available to Acquirer’s counsel), or (C) involves the development or delivery of any customer specified product enhancement or upgrades.

(xxvi) any other Contract or obligation not listed in clauses (i) through (xxv) that (A) is otherwise material to the Company or its business, operations, financial condition, properties or assets, or (B) involves the payment to or from the Company of an amount of more than $10,000 individually or $25,000 in the aggregate and is not cancellable without penalty within sixty (60) calendar days.

(b) All Material Contracts are in written form and there have been no variation in the terms of any Material Contract by oral agreement. The Company has performed all of the material obligations required to be performed by it and is entitled to all benefits under, and to the Company’s knowledge is not alleged in writing to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or to the Company’s knowledge, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material

Contract, (B) the right to a rebate, chargeback, refund, credit, penalty, termination fee, or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. The Company has not received any written notice or other written communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. The Company does not have any Liability for renegotiation of Government Contracts. Correct and complete copies of all Material Contracts (including all amendments thereto) have been made available to Acquirer prior to the Agreement Date.

2.21 Transaction Expenses. As of the Closing Date, all Transaction Expenses are listed in the Payment Schedule.

2.22 International Trade Legal Requirements.

(a) Since January 1, 2014, neither the Company nor any officer, director, or controlled Affiliates, nor to the Company’s knowledge, any agent, distributor, or representative of the Company or of any of its controlled Affiliates has any reason to believe that the Company or any of the foregoing persons or entities have taken any action in such capacity(ies) in violation of, or which may cause the Company to be in violation of, any applicable United States law governing imports into or exports from the United States in connection with the Company’s products, including without limitation: any executive orders or regulations issued with respect to the laws referred to in this Section 2.22(a), the Arms Export Control Act (22 U.S.C.A. § 2278), the Export Administration Act (50 U.S.C. App. §§ 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. § 120-130), the Export Administration Regulations (15 C.F.R. § 730 et seq.), the Customs Laws of the United States (19 U.S.C. § 1 et seq.), the International Emergency Economic Powers Act (50 U.S.C. § 1701-1706), any other export control regulations issued by the agencies listed in Part 730 of the Export Administration Regulations. Since January 1, 2014, there has not been a claim or charge made, investigation undertaken, violation found, or settlement of any enforcement action under any of the laws referred to in this Section 2.22(a) by any governmental entity with respect to matters arising under such laws against the Company or, to the Company’s knowledge, against the agents, distributors, or representative of any of the foregoing in connection with their relationship with the Company. The Company maintains a compliance program appropriate for a private company of its size and industry to promote and achieve compliance with the applicable requirements of the aforementioned laws.

(b) Since January 1, 2014, (i) none of the Company or its Affiliates, or any director, officer, or employee thereof, or, to the Company’s knowledge, any agent or representative of the Company or of any of its Affiliates, has taken any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) (“Government Official”) in order to influence official action, or to any person, in each case, in violation of any applicable anti-corruption laws; and (ii) the Company and its directors, officers, and employees thereof, or, to the Company’s knowledge, any agent or representative of the Company and its Affiliates have conducted their businesses in compliance with applicable anti-corruption laws and maintain policies and procedures reasonably designed to promote and achieve compliance with such laws as reasonably appropriate for a private company of its size and industry.

(c) Since January 1, 2014, the operations of the Company are and have been conducted in compliance with all applicable financial recordkeeping and reporting requirements, including, as applicable, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”), and the applicable anti-money laundering statutes of jurisdictions where the Company conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or Governmental Entity or arbitrator involving the Company with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened in writing.

(d) The Company is not, and any director, officer, or employee thereof is not, or, to the Company’s knowledge, any agent, Affiliate or representative of the Company is not, a Person that is, or is owned or controlled by one or more Persons that are:

(i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), or

(ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, Sudan and Syria).

(e) Since January 1, 2014, the Company has not knowingly engaged in, is not now knowingly engaged in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

2.23 Customers and Suppliers.

(a) The Company does not have any outstanding material disputes concerning its Company Products with any customer or distributor who, in the eleven (11) months ended November 30, 2017, was one of the twenty (20) largest sources of revenues for the Company, based on amounts paid or payable in such periods (each, a “Significant Customer”), nor is there, to the Company’s knowledge, any substantial basis for any such dispute. Each Significant Customer is listed on Section 2.23(a) of the Disclosure Schedules. The Company has not received any written information from any Significant Customer that such customer shall not continue as a customer of the Company (or the Surviving Corporation or Acquirer) after the Closing or that such customer intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Acquirer). During the twelve (12) months ended December 31, 2017, the Company has not had any of Company Products returned by a Significant Customer except for normal warranty returns consistent with past history and those returns that would not result in a reversal of any revenue by the Company.

(b) The Company does not have any outstanding material dispute concerning products and/or services provided by any supplier who, during the twelve (12) months ended December 31, 2017, was one of the twenty (20) largest suppliers of products and/or services to the Company, based on amounts paid or payable in such periods (each, a “Significant Supplier”), nor is there, to the Company’s knowledge, any substantial basis for any such dispute. Each Significant Supplier is listed on Section 2.23(b) of the Disclosure Schedules. The Company has not received written information from any Significant Supplier that such supplier shall not continue as a supplier to the Company (or the Surviving Corporation or Acquirer) after the Closing or that such supplier intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Acquirer). As of the date of this Agreement, the Company has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on its business.

2.24 Government Contracts.

(a) Definitions. The following definitions will apply to this Section 2.24.

(i) “Government” or “Governmental Authority” shall mean any nation or government, any state or other instrumentality or political subdivision thereof (including any county or city), any entity exercising executive, legislative, judicial, military, regulatory or administrative functions of or pertaining to government, and any quasi-governmental authority of any nature.

(ii) “Government Bid” means a bid, quote, tender or proposal which, if accepted, would result in a Government Contract.

(iii) “Government Contract” means any Contract, including an individual task order, delivery order, purchase order, or blanket purchase agreement, between the Company and the U.S. Government or any other Governmental Authority, as well as any subcontract or other arrangement by which (i) the Company has agreed to provide goods or services to a prime contractor, to the Governmental Authority, or to a higher-tier subcontractor or (ii) a subcontractor or vendor has agreed to provide goods or services to the Company, where, in either event, such goods or services ultimately will benefit or be used by the Governmental Authority, including any closed Contract or subcontract as to which the right of the U.S. Government or a higher-tier contractor to review, audit, or investigate has not expired. “Government Contract” includes any grant or cooperative agreement between the Company and any Governmental Authority as well as any sub-award or contract, at any tier, under a grant or cooperative agreement.

(iv) “Material Government Bid” means a Government Bid that would result in a Government Contract with projected revenue in excess of $50,000 in any year.

(v) “Material Government Contract” means any of the 20 largest Government Contracts measured by projected revenue in calendar year 2018, plus any other Government Contract projected to generate revenue in excess of $50,000 in calendar year 2018.

(b) Government Contracts.

(i) Section 2.24 of the Disclosure Schedules lists all Material Government Contracts and Material Government Bids by the name and number of the Government Contract or the applicable solicitation name and number for the Government Bid, as well as: (i) the name of the other contracting party; (ii) the name of the Government Authority that is the customer (if different from the contracting party); (iii) for task orders and delivery orders, the name and number of the Government Contract (including any blanket purchase agreement) under which the order was issued or the Government Bid was submitted; (iv) the date the Government Contract was awarded; (v) the scheduled end date of the Government Contract; (vi) the amount of funding obligated to the Government Contract as of October 24, 2018; and the (vi) the value of the Government Contract work not yet performed.

(ii) Except as set forth on Section 2.24 of the Disclosure Schedules, the Company has not entered into any Material Government Contract or submitted any Material Government Bid that is still outstanding. True, accurate and complete copies of all Material Government Contracts have been delivered to Acquirer prior to the date hereof. All Material Government Contracts constitute valid and binding obligations of the Company and of the other party or parties thereto, and are fully enforceable in accordance with their terms.

(iii) With respect to each Government Contract or Government Bid, during the past six (6) years: (i) the Company has complied with all terms and conditions of such Government Contract and the solicitation for such Government Bid, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein, (ii) the Company has complied with all requirements of all laws pertaining to such Government Contract, (iii) all representations and certifications executed by the Company pertaining to such Government Contract or Government Bid were complete and correct as of their effective date and the Company has complied with all representations and certifications, (iv) the Company has not submitted any inaccurate, untruthful or misleading cost or pricing data, certification, bid, quote, proposal, report, invoice, claim, request for equitable adjustment, or other information to a Government Authority, prime contractor, subcontractor, vendor or any other Person relating to any Government Contract or Government Bid, (v) neither a Government Authority nor any prime contractor, subcontractor, or any other Person has notified the Company, either in writing or orally, that the Company has breached or violated any law, certification, representation, clause, provision or requirement pertaining to such Government Contract or Government Bid, (vi) a cancellation, termination for convenience, termination for default, suspension, stop work order, cure notice, or show cause notice is neither currently in effect nor is such action being proposed or threatened, pertaining to such Government Contract, (vii) no cost incurred by the Company pertaining to such Government Contract or Government Bid is the subject of any audit or investigation nor has any such audit or investigation been threatened, (ix) neither the Stockholder nor the Company has information that any option with respect to such Government Contract will not be exercised or that any Government Contract will be terminated, cancelled, or will otherwise come to an end prior to the end of its stated term (including all option periods), (xi) no cost incurred by the Company in the amount of $20,000 or more pertaining to any Government Contract has been disallowed by any Government Authority, and (xiii) all amounts previously charged to or presently carried as chargeable to any cost-reimbursable Government Contract have been or will be allowable under such Government Contract pursuant to 48 C.F.R. Part 31.

(iv) Neither the Company nor any of the Company’s directors, officers, employees, consultants or agents is or has, during the past six (6) years, been under administrative, civil or criminal investigation, indictment or information by any Government Authority or subject to any audit or investigation by the Company with respect to any alleged act or omission arising under or relating to any Government Contract or Government Bid. During the past six (6) years, the Company has not conducted or initiated any internal investigation or made a voluntary disclosure to any Government Authority with respect to any alleged act or omission arising under or relating to a Government Contract or Government Bid.

(v) There are no audit reports received by the Company during the past six (6) years with respect to the audit by any Government Authority of any Government Contract or of any indirect cost, other cost or cost accounting practice of the Company.

(vi) There exist (i) no outstanding claims against the Company, either by any Government Authority or by any prime contractor, subcontractor, vendor or other Person, arising under or relating to any Government Contract or Government Bid, (ii) no delivery or performance problems with respect to any Government Contract, (iii) no disputes between the Company and any Government Authority or between the Company and any prime contractor, subcontractor, vendor, or other Person where the ultimate contracting party is a Government Authority, arising under or relating to any Government Contract or Government Bid, (iv) no circumstances in which the Company or any other party to a Government Contract has terminated, cancelled or waived any material term or condition of any Government Contract, (v) no projected cost overruns on any of the Government Contracts, (vi) no circumstances in which the Company has an interest in any pending or potential claim against any Government Authority or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract or Government Bid, and (vii) no known violations of the Anti-Deficiency Act pertaining to any Government Contract.

(vii) No money due to the Company pertaining to any Government Contract has been withheld or set off nor has any claim been made to withhold or set off money during the past two (2) years and the Company is entitled to all progress payments received under any Government Contract, and the Company has not received during the past two (2) years nor expects to receive any requests with respect to any Government Contract for equitable adjustment.

(viii) Neither the Company nor any of its owners, directors, or officers has been disqualified, debarred, or suspended from participation in the award of contracts with the United States Government or any other Government Authority (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements) nor are there facts or circumstances that would warrant the institution of disqualification, suspension, or debarment proceedings or the finding of nonresponsibility or ineligibility on the part of the Company or any director, officer, or employee of the Company; and the Company has had no formal communications with the office of any suspending and debarring official in the past three (3) years.

(ix) During the past six (6) years, the Company has complied with all applicable statutes and regulations, and there have been no violations of any other ethical requirement applicable to the Company. No payment has been made by the Company or by any Person on behalf of the Company in connection with any Government Contract or Government Bid in violation of applicable procurement laws, including the Foreign Corrupt Practices Act. The

Company is not in receipt or possession of any competitor or Government Authority’s proprietary or procurement sensitive information under circumstances where there is reason to believe that such receipt or possession is unlawful or unauthorized.

(x) The Company has no government-owned property at the Company’s facilities provided under, necessary to perform the obligations under, or for which the Company is accountable under the Government Contracts.

(xi) The Company has received no negative past performance evaluations by any Government Authority or any other Person in connection with any Government Contract.

(xii) Section 2.24(b)(xii) of the Disclosure Schedules contains a complete list of all Government Contracts which currently require the Company to hold a Government facility security clearance and the level of clearance required for the contract. Each employee, agent, consultant, or representative of the Company currently required to possess a Government personnel security clearance to engage in the performance of any Government Contract currently possesses a valid clearance, has not taken or failed to take any action which would result in the termination of such valid clearance, and has possessed such clearance since the date it was required.

(xiii) The Company has not assigned or otherwise conveyed or transferred, or agreed to assign, convey, or transfer to any Person, any right, title or interest in or to any of the Government Contracts or Government Bids, or any account receivable relating thereto, whether as a security interest or otherwise.

(xiv) All technical data, computer software and computer software documentation (as those terms are defined under the Federal Acquisition Regulation and its supplemental regulations) developed, delivered, or used under or in connection with the Government Contracts have been properly and sufficiently marked and protected so that no more than the minimum rights or licenses required under applicable regulations and Government Contract terms, if any, have been provided. All disclosures, elections, and notices required by applicable regulations and contract terms to protect ownership of inventions developed, conceived or first actually reduced to practice under Government Contracts have been made and provided.

(xv) The Company has no contingent fee agreements relating to its Government sales and marketing efforts.

(xvi) During the past six (6) years, the Company has not violated any restriction pertaining to Organizational Conflict of Interest (“OCI”), as that term is used in FAR subpart 9.5, and has had in place and complied fully with any OCI mitigation plan applicable to any Government Contract. All Government Contracts subject to an OCI mitigation plan are listed on Section 2.24(b)(xvi) of the Disclosure Schedules and the Company has delivered true, accurate, and complete copies of all OCI mitigation plans to the Acquirer.

2.25 Accounts Receivable. The accounts receivable as reflected on the Company Balance Sheet arose in the ordinary course of business, consistent with past practices, and represented bona fide claims against debtors for sales and other charges. Allowances for doubtful accounts and warranty returns have been prepared in accordance with GAAP consistently applied.

The accounts receivable of the Company arising after the Balance Sheet Date and before the Closing Date arose or shall arise in the ordinary course of business, consistent with past practices, represented or shall represent bona fide claims against debtors for sales and other charges, less allowances for doubtful accounts and warranty returns determined in accordance with GAAP consistently applied. No material amount of accounts receivable is contingent upon the performance by the Company of any obligation or Contract other than normal warranty repair and replacement. No Person has any lien on any of such accounts receivable, and no agreement for deduction or discount has been made with respect to any of such accounts receivable as of December 31, 2017. Section 2.25 of the Disclosure Schedules sets forth an aging of the Company’s accounts receivable in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns as of December 31, 2017. Section 2.25 of the Disclosure Schedules sets forth such amounts of accounts receivable of the Company which are subject to asserted warranty claims by customers and reasonably detailed information regarding asserted warranty claims made within the last year, including the type and amounts of such claims. As of the Closing Date, all accounts receivable of the Company represent valid obligations arising from sales actually made in the ordinary course of business and are fully collectible in the aggregate amount thereof, subject to the reserves set forth in the Company’s books and records.

2.26 Brokers or Finders. Except as set forth on Section 2.20(a)(xvi) of the Disclosure Schedules, neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage, finder’s or similar fees or commissions in connection with this Agreement or the transactions contemplated hereby, and, except as set forth on Section 2.20(a)(xvi) of the Disclosure Schedules, no Person is entitled to any fee or commission or like payment in respect thereof based in any way on any agreement, arrangement or understanding made by or on behalf of the Company.

2.27 Representations Complete. None of the representations or warranties made by the Company herein or in any exhibit or schedule hereto, including the Disclosure Schedules, or in any certificate furnished by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which made, not misleading.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to the Acquirer as follows:

3.1 Organization; Authority; No Conflicts

(a) Stockholder has all requisite power and authority, and has full legal capacity and is competent to execute and deliver this Agreement, to perform Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Stockholder. This Agreement constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b) The execution, delivery and performance by Stockholder of this Agreement and the consummation by Stockholder of the transactions contemplated hereby do not and will not (i) conflict with or violate any Legal Requirement of the United States or any other jurisdiction by which Stockholder is bound or affected existing as of the date Stockholder became a party to this Agreement, or (ii) conflict with any order of any Governmental Entity existing as of the date Stockholder became a party to this Agreement.

3.2 Ownership. As of the date of this Agreement, Stockholder owns, and as of immediately prior to the Effective Time, Stockholder will own, beneficially or of record, and has (and will have) good and valid title to the entire outstanding shares of Company Capital Stock (the “Securities”) free and clear of all Encumbrances. The Securities are the only securities, or rights to acquire securities, of the Company that are owned beneficially or of record by Stockholder. Stockholder has not previously granted any proxy with respect to the Securities that will impair Stockholder’s ability to perform Stockholder’s obligations hereunder.

3.3 Waiver of Dissenters’ Rights. Stockholder hereby irrevocably waives any and all appraisal rights or dissenters’ rights in connection with this Agreement and the form, terms and provisions thereof and the consummation by the Company of the transactions contemplated hereby, including the Mergers, to which Stockholder may otherwise be entitled in accordance with the Texas Business Organizations Code or otherwise.

3.4 Transfer of Shares. Stockholder hereby agrees that Stockholder will not, without the prior written consent of Acquirer, Transfer or encumber or otherwise dispose of any of Stockholder’s Securities (or any interest therein) prior to the earlier of the Effective Time, the termination of this Agreement and the termination of the Merger Agreement; provided, however, that Stockholder may, (a) transfer the Securities to any member of Stockholder’s immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family for estate planning purposes, and (b) transfer Securities upon the death of Stockholder; provided further, that any such transfer shall be permitted only if the transferee agrees in writing to be bound by all of the terms of this Agreement. “Transfer” means (i) any direct or indirect sale, assignment, disposition or other transfer of, or agreement to transfer, either voluntary or involuntary, or (ii) to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of the ownership of securities, whether any such transaction, swap or series of transactions is to be settled by delivery of securities, in cash or otherwise.

3.5 Legends; Securities Act Compliance.

(a) Stockholder acknowledges that the Closing Share Consideration to be received by Stockholder will not be registered under the Securities Act or any state securities laws at such time, and agrees that such shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities laws, in each case, to the extent applicable. Stockholder agrees that all certificates, book-entry shares or other instruments representing the Closing Share Consideration to be received by Stockholder will bear a legend substantially to the following effect:

The securities evidenced by this certificate have been issued and sold without registration under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States (a “State Act”) in reliance upon certain exemptions from registration under said acts. The securities evidenced by this certificate are subject to a Merger Agreement with certain restrictions on transfer, and further cannot be sold, assigned or otherwise transferred within the United States unless such sale, assignment or other transfer is (i) made pursuant to an effective registration statement under the Securities Act and in accordance with each applicable State Act or (ii) exempt from, or not subject to, the Securities Act and each applicable State law.

(b) Notwithstanding Section 3.5(a), at the request of Stockholder, (i) at such time as the restrictions described in the second sentence of the foregoing legend are no longer applicable to Stockholder and (ii) with respect to restrictions that refer to the Securities Act or other Legal Requirements, upon receipt by the Acquirer of an opinion of counsel to the effect that the first sentence of the foregoing legend is no longer required under the Securities Act or other Legal Requirements, as the case may be (and for which Acquirer will use reasonable efforts to have corporate counsel to Acquirer to provide such an opinion of counsel to Acquirer upon request by Stockholder), Acquirer will promptly cause such legend to be removed from any certificate or book-entry share for any Acquirer Shares held by Stockholder.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUBS

Each of Acquirer and the Merger Subs hereby represent and warrant to the Company as follows:

4.1 Organization. Acquirer and Merger Sub I are each a corporation, and Merger Sub II is a limited liability company, and each is: duly incorporated, validly existing and in good standing under the Legal Requirements of the jurisdiction of its respective incorporation, and each has full corporate power and authority to (a) conduct its business as now conducted and as currently proposed to be conducted, (b) own, use, license and lease its assets and properties, and (c) perform its obligations under all Contracts to which it is a party. Acquirer and the Merger Subs each are duly qualified, licensed or admitted to do business and are in good standing as a foreign corporation in each jurisdiction in which the ownership, use, licensing or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so duly qualified, licensed or admitted and in good standing that would not reasonably be expected to have a Material Adverse Effect on Acquirer or the Merger Subs.

4.2 Authority; Noncontravention.

(a) Each of Acquirer and the Merger Subs has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquirer and the Merger Subs. This Agreement has been duly executed and delivered by each of Acquirer and the Merger Subs and constitutes the valid and binding obligation of Acquirer and the Merger Subs enforceable against each of Acquirer and the Merger Subs in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution and delivery of this Agreement by Acquirer and the Merger Subs do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the organizational documents of Acquirer, as amended to date, or (ii) any applicable Legal Requirement, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to either Acquirer’s or Merger Subs’ ability to consummate the Mergers or to perform their respective obligations under this Agreement.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquirer or the Merger Subs in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Agreements of Merger with the Secretary of State of the State of Texas and (iii) such consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to Acquirer’s or Merger Subs’ ability to consummate the Mergers or to perform their respective obligations under this Agreement and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

4.3 Brokers or Finders. Neither Acquirer nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage, finder’s or similar fees or commissions in connection with this Agreement or the transactions contemplated hereby, and no Person is entitled to any fee or commission or like payment in respect thereof based in any way on any agreement, arrangement or understanding made by or on behalf of Acquirer.

4.4 Merger Subs. The Merger Subs were formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and have engaged in no other business activities.

4.5 Litigation. Since the date of the Acquirer’s most recent Current Report on Form 10-Q, there is no new litigation that would be required to be reported on such a report. There is no private or governmental action, suit, proceeding, claim, mediation, arbitration or investigation pending against Acquirer or Merger Subs before any Governmental Entity, or threatened in writing against Acquirer or Merger Subs or any of their respective assets, nor is there, to the knowledge of Acquirer or Merger Subs, any substantial basis for, nor is there any judgment, decree, injunction or order against Acquirer or Merger Subs or any of their respective assets, that would prevent, enjoin or materially delay the ability of Acquirer or Merger Subs to consummate the transactions contemplated hereby.

4.6 Acquirer Common Stock. The Acquirer Common Stock issued as Merger Consideration shall be, when issued in accordance with the terms of this Agreement, validly issued and outstanding, fully paid, nonassessable, free and clear of all Encumbrances other than the transfer and other restrictions set forth in this Agreement and pursuant to any state or federal securities Laws.

4.7 Sufficiency of Funds. Acquirer has, and shall maintain through the Closing or earlier termination of this Agreement, sufficient funds to consummate the Merger and the other transactions contemplated by this Agreement, and to perform its obligations under this Agreement. Acquirer will have on each other date that a cash payment is due under this Agreement, sufficient funds to enable it to make each such cash payment as and when due as required by this Agreement.

4.8 SEC Reports.

(a) Acquirer has filed all documents, including all annual, quarterly and other reports, registration statements, proxy statements and other statements, reports, schedules, forms and other documents (including all exhibits, financial statements and the schedules thereto, and all other information incorporated by reference), required to be filed by it with the U.S. Securities and Exchange Commission (“SEC”) since December 31, 2016 (collectively, the “SEC Reports”). Since the date of the last SEC Report, there has not been the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which resulted in, or would reasonably be likely to result in, a material adverse effect with respect to Acquirer.

(b) The SEC Reports, including the financial statements and exhibits and schedules contained therein, (i) at the time filed (or furnished), complied (giving effect to any amendments or supplements thereto filed prior to the date of this Agreement), and, in the case of registration statements, at the time of effectiveness, in all material respects with the applicable requirements of the Securities Act or the Securities Exchange Act of 1934, as amended, and (ii) at the time they were filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), and, in the case of registration statements, at the time of effectiveness, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SEC Reports or necessary in order to make the statements made in such SEC Reports, in light of the circumstances under which they were made, not misleading.

(c) The financial statements (including any related notes) contained in SEC Reports (collectively, the “Acquirer Financial Statements”) (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto and (ii) were prepared in accordance with GAAP, consistently applied, and present fairly in all material respects the consolidated financial position and results of operations of Acquirer and its Subsidiaries (taken as a whole) as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to the absence of footnote disclosures and other presentation items and changes resulting from normal year-end adjustments.

(d) To Acquirer’s knowledge, none of the SEC Reports is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of Acquirer or any of its Subsidiaries.

4.9 Nasdaq Compliance. Acquirer is, and in the past year has been, in compliance with the listing standards of the Nasdaq Capital Market.

4.10 Exclusivity of Company Representations; No Reliance; Forward-Looking Information.

(a) The representations and warranties of the Company set forth in Article 2 constitute the sole and exclusive representations and warranties of the Company or any other Person in connection with the transactions contemplated hereunder, and each of Acquirer and Merger Subs understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company, and neither Acquirer nor Merger Subs are relying or have relied on any representations or warranties whatsoever regarding the subject matter of this Agreement or in connection with the transactions contemplated hereby, express or implied, except for the representations and warranties expressly set forth in Article 2.

(b) In connection with the due diligence investigation of the Company by Acquirer and its Representatives, Acquirer and its Representatives have received and may continue to receive after the date hereof from the Company and its Representatives certain estimates, projections, forecasts, business plans and other forward-looking information, as well as certain business plan information, regarding the Company and its businesses and operations. Acquirer and Merger Subs hereby acknowledge the uncertainty and inherent risks in relying on such information and agree that neither the Company nor any of its Representatives has made or is making any express or implied representation or warranty with respect to any such information.

ARTICLE 5

CONDUCT PRIOR TO THE EFFECTIVE TIME

5.1 Conduct of Business of the Company. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time:

(a) the Company shall conduct its business solely in the usual, regular and ordinary course in substantially the same manner as heretofore conducted (except to the extent expressly provided otherwise in this Agreement or as consented to in writing by Acquirer) and in compliance with all applicable Legal Requirements;

(b) the Company shall (i) pay all of its debts and all Taxes when due, subject to good faith disputes over such debts or Taxes, (ii) pay or perform its other obligations when due, (iii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practices, (iv) sell Company Products consistent with past practices as to license, service and maintenance terms, incentive programs, and in accordance with GAAP requirements as to revenue recognition and (v) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing;

(c) the Company shall promptly notify the Acquirer of any change, occurrence or event not in the ordinary course of its business, or of any change, occurrence or event which, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to cause any of the conditions to closing set forth in Article 9 not to be satisfied;

(d) the Company shall assure that each of its Contracts (other than with Acquirer) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger, and shall give reasonable advance notice to Acquirer prior to allowing any Material Contract to lapse or terminate by its terms.

5.2 Restrictions on Conduct of Business of the Company. Without limiting the generality or effect of the provisions of Section 5.1, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not do, cause or permit any of the following (except to the extent expressly provided otherwise in this Agreement or as consented to in writing by Acquirer):

(a) Charter Documents. Cause or permit any amendments to its articles of incorporation or bylaws or equivalent organizational or governing documents except as hereby expressly contemplated;

(b) Dividends. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(c) Material Contracts. Enter into any Contract that would constitute a Material Contract or other Contract requiring a novation or consent in connection with the Merger or violate, terminate, amend, or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts; provided, however, that this provision shall not require the Company to seek or obtain Acquirer’s consent in order to set or change the prices at which the Company sells or provides Company Products to customers in the ordinary course of business or otherwise enter into Contracts with customers in the ordinary course of business;

(d) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of any Company Capital Stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than the repurchase of any shares of Company Common Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(e) Employees; Consultants; Independent Contractors.

(i) Hire any additional officers or other employees, or any consultants or independent contractors, other than the open positions set forth as of the date hereof on Section 5.2(e)(i) of the Disclosure Schedules;

(ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any management, supervisory or other key personnel of the Company;

(iii) increase or modify the compensation or benefits payable or to become payable to any of directors, officers, employees, consultants or independent contractors; or

(iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by applicable Legal Requirements).

(f) Loans and Investments.

(i) Make any loans or advances (other than routine expense advances to employees of the Company consistent with past practice) to, or any investments in or capital contributions to, any Person or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money, or

(ii) incur any indebtedness for borrowed money or guarantee any such indebtedness.

(g) Intellectual Property. Transfer or license from any Person any rights to any Intellectual Property Rights, or transfer or license to any Person any rights to any Company Intellectual Property (other than under Standard Inbound IP Agreements, Standard Outbound IP Agreements), or transfer or provide a copy of any Company Source Code and Specifications to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code and Specifications to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis, consistent with past practices, or otherwise in the ordinary course of business consistent with past practices);

(h) Exclusive Rights and Most Favored Party Provisions. Enter into or amend any agreement pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any Company Products, company Technology, Company Intellectual Property or Business, or containing any non-competition covenants or other restrictions relating to its or Acquirer’s business activities;

(i) Dispositions; Acquisitions.

(i) Sell, lease, license or otherwise dispose of any of its properties or assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with its past practice, or enter into any Contract with respect to the foregoing; or

(ii) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership.

(j) Leases. Enter into any operating lease or similar transaction.

(k) Payment of Obligations. Pay, discharge or satisfy any claim or Liability arising otherwise than in the ordinary course of business, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses or Specified Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice.

(l) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $10,000 individually or $25,000 in the aggregate.

(m) Insurance. Materially change the amount of any insurance coverage.

(n) Termination or Waiver. Cancel, release or waive any material claims or rights held by it.

(o) Employee Benefit Plans. Adopt or amend any Company Employee Plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under applicable Legal Requirements or as necessary to maintain the qualified status of such a plan under Sections 401 or 501 of the Code.

(p) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration made pursuant to preexisting plans, policies or Contracts which have been disclosed to Acquirer and are set forth on Section 5.2(p) of the Disclosure Schedules);

(q) Lawsuits; Settlements.

(i) Commence a lawsuit other than for the routine collection of bills or for a breach of this Agreement, or

(ii) settle or agree to settle any pending or threatened lawsuit or other dispute.

(r) Accounting; Taxes.

(i) Change financial accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer,

(ii) make or change any election in respect of Taxes, file any amendment to a federal, state, or foreign Tax Return, adopt or change any accounting method in respect of Taxes, enter into any Tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or enter into intercompany transactions giving rise to deferred gain or loss of any kind, or

(iii) accelerate the collection of any accounts receivable (or give anything of value to induce same);

(s) Real Property; Encumbrances. Enter into any agreement for the purchase, sale or lease of any real property, or place or allow the creation of any Encumbrance (other than Permitted Encumbrances) on any of its properties;

(t) Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice;

(u) Interested Party Transactions. Enter into any Contract in which any officer, director, employee, agent or shareholder of the Company (or any member of their immediate families) has an interest under circumstances that, if entered immediately prior to the Agreement Date, would require that such Contract be listed on Section 2.17 of the Disclosure Schedules; and

(v) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (u) in this Section 5.2, or any action which would reasonably be expected to make any of the Company’s representations or warranties contained in this Agreement materially untrue or materially incorrect (such that the condition set forth in Section 9.3(a) would not be satisfied) or prevent the Company from performing or cause the Company not to perform one or more covenants required hereunder to be performed by the Company (such that the condition set forth in Section 9.3(b) would not be satisfied).

5.3 No Solicitation. Until the earlier of the Effective Time and the date of termination of this Agreement pursuant to the provisions of Section 10.1, the Company will not take, nor will the Company permit, any of the Company’s Representatives to (directly or indirectly), take any of the following actions with any Person other than Acquirer and its designees (or Representatives): (a) solicit, knowingly encourage, initiate, entertain, review any proposals or offers from, or participate in or conduct discussions with or engage in negotiations with, any Person relating to any offer, indication of interest or proposal, oral, written or otherwise, formal or informal (a “Competing Proposed Transaction”), with respect to any possible Business Combination with the Company, (b) provide information not customarily disclosed consistent with the Company’s past practices with respect to the Company to any Person, other than Acquirer and its designees

(or Representatives), relating to (or which the Company believes or should reasonably know would be used for the purpose of formulating an offer, indication of interest or proposal with respect to), or otherwise assist, cooperate with, facilitate or encourage any effort or attempt by any such Person with regard to, any possible Business Combination with the Company, (c) agree to or enter into a Contract with any Person, other than Acquirer, providing for or approving a Business Combination with the Company, (d) make or authorize any statement, recommendation, solicitation or endorsement in support of any possible Business Combination with the Company, other than by Acquirer, or (e) authorize or permit any of the Company’s Representatives to take any such action. The Company shall immediately cease and cause to be terminated any such contacts or negotiations with any Person relating to any such transaction or Business Combination. In addition to the foregoing, if the Company receives prior to the Effective Time or the termination of this Agreement any offer, indication of interest or proposal (formal or informal, oral, written or otherwise) relating to, or any inquiry or contact from any Person with respect to, a Competing Proposed Transaction, the Company shall promptly (and no later than 24 hours after receipt) notify Acquirer thereof, such notice to include a representation from the Company to Acquirer that, to its knowledge, the offer, indication of interest or proposal for the Competing Proposed Transaction is a bona fide offer, indication of interest or proposal and the terms thereof, and will keep Acquirer apprised on a current basis of the status of any such offer, indication of interest or proposal and of any modifications to the terms thereof; provided, however, that this provision shall not in any way be deemed to limit the obligations of the Company and its Representatives set forth in the first sentence of this section. Each of the Company and Acquirer acknowledge that this Section 5.3 was a significant inducement for Acquirer to enter into this Agreement and the absence of such provision would have resulted in either (i) a material reduction in the consideration to be paid to the Stockholder in the Merger or (ii) a failure to induce Acquirer to enter into this Agreement.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1 Cooperation; Additional Documents and Further Assurances. The parties hereto each will cooperate with one another and use all commercially reasonable efforts to prepare all necessary documentation and to take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof. Without limiting the generality of the foregoing, each party hereto, at the request of the other party hereto, shall execute and deliver such other instruments and do and perform such other acts and things (including all action reasonably necessary to seek and obtain any and all consents, waivers and approvals of any Governmental Entity or Person required in connection with the Merger; provided, however, that Acquirer shall not be obligated to consent to any divestitures or operational limitations or activities in connection therewith and no party shall be obligated to make a payment of money as a condition to obtaining any such consent, waiver or approval) as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby. Each party agrees to use commercially reasonable efforts to cause the conditions set forth in Article 9 to be satisfied, where the satisfaction of such conditions depends on action or forbearance from action by such party.

6.2 Access to Information. Between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement, upon reasonable written notice to the Company, the Company shall (a) give Acquirer and its Affiliates, and each of their officers, employees, accountants, counsel, financing sources and other agents and representatives reasonable access to all buildings, offices, and other facilities and to all Books and Records of the Company, whether located on the premises of the Company or at another location; (b) permit Acquirer to make such inspections as it may reasonably require; (c) cause its officers to furnish Acquirer such financial, operating, technical and product data and other information with respect to the business and assets and properties of the Company as Acquirer from time to time may reasonably request, including financial statements and schedules; (d) allow Acquirer the opportunity to interview such employees and other personnel and Affiliates of the Company with the Company’s prior written consent, which consent shall not be unreasonably withheld or delayed; and (e) assist and cooperate with Acquirer in the development of integration plans for implementation by Acquirer and the Surviving Corporation following the Effective Time; provided, however, that no investigation pursuant to this Section 6.2 shall affect or be deemed to modify any representation or warranty made by the Company herein. Materials furnished to Acquirer pursuant to this Section 6.2 may be used by Acquirer for strategic and integration planning purposes relating to accomplishing the transactions contemplated hereby. The Company shall use its commercially reasonable efforts: (a) upon Acquirer’s request, to assist Acquirer and its Representatives in the preparation of any audited historical and pro forma financial statements of the Company that may be required in connection with Acquirer’s reporting obligations to the SEC related to this Agreement or any of the transactions contemplated hereby (“Required Company Financials”) and (b) reasonably promptly furnish such information as Acquirer may reasonably request in connection with the Required Company Financials.

6.3 Confidentiality. The parties acknowledge that Acquirer or one of its Affiliates and the Company have previously executed a non-disclosure agreement, and as the same may be amended from time to time (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, as the same may be amended from time to time. The Stockholder Group hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Stockholder Group were a party thereto; provided that the Stockholder Group shall not be required to return or destroy any confidential information prior to such time as the Stockholder’s responsibilities hereunder are complete. Without limiting the foregoing, all information furnished to Acquirer and its officers, employees, accountants and counsel by the Company, and all information furnished to the Company by Acquirer and its officers, employees, accountants and counsel, shall be covered by the Confidentiality Agreement, and Acquirer and the Company shall be fully liable and responsible under the Confidentiality Agreement for any breach of the terms and conditions thereof by their respective subsidiaries, officers, employees, accountants, counsel and other Representatives. Furthermore, without limiting the foregoing, each of the parties hereto hereby agrees to keep the terms of this Agreement (except to the extent contemplated hereby) and such information or knowledge obtained in any investigation pursuant to Section 6.2, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, confidential; provided, however, that the foregoing shall not apply to information or knowledge which (a) a party can demonstrate was already lawfully in its possession prior to the disclosure thereof by the other party, (b) is generally known to the public and did not become so known through any violation of Legal Requirement, (c) became known to the public through no fault of such party, (d) is later lawfully acquired by such party without confidentiality restrictions from other sources not bound by applicable confidentiality restrictions, (e) is required to be disclosed by order of court or Governmental Entity with subpoena powers (provided that such party shall have provided the other party with prior notice of such order and an opportunity to object or seek a protective order and take any other available action) or (f) is disclosed in the course of any action or proceeding between any of the parties hereto.

6.4 Public Disclosure. Unless otherwise required by Legal Requirement, prior to the Effective Times, no public disclosure (whether or not in response to any inquiry) of the existence of any subject matter of, or the terms and conditions of, this Agreement shall be made by any party hereto unless approved by Acquirer and the Company prior to release.

6.5 Notices. The Company shall give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other applicable Legal Requirements in connection with the transactions contemplated by this Agreement.

6.6 Notification of Certain Matters; Litigation.

(a) The Company shall give prompt notice to Acquirer of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate at or prior to the Closing Date, but only if such untrue or inaccurate representation or warranty is reasonably likely to result in a Material Adverse Effect on the Company, and (ii) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.6 shall not limit or otherwise affect any remedies available to the party receiving such notice.

(b) Acquirer shall give prompt notice to the Company of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of Acquirer and/or the Merger Subs contained in this Agreement to be untrue or inaccurate at or prior to the Closing Date, but only if such untrue or inaccurate representation or warranty is reasonably likely to result in a material adverse effect on Acquirer, and (ii) any failure of Acquirer to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.6 shall not limit or otherwise affect any remedies available to the party receiving such notice.

(c) Each party (other than the Stockholder) will (i) notify the other party in writing promptly after learning of any Legal Proceeding initiated by or against it or any of its subsidiaries, or known to be threatened against such party, any of its subsidiaries or any of their respective directors, officers, employees, shareholders or stockholders in their capacity as such (a “New Litigation Claim”), and (ii) notify the other party of ongoing material developments in any New Litigation Claim. The Company will consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.

(d) The Company shall give Acquirer prompt notice of any Person that shall have provided the Company with notice which allege(s) that any of the Company Intellectual Property or Company Technology, in whole or in part, infringes or otherwise violates any Intellectual Property Rights or otherwise alleges that the Company does not otherwise own or have the right to exploit such Intellectual Property Rights or Technology.

6.7 Intellectual Property. The Company shall cooperate with Acquirer in making arrangements, prior to the Closing Date, reasonably satisfactory to Acquirer to effect the assignment to the Company of all Intellectual Property Rights and Technology created by the Company’s founders, employees and consultants, and to obtain the cooperation of such Persons to complete all appropriate patent and other filings related thereto. The Company shall take commercially reasonable actions to maintain, perfect, preserve or renew the Company Registered Intellectual Property, including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications or certificates related thereto, and to promptly respond and prepare to respond to all requests, related to the Company Registered Intellectual Property, received from Governmental or Regulatory Authorities.

6.8 Expenses. Unless otherwise set forth herein, all fees and expenses incurred in connection with the Merger including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses.

6.9 Employees and Contractors.

(a) Efforts. With respect to those Company employees and officers who receive an offer of continued employment with the Surviving Corporation or Acquirer prior to the Closing Date (the “Offered Employees”), the Company shall use commercially reasonable efforts to assist Acquirer with its efforts to enter into the necessary employment documentation with such employee as soon as practicable after the date hereof and in any event prior to the Closing Date. Notwithstanding any of the foregoing, Acquirer shall have no obligation to make an offer of employment to any employee of the Company. Effective no later than immediately prior to the Closing, the Company shall terminate the employment of each of those Company employees and officers and the service of each of those Company consultants or independent contractors who have not received an offer of employment with the Surviving Corporation or Acquirer prior to the Closing Date or who have received an offer of employment from the Surviving Corporation or Acquirer prior to the Closing Date but have not accepted such offer prior to the Closing Date.

(b) Employee Benefits. Each employee of the Company who receives an offer of employment from the Surviving Corporation or Acquirer, accepts such offer of employment with the Surviving Corporation or Acquirer prior to the Closing Date and continues his or her employment with the Surviving Corporation or Acquirer on and following the Closing Date (each, a “Continuing Employee”) shall, following the Closing, be eligible to participate in employee benefit and non-equity compensation plans (including medical, dental and vision coverage, life insurance, disability, vacation and severance plans) that are generally available to similarly situated employees of Acquirer (the “Acquirer Plans”). From and after the Closing Date, Acquirer shall recognize the prior service with the Company of each Continuing Employee under all Acquirer Plans for purposes of eligibility and vesting, except to the extent that such recognition would result in duplication of benefits. If, prior to the conclusion of the current plan year of any

Company Employee Plan providing for medical, dental, prescription or vision benefits, such Company Employee Plan is terminated by the Company pursuant or by Acquirer, then effective on and after such termination, Acquirer shall use commercially reasonable efforts to (i) waive, for each affected Continuing Employee, any and all pre-existing condition limitations and eligibility waiting periods otherwise applicable under the corresponding Acquirer Plan (to the extent inapplicable under the Company Employee Plan) and (ii) cause, for each affected Continuing Employee, any deductibles, coinsurance, copays or other out-of-pocket expenses that were paid under the terminated Company Employee Plan to be credited towards satisfying any applicable deductible, coinsurance, copay or other out-of-pocket expense requirement of the corresponding Acquirer Plan to the same extent that such expenses were recognized under the terminated Company Employee Plan.

(c) Company Severance Obligation. The Company shall be responsible for the Company Severance Obligation Amount, which amount shall reduce the Cash Consideration payable at Closing as provided in Section 1.6(a)(i). “Company Severance Obligation Amount” shall mean the sum of any cash severance payments owed or paid to the Non-Continuing Employees pursuant to Contracts entered into prior to Closing. “Non-Continuing Employees” means those employees of the Company who are not Continuing Employees other than the Non-Elective Non-Continuing Employees. “Non-Elective Non-Continuing Employees” means those employees of the Company who are not Offered Employees, but shall exclude any employee if they are entitled to severance pursuant to a Contract entered into by the Company prior to Closing (an “Excluded Employee”), and in that event, the employee shall only be entitled to receive his portion of the Company Severance Obligation Amount.

(d) Retention Pool. Acquirer shall establish a retention pool of restricted stock units (“RSUs”) for Continuing Employees. Within sixty (60) days following the Closing Date, the Continuing Employees will receive grants of RSU awards from such retention pool subject to approval of Acquirer’s board of directors or its authorized committee. Any such grants will vest (subject to continued service of the Continuing Employee receive such grant) over a four-year period at the rate of 25% on the first anniversary of the grant date and 1/12th per quarter thereafter, and shall be subject to all of the terms and conditions of the applicable Acquirer plan and award agreement.

(e) No Third-Party Beneficiaries. The provisions of this Section 6.9 are solely for the benefit of the parties to this Agreement, and no other Person (including any Company employees, beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement. Nothing herein shall (i) guarantee employment or service for any period of time or preclude the ability of Acquirer or the Surviving Corporation or their Affiliates to terminate the employment or engagement of any Person at any time and for any reason or (ii) require Acquirer or the Surviving Corporation or their Affiliates to continue any employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Closing.

6.10 Termination of Financing Statements. The Company shall take all actions necessary such that (a) UCC-2 or UCC-3 termination statements, as applicable, may be filed by Acquirer with respect to each of the UCC-1 financing statements filed in order to perfect security interests in assets of the Company that have not yet expired and (b) all Encumbrances (other than Permitted Encumbrances) on assets of the Company shall be released prior to or simultaneously with the Closing.

6.11 Release of Claims by Stockholder. Effective for all purposes as of the Closing Date:

(a) Stockholder acknowledges and agrees, on behalf of Stockholder and each of Stockholder’s current or former affiliates, agents, or other representatives, heirs, beneficiaries, estates, executors, administrators, trustees, successors or assigns (each a “Releasing Party”) that (A) such Releasing Party (i) has no Claims (as defined below), (ii) has not transferred or assigned or purported to transfer or assign, any Claims and (iii) shall not transfer or assign or purport to transfer or assign any Claims, in each case, relating to the Company, against the Company, Acquirer, or Merger Subs, or their respective current or former affiliates, officers, directors, employees, managers, partners, principals, advisors, agents, shareholders, members, or other representatives (including attorneys, accountants, consultants, bankers and financial advisors), heirs, beneficiaries, estates, executors, administrators, trustees, successors or assigns (collectively, the “Released Parties”) and (B) such Releasing Party hereby irrevocably and unconditionally releases and forever discharges the Released Parties from any and all claims, demands, allegations, assertions, complaints, controversies, charges, duties, grievances, rights, causes of action, suits, liabilities, debts, obligations, promises, commitments, agreements, guarantees, endorsements, duties, damages, costs, losses, debts and expenses (including attorneys’ fees and costs incurred) of any nature whatsoever (whether direct or indirect, known or unknown, disclosed or undisclosed, matured or unmatured, accrued or unaccrued, asserted or unasserted, absolute or contingent, determined or conditional, express or implied, fixed or variable and whether vicarious, derivative, joint, several or secondary), in each case, relating to the Company (collectively, “Claims”); provided, that the foregoing release shall not cover (x) the rights of any Releasing Party under the Merger Agreement, (y) rights to any unpaid salary or other employee benefits payable to any Releasing Party in the ordinary course of business, or (z) any rights to exculpation, indemnification or advancement of expenses that any Releasing Party (or any representative of a Releasing Party who has provided services to the Company as an officer or director) are entitled to from the Company, pursuant to its articles of incorporation and/or bylaws, applicable law or the terms of the Merger Agreement or other contract which provides for indemnification of such Person by the Company. Such Releasing Party acknowledges and agrees that such Releasing Party is familiar with Section 1542 of the Civil Code of the State of California (“Section 1542”), which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Such Releasing Party hereby waives and relinquishes any rights and benefits that such Releasing Party may have under Section 1542 or any similar statute or common law principle of any jurisdiction. Such Releasing Party acknowledges that such Releasing Party may hereafter discover facts in addition to or different from those that such Releasing Party now knows or believes to be true with respect to the subject matter of this release, but it is such Releasing Party’s intention to fully and finally and forever settle and release any and all Claims (other than as set forth in the proviso included in the first sentence of this Section 6.11(a)) that do now exist, may exist or heretofore have existed with respect to the subject matter of this release. In furtherance of this intention, the releases contained in this Section 6.11 shall be and remain in effect as full and complete releases with respect to the matters covered by the releases herein, notwithstanding the discovery or existence of any such additional or different facts. Such Releasing Party acknowledges and agrees that such Releasing Party (x) has read this release and understands its terms and has been given an opportunity to ask questions of the Company’s and Acquirer’s representatives and (y) does not rely, and has not relied, on any representation or statement not set forth in this release made by any representative of the Company or Acquirer or any other person with regard to the subject matter, basis or effect of this release or otherwise.

(b) Stockholder acknowledges and understands (on behalf of Stockholder and such other Releasing Parties) that the release contained herein and the agreement to be bound by the indemnification provisions described in this Agreement are conditions to the receipt of any Merger Consideration pursuant to the Merger Agreement.

6.12 Registration Rights.

(a) Definitions. The following definitions will apply to this Section 6.12.

(i) “Form S-3” means such form under the Securities Act as in effect on the date hereof or any Registration Statement under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Acquirer with the SEC.

(ii) “Register,” “registered,” and “registration” shall refer to a registration effected by preparing and (i) filing a Registration Statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of effectiveness of such Registration Statement or (ii) filing a prospectus and/or prospectus supplement in respect of an appropriate effective Registration Statement on Form S-3.

(iii) “Registrable Securities” means (A) the Closing Share Consideration received by the Stockholder, (B) Acquirer Shares issuable from time to time as Earnout Consideration, (C) any equity securities issued or issuable directly or indirectly with respect to the securities referred to in the foregoing clause (A) by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization; provided that, once issued, such securities will cease to constitute Registrable Securities upon the earliest to occur of (i) when they are sold pursuant to an effective Registration Statement under the Securities Act, (ii) following the Closing Date, when they may be sold pursuant to Rule 144 without limitation thereunder on volume or manner of sale, (iii) when they shall have ceased to be outstanding or (iv) when they have been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of the securities and (v) on the date the Registration Statement that becomes effective to register the Closing Share Consideration pursuant hereto expires. No Registrable Securities may be registered under more than one Registration Statement at one time.

(iv) “Registration Expenses” means all expenses incurred by the Acquirer in effecting any registration pursuant to this Agreement (whether or not any registration or prospectus becomes effective or final) or otherwise complying with its obligations under this Section 6.12, including all registration, filing and listing fees, printing expenses, fees and disbursements of counsel for Acquirer, blue sky fees and expenses, and expenses of the Acquirer’s independent accountants in connection with any regular or special reviews or audits incident to or required by any such registration, but shall not include Selling Expenses.

(v) “Registration Statement” means the prospectus and other documents filed with the SEC to effect a registration under the Securities Act.

(vi) “Selling Expenses” means all discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel and other advisors for the Stockholder and all similar commissions relating to the Stockholder’s disposition of Registrable Securities.

(b) Registration Rights. Acquirer covenants and agrees as follows:

(i) Subject to the terms and conditions of this Agreement and the Acquirer’s receipt of information from the Stockholder that is required to be included in a Registration Statement regarding the Stockholder, within thirty (30) days after the Closing Date, Acquirer shall prepare and file with the SEC a Form S-3 covering the Registrable Securities and shall use its reasonable best efforts to have such Registration Statement be declared effective as soon as reasonably practicable after filing. Acquirer meets the eligibility requirements for use of Form S-3. The Acquirer shall use commercially reasonable efforts to keep such Form S-3 continuously effective and in compliance with the Securities Act and usable for resale of such Registrable Securities until the earlier of March 31, 2021 and the date that all such shares covered by it are sold or are able to be sold by the holder thereof by relying on Rule 144 without any restriction, including volume limitation.

(ii) The Acquirer shall not be required to effect a registration (including a resale of Registrable Securities from an effective Form S-3): (i) with respect to securities that are not Registrable Securities; or (ii) if the Acquirer has notified the Stockholder that in the good faith judgment of the board of directors of Acquirer, it would be materially detrimental to the Acquirer or its security holders for such registration to be effected at such time, in which event the Acquirer shall have the right to defer such registration for a period of not more than 60 Business Days.

(c) Expenses of Registration. All Registration Expenses incurred in connection with any registration, qualification or compliance hereunder shall be borne by the Acquirer. All Selling Expenses incurred in connection with any registrations hereunder shall be borne by the Stockholder.

(d) Obligations of the Acquirer. Whenever required to effect the registration of any Registrable Securities or facilitate the distribution of Registrable Securities pursuant to an effective Form S-3, the Acquirer shall, as expeditiously as reasonably practicable:

(i) Prepare and file with the SEC a prospectus supplement with respect to a proposed offering of Registrable Securities pursuant to an effective Registration Statement and, subject to this Section 6.12, keep such Registration Statement effective or such prospectus supplement current for the periods required by Section 6.12(b).

(ii) Prepare and file with the SEC such amendments and supplements to the applicable Registration Statement and the prospectus or prospectus supplement used in connection with such Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement.

(iii) Use its commercially reasonable efforts to register and qualify the securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Stockholder, to keep such registration or qualification in effect for so long as such Registration Statement remains in effect, and to take any other action which may be reasonably necessary to enable Stockholder to consummate the disposition in such jurisdictions of the securities owned by Stockholder; provided that, the Acquirer shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(iv) Use commercially reasonable efforts to procure the cooperation of the Acquirer’s transfer agent in settling any sale or transfer of Registrable Securities.

(v) If requested by the Stockholder, promptly include in a prospectus supplement or amendment such information as the Stockholder may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such prospectus supplement or such amendment as soon as practicable after the Acquirer has received such request.

(e) Suspension of Sales. Upon receipt of written notice from the Acquirer that a Registration Statement, prospectus or prospectus supplement contains or may contain an untrue statement of a material fact or omits or may omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Acquirer’s board of directors has determined in good faith that circumstances exist that make inadvisable use of such Registration Statement, prospectus or prospectus supplement, the Stockholder shall forthwith discontinue disposition of Registrable Securities until Stockholder has received copies of a supplemented or amended prospectus or prospectus supplement, or until Stockholder is advised in writing by the Acquirer that the use of the prospectus and, if applicable, prospectus supplement may be resumed, and, if so directed by the Acquirer, Stockholder shall deliver to the Acquirer all copies, other than permanent file copies then in such Holder’s possession, of the prospectus and, if applicable, prospectus supplement covering such Registrable Securities in use at the time of receipt of such notice. The total number of days that any such suspension described in this paragraph may be in effect in any 180-day period shall not exceed 60 Business Days.

(f) Obligations of the Stockholder.

(i) Discontinuance of Distribution. The Stockholder agrees that, upon receipt of any notice from the Acquirer of the occurrence of any event of the kind described in Section 6.12(e) hereof, the Stockholder shall immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until the Stockholder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 6.12(e) hereof or receipt of notice that no supplement or amendment is required and that the Stockholder’s disposition of the Registrable Securities may be resumed. Acquirer may provide appropriate stop orders to enforce the provisions of this Section 6.12(f).

(ii) Compliance with Prospectus Delivery Requirements. Stockholder covenants and agrees that he shall comply with the prospectus delivery requirements of the Securities Act as applicable to him or an exemption therefrom in connection with sales of Registrable Securities pursuant to any Registration Statement filed by Acquirer pursuant to this Agreement.

(iii) Notification of Sale of Registrable Securities. Stockholder covenants and agrees that he shall notify Acquirer following the sale of Registrable Securities to a third party as promptly as reasonably practicable, and in any event within thirty (30) days, following the sale of such Registrable Securities.

(iv) Confidentiality. In the event the filing of any Registration Statement, prospectus or prospectus supplement is deferred pursuant to Section 6.12(e), or a Holder’s ability to trade is suspended pursuant to Section 6.12(e), Stockholder agrees to treat such information confidentially and to not make public such information.

(g) Termination of Registration Rights. Stockholder’s registration rights as to any securities held shall terminate on the date such securities cease to qualify as Registrable Securities.

(h) Furnishing Information.

(i) Stockholder shall not shall use any free writing prospectus (as defined in Rule 405) in connection with the sale of Registrable Securities without the prior written consent of the Acquirer.

(ii) It shall be a condition precedent to the obligations of the Acquirer to take any action pursuant to Section 6.12(d) that the Stockholder shall furnish to the Acquirer such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be reasonably required to effect the registered offering of its Registrable Securities.

(i) Registration Statement Indemnification.

(i) The Acquirer shall indemnify and hold harmless the Stockholder, against all claims, losses, damages and liabilities (or actions in respect thereof) to which he may become subject under the Securities Act or otherwise, insofar as such claims, losses, damages and liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, prospectus, preliminary prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, preliminary prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading; and shall reimburse Stockholder for any reasonable legal or other expenses reasonably incurred by him in connection with investigating or defending any such claims, losses, damages and liabilities (or actions in respect thereof); provided, however, that the Acquirer shall not be required to provide indemnification pursuant to this Section 6.12(i); (i) where the claims, losses, damages and liabilities (or actions in respect thereof) are caused by or contained in any information furnished in writing to the Acquirer by Stockholder expressly for use therein, (ii) where the claims, losses, damages and liabilities (or actions in respect thereof) are caused by such holder’s failure to deliver a copy of the Registration Statement, prospectus, preliminary prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendments or supplements thereto (if the same was required by applicable law to be so delivered) after the Acquirer has furnished Stockholder with the same prior to any written confirmation of the sale of Registrable Securities or (iii) offers or sales effected by or on behalf of Stockholder “by means of” (as defined in Rule 159A) a “free writing prospectus” (as such term is defined in Rule 405) that was not authorized in writing by the Acquirer. This indemnity shall be in addition to any liability the Acquirer may otherwise have.

(ii) To the extent permitted by applicable law, Stockholder shall, indemnify and hold harmless the Acquirer, each of its directors, each officer of the Acquirer who shall sign such Registration Statement, each legal counsel and each underwriter, broker or other Person acting on behalf of the holders of Registrable Securities and each Affiliate who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) any of the foregoing Persons against all claims, losses, damages and liabilities (or actions in respect thereof) resulting from any untrue or alleged untrue statement of material fact contained in the Registration Statement, prospectus, preliminary prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, preliminary prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by Stockholder; and shall reimburse such Persons for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such claims, losses, damages and liabilities (or actions in respect thereof); provided, that the obligation to indemnify shall not exceed an amount equal to the net proceeds (after underwriting fees, commissions or discounts) actually received by Stockholder from the sale of Registrable Securities pursuant to such Registration Statement. This indemnity shall be in addition to any liability the Stockholder may otherwise have.

(iii) Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in this Section 6.12, such indemnified party shall, if a claim in respect thereof is made against an indemnifying party, give written notice to the latter of the commencement of such action. The failure of any indemnified party to notify an indemnifying party of any such action shall not (unless such failure shall have a material adverse effect on the indemnifying party) relieve the indemnifying party from any liability in respect of such action that it may have to such indemnified party hereunder. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense of the claims in any such action that are subject or potentially subject to indemnification hereunder, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after written notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be responsible for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof; provided, that, if (i) any indemnified party shall have reasonably concluded upon advice of counsel that there may be one or more legal or equitable defenses available to such indemnified party which are additional to or conflict with those available to the indemnifying party, or that such claim or litigation involves or could have an effect upon matters beyond the scope of the indemnity provided hereunder, or (ii) such action seeks an injunction or equitable relief against any indemnified party or involves actual or alleged criminal activity, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party without such indemnified party’s prior written consent (but, without such consent, shall have the right to participate therein with counsel of its choice) and such indemnifying party shall reimburse such indemnified party and any Affiliate of such indemnified party for that portion of the fees and expenses of any counsel retained by the indemnified party which is reasonably related to the matters covered by the indemnity provided hereunder. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it shall not be obligated to pay the fees and expenses of more than one firm of legal counsel for all parties indemnified by such indemnifying party with respect to such claim.

(iv) If the indemnification provided for in this Section 6.12 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any claims, losses, damages and liabilities (or actions in respect thereof) referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amounts paid or payable by such indemnified party as a result of such claims, losses, damages and liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which resulted in such claims, losses, damages and liabilities (or actions in respect thereof) as well as any other relevant equitable considerations; provided, that the maximum amount of liability in respect of such contribution shall be limited, in the case of each holder of Registrable Securities, to an amount equal to the net proceeds (after underwriting fees, commissions or discounts) actually received by such seller from the sale of Registrable Securities effected pursuant to such registration. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties agree that it would not be just and equitable if contribution pursuant hereto were determined by pro rata allocation or by any other method or allocation which does not take account of the equitable considerations referred to herein. No Person guilty or liable of “fraudulent misrepresentation” within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE 7

TAX MATTERS

7.1 Allo cation of Taxes. In the case of any Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing Date (a “Straddle Period”), the portion of such Tax which relates to the Pre-Closing Tax Period shall (i) in the case of any Taxes other than Taxes based upon or related to income, gains or receipts, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) in the case of any Tax based upon or related to income, gains or receipts be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of calendar days in each period.

7.2 Tax Contests. After the Closing Date, Acquirer, the Company and the Stockholder, respectively, shall inform the other party in writing of the commencement of any audit, examination, proceeding or self-assessment relating in whole or in part to Taxes for a Pre-Closing Tax Period (“Tax Contest”) for which Acquirer may be entitled to indemnity from the Stockholder under this Agreement. After the Closing Date, Acquirer shall have the exclusive right to represent the interests of the Company in any and all Tax Contests; provided, however, that the Stockholder shall have the right to participate in any such Tax Contest and to employ counsel at its own expense (on behalf of the Stockholder) of its choice (which counsel shall be reasonably acceptable to Acquirer) for purposes of such participation to the extent that any such Tax Contest could reasonably be expected to result in a Tax indemnification liability of the Stockholder pursuant to this Agreement. In the event that Acquirer proposes to compromise or settle any Tax Contest, or consent or agree to any Tax liability, relating to the Company that would result in an indemnity payment by the Stockholder, the Stockholder shall have the right to review such proposed compromise, settlement, consent or agreement. Acquirer shall not agree or consent to compromise or settle any Tax Contest on a basis that would result in a liability of the Stockholder for indemnification unless the Stockholder consents to such settlement, compromise or concession, which consent will not be unreasonably withheld, conditioned or delayed. The provisions of this Section 7.2 shall govern rather than the provisions of Section 8.9 in the event of any conflict.

7.3 Cooperation. Acquirer, the Company and the Stockholder shall cooperate fully as and to the extent reasonably requested by the other party in connection with the preparation and filing of any Tax Return required of the Company, and the defense of any Tax Contest, claim, audit, litigation or other proceeding, with respect to Taxes which may be payable by the Company for a Pre-Closing Tax Period. Acquirer, the Company and the Stockholder agree to abide by all record retention requirements of, or record retention agreements entered into with, any Tax authority.

7.4 Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne and paid fifty percent by Acquirer on the one hand and fifty percent by the Stockholder on the other. The party responsible under applicable Legal Requirements for submitting payment of such Taxes to the applicable Tax authority shall file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees. If required by applicable Legal Requirements, the Stockholder, Acquirer or the Company shall join in the execution of any such Tax Returns and other documentation.

7.5 Tax Returns. Except as provided in Section 7.4, Acquirer shall cause the Surviving Corporation to prepare and file in a timely manner all Tax Returns relating to the Company or the Surviving Corporation that are required to be filed after the Closing Date. Tax Returns of the Company not yet filed for any Tax period that begins on or before the Closing Date shall be prepared, and each item thereon treated, in a manner consistent with past practices employed with respect to the Company (except to the extent the Acquirer or the Surviving Corporation reasonably determines doing so would be inconsistent with the applicable Legal Requirements). Acquirer shall permit the Stockholder to review and comment on each such Tax Return not less than thirty (30) days prior to the due date (taking into account extensions of time to file) of such Tax Return. The Stockholder shall provide its requests for revisions to any such Tax Returns to Acquirer within twenty (20) days of receipt. Acquirer shall consider in good faith any such timely requests.

7.6 S Corporation Status. The Company and the holders of Company Capital Stock shall not revoke the Company’s S corporation election within the meaning of Sections 1361 and 1362 of the Code. The Company and the holders of Company Capital Stock shall not take or allow any action (other than the Closing) that would result in the termination of the Company’s S corporation election within the meaning of Sections 1361 and 1362 of the Code.

ARTICLE 8

INDEMNIFICATION

8.1 Indemnification Holdback(a) . At Closing, the Holdback Shares will be set aside and held by Acquirer or Acquirer’s transfer agent as security of the indemnification obligations of the Stockholder under this Article 8. Any portion of the Holdback Shares not previously released to, or permitted to be retained by, Acquirer as a result of an indemnification claim by Acquirer shall be released to the Stockholder on the one-year anniversary of Closing in accordance with the Payment Schedule; provided, however, that a portion of the Holdback Shares, which, in the reasonable judgment of Acquirer, is necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate (as defined in Section 8.7(a)) theretofore delivered to the Stockholder prior to the Holdback Distribution Date with respect to facts and circumstances existing on or prior to the Holdback Distribution Date (collectively, the “Disputed Holdback Shares”), shall be retained by Acquirer until such claims have been resolved. Any Disputed Holdback Shares held by Acquirer with respect to any pending but unresolved indemnification claims (as described in the immediately preceding sentence) shall be released to the Stockholder or released to, or permitted to be retained by, Acquirer (as appropriate) promptly upon resolution of each specific indemnification claim involved. For purposes of this Agreement, the value of a Holdback Share shall equal the Acquirer Stock Price. Each date of release of the Holdback Shares, whether on the one-year anniversary of Closing or once any indemnification claim(s) have been finally resolved pursuant to the terms hereof, shall be known as a “Holdback Distribution Date”. The Holdback Shares, when eligible for release, will be released as provided in Section 1.6(b)(i).

8.2 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein (other than the Fundamental Representations and the IP Representations) shall survive the Closing and shall remain in full force and effect until the one-year anniversary of the Closing Date; provided, that the Fundamental Representations shall survive for the full period of all applicable statutes of limitations plus sixty (60) calendar days; provided further, that the IP Representations shall survive the Closing and shall remain in full force and effect until the two-year anniversary of the Closing Date; provided further, that the Acquirer Indemnified Persons (as defined below) shall be entitled to seek recovery for fraud until the expiration of the applicable statute of limitations for any claim which seeks recovery of the Losses arising therefrom. All covenants and agreements of the parties contained herein shall survive the Closing for the applicable statute of limitations or for the period explicitly specified therein. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the Acquirer Indemnified Person (as defined below) to the indemnifying party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved. The parties acknowledge that the time periods set forth in this Article 8 and elsewhere in this Agreement for the assertion of claims and notices under this Agreement are the result of arms’-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties. The parties further acknowledge that the time periods set forth in this Article 8 and elsewhere in the Agreement may be shorter than otherwise provided by law.

8.3 Indemnity by Stockholder. Subject to the other terms and conditions of this Article 8, following the Closing, the Stockholder will indemnify and defend Acquirer and its Affiliates, the Surviving Corporation and each of their directors, officers, employees and agents (each, an “Acquirer Indemnified Person”), and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Acquirer Indemnified Person based on, arising out of, or with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations and warranties made by the Company in this Agreement, the Final Disclosure Schedule or any certificate delivered by the Company pursuant to this Agreement;

(b) any breach of any covenant, agreement or obligation to be performed by the Company prior to the Closing pursuant to this Agreement;

(c) any claim made by any Company Shareholder relating to such Person’s rights with respect to the Merger Consideration, or the calculations and determinations set forth on the Payment Schedule (except for any such claim made by any Company Shareholder to enforce such Company Shareholder’s rights to receive the Merger Consideration to which such Company Shareholder is entitled to receive under this Agreement as set forth on the Payment Schedule);

(d) any fraud committed by the Company with respect to this Agreement or any certificate delivered by the Company pursuant to this Agreement prior to or at the Closing; and

(e) any errors with respect to the Closing Working Capital pursuant to which the actual Closing Working Capital is less than the Closing Working Capital used for purposes of determining the Working Capital Differential.

8.4 Limitations on Indemnification by Stockholder. Notwithstanding anything contained in this Agreement to the contrary, the indemnification obligations of the Stockholder shall be subject to the following limitations:

(a) Threshold. No claim for Losses shall be made by any Acquirer Indemnified Person under Section 8.3(a) unless the aggregate amount of all Losses in respect of such claims exceeds $50,000 (the “Threshold”), in which event the Stockholder shall be required to pay or be liable for all such Losses from the first dollar; provided, however, that the Threshold shall not apply with respect to any Losses arising from, or directly or indirectly related to (i) fraud by the Company prior to the Closing or (ii) any inaccuracy in or breach of the Fundamental Representations or the IP Representations. For the sake of clarity, the threshold shall not apply to claims for Losses pursuant to Section 8.3(b) through Section 8.3(e) or pursuant to Section 8.10.

(b) Further Limitations on Indemnification by Stockholder.

(i) The Holdback Shares will be the sole and exclusive source of recourse for indemnification claims made by the Acquirer Indemnified Persons under Section 8.3(a); provided, however, that the limitation in this clause (i) shall not apply with respect to any Losses arising from, or directly or indirectly related to (A) fraud by the Company prior to the Closing or (B) any inaccuracy in or breach of the Fundamental Representations. For the sake of clarity, the limitation in this clause (i) shall not apply to claims for Losses pursuant to Section 8.3(b) through Section 8.3(e) or pursuant to Section 8.10. Notwithstanding the foregoing, to the extent that the Acquirer Indemnified Persons recover Losses from the Holdback Shares in satisfaction of Losses made under Section 8.3(a) with respect to the Fundamental Representations or the IP Representations, pursuant to Section 8.3(b) through Section 8.3(e), pursuant to Section 8.10, or pursuant to any claims involving fraud by the Company, its Representatives or the Stockholder prior to or at the Closing, such recovered amounts shall not reduce the amount that the Acquirer Indemnified Persons may recover with respect to claims for which recovery is limited to the Holdback Shares, but Acquirer shall only be able to recover such Losses by way of set-off against future payments of Earnout Consideration pursuant to Section 8.4(d) hereof, and the aggregate maximum liability of the Stockholder for Losses of Acquirer Indemnified Persons in respect of indemnity claims pursuant to this sentence will not exceed 25% of the Merger Consideration. By way of illustration and not limitation, assuming there are no other claims for indemnification pursuant to this Article 8, in the event that a claim for Losses relating to a breach of a Company Fundamental Representation is first satisfied from the Holdback Shares and such recovery fully depletes the Holdback Shares, the maximum limitation of liability for a subsequent claim based on a breach of a representation and warranty other than the Fundamental Representations or IP Representations shall continue to be 25% of the Merger Consideration without taking into account the fact that the Holdback Shares were used to satisfy the Losses relating to a breach of a Company Fundamental Representation, with the effect that the amount recoverable for such two claims would be the same regardless of whether the chronological order of the making of such claims were reversed, but Acquirer will be limited to recovery of such amounts only by way of set-off against future payments of Earnout Consideration pursuant to Section 8.4(d).

(i) The aggregate maximum liability of the Stockholder for Losses of Acquirer Indemnified Persons under Section 8.3(a) with respect to breaches of the Fundamental Representations shall not exceed the portion of the Merger Consideration actually received by Stockholder.

(ii) The aggregate maximum liability of the Stockholder for Losses of Acquirer Indemnified Persons under Section 8.3(a) with respect to breaches of the IP Representations shall not exceed twenty-five percent (25%) of the portion of the Merger Consideration actually received by Stockholder.

(iii) The aggregate maximum liability of the Stockholder for Losses of Acquirer Indemnified Persons under this Agreement shall not exceed (in any event) the portion of the Merger Consideration actually received by Stockholder; provided, that, with respect to any fraud committed by Stockholder with respect to this Agreement and the transactions contemplated hereunder, Stockholder shall be solely responsible for such fraud committed by Stockholder and Stockholder’s liability for such fraud shall be uncapped.

(c) Order of Recourse. Acquirer Indemnified Persons agree to seek recourse for all indemnification claims hereunder as follows: (i) first, from the Holdback Shares, to the extent that there are Holdback Shares then available to satisfy indemnification claims by Acquirer Indemnified Persons, (ii) second, by set-off against the Earnout Consideration then due and payable to the Stockholder pursuant to clause (d) below, and (iii) third, directly against the Stockholder.

(d) Set-off Rights. Acquirer shall have the right to set-off any Earnout Consideration then due and payable to the Stockholder hereunder to provide recourse to Acquirer Indemnified Persons with respect to (i) amounts finally determined to be owed to Acquirer Indemnified Persons in respect of their indemnification rights under this Article 8 or (ii) amounts reasonably determined to satisfy pending claims brought by Acquirer Indemnified Persons in respect of their indemnification rights under this Article 8, and to the extent that it is determined that Acquirer Indemnified Persons are not entitled to any or all of the Losses that are the subject of a pending claim as described under clause (ii) of this Section 8.4(d), then Acquirer shall promptly thereafter pay or issue, as applicable, the portion of the Earnout Consideration that was previously set-off with respect to such Losses determined to not be so owed to the Acquirer Indemnified Persons.

(e) Materiality Scrape. Notwithstanding anything in this Agreement to the contrary, solely for the purpose of determining the amount of Losses of Indemnified Persons (but not for determining whether a breach actually occurred), the representations and warranties of the Company in this Agreement that are qualified by knowledge, materiality or Material Adverse Effect shall be deemed to be made without such knowledge, materiality or Material Adverse Effect qualifiers.

8.5 Indemnity by Acquirer. Subject to the other terms and conditions of this Article 8, following the Closing, Acquirer will indemnify and defend the Stockholder (together with the Acquirer Indemnified Persons, the “Indemnified Persons” and each an “Indemnified Person”), and shall hold him harmless from and against, and shall pay and reimburse him for, any and all Losses incurred or sustained by, or imposed upon, the Stockholder based on, arising out of, or with respect to or by reason of any breach of the covenants contained in Section 1.16(d) or Article 6 of this Agreement, to be performed by Acquirer and/or Merger Subs or, with respect to the obligations following Closing, the Company.

8.6 Limitations on Indemnification by Acquirer. Notwithstanding anything contained in this Agreement to the contrary, the indemnification obligations of Acquirer shall be subject to the following limitations:

(a) Threshold. Except with respect to payment of Earnout Consideration earned by Stockholder as to which the Threshold will not apply, no claim for Losses shall be made by Stockholder under Section 8.5 unless the aggregate amount of all Losses in respect of such claims exceeds the Threshold, in which event Acquirer shall be required to pay or be liable for all such Losses from the first dollar.

(b) Further Limitations on Indemnification by Acquirer.

(i) The aggregate maximum liability of Acquirer for Losses of Stockholder under Section 8.5 shall not exceed the total amount of the Earnout Consideration actually earned as of the time the Indemnification Claim was made by the Stockholder.

(ii) In the event it is finally determined the Acquirer is liable to the Stockholder for Losses hereunder, Acquirer shall have the option of paying such Losses in cash or in Acquirer Shares (such shares which will be valued at the Acquirer Stock Price).

8.7 Indemnification Claims.

(a) Indemnification Claims by Indemnified Persons.

(i) A claim for indemnification by an Indemnified Person under this Article 8 shall be made by Acquirer by delivering to the Stockholder, or by Stockholder by delivering to any officer of the Acquirer, on or before the end of the applicable survival period for such claim as set forth in this Article 8, a certificate signed by any officer of Acquirer, or the Stockholder, as applicable (an “Officer’s Certificate”) stating that Losses exist with respect to the indemnification obligations of the Stockholder or Acquirer, and specifying in reasonable detail the individual items of such Losses included in the amount so stated, the date each such item was paid, or properly accrued or arose, and the nature of the misrepresentation, breach of warranty, covenant or claim to which such item is related.

(ii) If the Stockholder or Acquirer, as applicable, does not contest, by written notice to Acquirer or Stockholder, as applicable, any Loss or Losses claimed by the Indemnified Person in any Officer’s Certificate within twenty (20) Business Days after any such Officer’s Certificate is received by the Stockholder or Acquirer, then the Stockholder or Acquirer will be conclusively deemed to have consented, to the recovery by the Indemnified Person of the full amount of Losses specified in the Officer’s Certificate, including, if applicable, the forfeiture of such amount from the Holdback Shares or pursuant to Acquirer’s set-off right provided in Section 8.4(d) (in each case, subject to the terms and conditions in this Article 8) having a value sufficient to satisfy such Losses and, without further notice, to have stipulated to the entry of a final judgment for the Losses against the Stockholder or Acquirer, as applicable, for such amount in any court having jurisdiction over the matter where venue is proper.

(iii) If the Stockholder or Acquirer objects in writing to any claim or claims by an Indemnified Person made in any Officer’s Certificate within such twenty (20) Business Day period, Acquirer and the Stockholder shall attempt in good faith for thirty (30) Business Days after Indemnified Person’s receipt of such written objection to resolve such objection. If Acquirer and the Stockholder shall so agree, a memorandum setting forth their agreement with respect to the resolution of such claim shall be prepared and signed by both parties. The Indemnified Person(s) shall be entitled to rely on any such memorandum and shall, in the case of Acquirer Indemnified Persons, retain that number of the Disputed Holdback Shares as indicated therein, and in accordance with the terms thereof, and such Disputed Holdback Shares shall no longer be issuable to the Stockholder.

(iv) If no such agreement has been reached during the thirty (30) Business Day period for good faith negotiation, but in any event upon the expiration of such thirty (30) Business Day period, either Acquirer or the Stockholder may proceed in accordance with the terms set forth in Section 11.7 to resolve the matter. The decision of such arbitrator shall be nonappealable, binding and conclusive upon the parties to this Agreement and the Stockholder and the Acquirer shall be entitled to conclusively rely and to act in accordance with such decision and, if applicable, Acquirer shall be entitled to retain that number of the Disputed Holdback Shares indicated therein and in accordance therewith and such Disputed Holdback Shares shall no longer be issuable to the Stockholder.

(v) For purposes of Section 8.7(a)(iv), in any proceeding pursuant to Section 11.7, in which any claim or the amount thereof stated in the Officer’s Certificate is at issue, the Indemnified Person(s) shall be deemed to be the non-prevailing party unless the arbitrator awards the Indemnified Person(s) more than one-half of the amount in dispute, in which case the Stockholder shall be deemed to be the non-prevailing party.

8.8 Stockholder.

(a) The Stockholder as the exclusive agent and attorney-in-fact shall have full power and authority to represent, to give and receive notices and communications, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stockholder for the interpretation of this Agreement, and accomplishment of the foregoing. Notwithstanding the foregoing, the Stockholder shall have no obligation to act except as expressly provided herein and for purposes of clarity, there are no obligations of the Stockholder in any ancillary agreement, schedule, exhibit or the Final Disclosure Schedule. The powers, immunities and rights to indemnification granted to the Stockholder hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the Stockholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by the Stockholder of the whole or any fraction of Stockholder’s interest in the Holdback Shares and Earnout Consideration.

(b) The Stockholder shall have reasonable access to information about the Company and the Surviving Corporation and the reasonable assistance of the Surviving Corporation’s officers and employees for purposes of performing its duties and exercising its rights hereunder, provided that the Stockholder shall treat confidentially and not disclose any nonpublic information from or about the Company and the Surviving Corporation to anyone (except on a need to know basis to individuals who agree to treat such information confidentially). The Stockholder shall be entitled to: (i) rely upon the Payment Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the other party. Notwithstanding any other provision of this Agreement to the contrary, the Stockholder shall be entitled to bring claims for any breach of any of the representations and warranties made by the Acquirer or the Merger Subs in this Agreement; any breach of any covenant, agreement or obligation to be performed by the Acquirer or the Merger Subs pursuant to this Agreement; or fraud.

8.9 Defense of Third-Party Claims. In the event Acquirer becomes aware of a third-party claim which Acquirer in good faith believes may result in a claim for indemnification under this Article 8 by or on behalf of an Indemnified Person, Acquirer shall provide written notification thereof to the Stockholder pursuant to Section 8.7(a)(i). Acquirer shall have the right to conduct the defense of and to settle or resolve any such claims (and, with respect to claims which result in a claim for indemnification by or on behalf of the Indemnified Persons, the costs and expenses incurred by Acquirer in connection with such defense, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Losses for which Acquirer may seek indemnification pursuant to a claim made hereunder, to the extent that the Indemnified Persons are entitled to indemnification for such Losses hereunder). The Stockholder shall have the right to receive copies of all pleadings, notices and communications with respect to such third-party claims to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person and shall be entitled, at the expense of the Stockholder, to participate in, but not to determine or conduct, any defense of such third-party claim or settlement negotiations with respect to the third-party claim. However, except with the prior written consent of the Stockholder, which consent shall not be unreasonably withheld, conditioned or delayed, and which shall be deemed to have been given unless the Stockholder shall have objected within fifteen (15) Business Days after a written request for such consent by Acquirer, Acquirer shall not settle or resolve any claim or other matter for which the Stockholder would be required to indemnify the Indemnified Persons for Losses hereunder. In the event that the Stockholder has consented to any such settlement or resolution, neither the Stockholder nor any Stockholder shall have any power or authority to object under this Article 8 to the amount of any claim by or on behalf of any Indemnified Person for indemnity with respect to such settlement or resolution.

8.10 Tax Indemnification. In addition to the indemnification obligations of the Stockholder set forth in Section 8.3 above and in accordance with the procedures set forth in Section 8.4 above, the Stockholder shall indemnify the Indemnified Persons and hold them harmless from and against any Losses resulting from or arising out of (i) all Taxes (or the non-

payment thereof) of the Company for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period, (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. Legal Requirements, (iii) any and all Taxes, fees and charges payable by the Stockholder pursuant to Section 7.4, and (iv) any and all Taxes of any Person imposed on the Company as a transferee or successor, by contract or pursuant to any applicable Legal Requirements, which Taxes relate to an event or transaction occurring before the Closing; provided, however, that for the avoidance of doubt, the employer’s share of all employment, payroll and similar Taxes incurred in connection with any compensation payments made by the Company in connection with the Merger prior to, at, or substantially contemporaneous with the Effective Time, shall be treated as arising in the Pre-Closing Tax Period.

8.11 Duty to Mitigate. An Indemnified Person shall use commercially reasonable efforts to mitigate Losses paid, incurred or sustained by such Indemnified Person arising out of any matter for which such Indemnified Person has sought indemnification hereunder to the extent required under applicable Legal Requirements.

8.12 Effect of Investigation. The right to indemnification, payment of Losses or for other remedies based on any representation, warranty, covenant or obligation of the Company and/or the Stockholder contained in or made pursuant to this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the date the Closing occurs, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition to the obligation of Acquirer to consummate the Merger, where such condition is based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect the right to indemnification, payment of Losses, or other remedy based on such representation, warranty, covenant or obligation. Notwithstanding the foregoing in this Section and elsewhere in the Agreement, this Section 8.12 shall not limit the qualification of the representations and warranties of the Company made under this Agreement to the extent that a disclosure is reasonably apparent on its face from a reading of the text of the Final Disclosure Schedule.

8.13 Adjustment. Any payments made pursuant to any indemnification obligations under this Article 8 will be treated as adjustments to the Merger Consideration for Tax purposes and such agreed treatment will govern for purposes of this Agreement.

8.14 Sole and Exclusive Remedy. Subject to Section 11.11, the indemnification provisions contained in this Article 8 are intended to provide the sole and exclusive remedy following the Closing as to all Losses any party (or other Indemnified Person) may incur arising from or relating to the Agreement and the transactions contemplated hereby, and each party hereby waives, to the full extent they may do so, any other rights or remedies that may arise under any applicable statute, rule or regulation.

ARTICLE 9

CONDITIONS TO THE MERGER

9.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) Governmental and Regulatory Approvals. Approvals from any Governmental Entity (if any) necessary for consummation of the transactions contemplated hereby shall have been timely obtained.

(b) No Injunctions or Regulatory Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or Governmental Entity or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect; nor shall there be any action taken, or any Legal Requirement or Order enacted, entered, enforced or deemed applicable to the Merger or the other transactions contemplated by the terms of this Agreement that would prohibit the consummation of the Merger or which would permit consummation of the Merger only if certain divestitures were made or if Acquirer were to agree to limitations on its business activities or operations.

(c) Legal Proceedings. No Governmental Entity shall have notified either party to this Agreement that such Governmental Entity intends to commence proceedings to restrain or prohibit the transactions contemplated hereby or force rescission, unless such Governmental Entity shall have withdrawn such notice and abandoned any such proceedings prior to the time which otherwise would have been the Closing Date.

(d) Shareholder Approval. The Required Shareholder Approval shall have been obtained.

9.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the other transa ctions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of the Acquirer and Merger Subs contained in Article 4 of this Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date of this Agreement and on and as of the Closing Date with the same effect as though made on such date (other than representations and warranties which by their express terms are made solely as of a specified earlier date, which shall be accurate in all material respects as of such specified earlier date).

(b) Performance. Acquirer and Merger Subs shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Acquirer and Merger Subs at or before the Closing.

(c) Officers’ Certificate. Acquirer shall have delivered to the Company a certificate, dated the Closing Date and executed by its Chief Executive Officer, substantially in the form set forth in Exhibit E hereto.

9.3 Additional Conditions to the Obligations of Acquirer and Merger Subs. The obligations of Acquirer and Merger Subs to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Acquirer:

(a) Representations and Warranties. The representations and warranties of (i) the Company contained in Article 2 of this Agreement and (ii) the Stockholder contained in Article 3 of this Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date of this Agreement and on and as of the Closing Date with the same effect as though made on such date (other than representations and warranties which by their express terms are made solely as of a specified earlier date, which shall be accurate in all material respects as of such specified earlier date).

(b) Final Disclosure Schedule. At least two days prior to the Closing Date, the Company shall have delivered to the Acquirer and Merger Subs, and the Acquirer shall have accepted in its discretion, the Final Disclosure Schedule. If the Company does not deliver to the Acquirer and Merger Subs an updated Disclosure Schedule to serve as the Final Disclosure Schedule, then the Signing Disclosure Schedule delivered by the Company as of the date of this Agreement shall be deemed to be the Final Disclosure Schedule.

(c) Performance. The Company shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Company on or before the Closing Date.

(d) Officers’ Certificates. The Company shall have delivered to Acquirer a certificate, dated the Closing Date and executed by the President and Chief Executive Officer of the Company, substantially in the form set forth in Exhibit F-1 hereto, and a certificate, dated the Closing Date and executed by the Secretary of the Company, substantially in the form set forth in Exhibit F-2 hereto.

(e) Resignations. Acquirer shall have received the resignations of the directors and officers of the Company to be effective immediately upon the Closing.

(f) Key Employees; Employment Agreements; Non-Competition Agreements. Each Key Employee shall have entered into and not rescinded an Employment Agreement, shall not have taken any action that would constitute a breach of the Employment Agreement, and shall continue to be an employee of the Company. Further, each of Stockholder and Paul Nelson shall have entered into and not rescinded a Non-Competition Agreement, and shall not have taken any action that would constitute a breach of the Non-Competition Agreement.

(g) Termination of Company Employee Plans. All Company Employee Plans shall have been terminated (other than any such plans which Acquirer provided written notice to Company not to terminate).

(h) Payment Schedule. Acquirer shall have received the Payment Schedule.

(i) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Company since the Agreement Date.

(j) Written Consent. Acquirer shall have received signatures to the Written Consent, and Investment Representation Letter from the Stockholder.

(k) FIRPTA. The Company shall have delivered to Acquirer the following: (i) a certificate, in a form reasonably acceptable to Acquirer to the effect that shares of the Company’s Capital Stock are not “U.S. real property interests” within the meaning of Section 897 of the Code, and (ii) a notice to the IRS, in accordance with the requirements of Income Tax Regulations Section 1.897-2(h)(2), dated as of the Closing Date and executed by the Company, together with written authorization for Acquirer to deliver such notice to the IRS on behalf of the Company after Closing.

ARTICLE 10

TERMINATION, AMENDMENT AND WAIVER

10.1 Termination. Except as provided in Section 10.2, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) by mutual agreement of the Company, Acquirer and Merger Subs;

(b) by Acquirer, Merger Subs or the Company if: the Effective Time has not occurred before 5:00 p.m. (Pacific Time) on November 10, 2018 (provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party whose willful failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date);

(c) by Acquirer if a Final Disclosure Schedule presented by the Company pursuant to Section 9.3(b) is not accepted by Acquirer within two Business Days of presentation, or by the Company if Acquirer informs the Company that Acquirer does not accept such Final Disclosure Schedule;

(d) by either the Company or Acquirer in the event that any Governmental Entity shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable;

(e) by Acquirer if it and Merger Subs are not in material breach of their respective representations, warranties, covenants and agreements under this Agreement which are capable of being cured and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and (i) the Company is not using its commercially reasonable efforts to cure such breach, or has not cured such breach within thirty (30) calendar days, after notice of such breach to the Company by Acquirer (provided, however, that, no cure period shall be required for a breach which by its nature cannot be cured) and (ii) as a result of such breach the conditions set forth in Section 9.3(a) or Section 9.3(c), as the case may be, would not be satisfied prior to the Closing Date;

(f) by the Company if it is not in material breach of its representations, warranties, covenants and agreements under this Agreement which are capable of being cured and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Acquirer or Merger Subs and (i) Acquirer is not using its reasonable efforts to cure such breach, or has not cured such breach within thirty (30) calendar days, after notice of such breach to Acquirer by the Company (provided, however, that no cure period shall be required for a breach which by its nature cannot be cured), and (ii) as a result of such breach the conditions set forth in Section 9.2(a) or Section 9.2(b), as the case may be, would not be satisfied as of the Closing Date; or

(g) by Acquirer and Merger Subs, if the Required Shareholder Approval has not been obtained in accordance with the Texas Code at any meeting (or any adjournment thereof) convened for the purpose of taking a vote with respect to the Merger or, in any solicitation of shareholder written consents with respect to the Merger, within four (4) hours of the execution of this Agreement.

10.2 Effect of Termination. In the event of a valid termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquirer, Merger Subs or the Company, or their respective officers, directors, shareholders or stockholders or Affiliates; provided, however, that each party shall remain liable for any breaches of this Agreement prior to its termination; and provided further that, the provisions of Sections 6.3, 6.4, 6.8, 10.2 and Article 11 (exclusive of Section 11.3) and the applicable definitions set forth in Article 12 shall remain in full force and effect and survive any termination of this Agreement.

10.3 Amendment. Except as is otherwise required by applicable Legal Requirements after the Stockholder approve the Merger and this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto. Any amendment, modification or waiver of this Agreement made subsequent to the approval of this Agreement by the Stockholder that would materially adversely affect the Stockholder shall also require the approval of Stockholder holding a majority of the outstanding Company Capital Stock to be affected or charged with such amendment, modification or waiver.

10.4 Extension; Waiver. At any time prior to the Effective Time, Acquirer, Merger Subs and the Company may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements, covenants or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 11

MISCELLANEOUS PROVISIONS

11.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (a) upon receipt if delivered personally; (b) five (5) Business Days after being mailed by registered or certified mail, postage prepaid, return receipt requested; (c) one (1) Business Day after it is sent by commercial overnight courier service specifying next day delivery; or (d) upon transmission if sent via electronic mail or facsimile with confirmation of receipt to the parties at the following address (or at such other address for a party as shall be specified upon like notice provided that with respect to notices delivered to the Stockholder, such notices must be delivered solely via facsimile or via electronic mail:

If to Acquirer or Merger Subs to:	Identiv, Inc. 2201 Walnut Ave Suite 100 Fremont, CA 94538 Email: shumphreys@identiv.com Attn: Chief Executive Officer

with a copy (which shall not constitute notice) to:	Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, CA 94304 Email: spierson@pillsburylaw.com Attn: Stanley Pierson

If to the Company to:	Thursby Software Systems, Inc. 4901 South Collins St. Arlington, TX 76018 Email: thursby@thursby.com Attn: Chief Executive Officer

with a copy (which shall not constitute notice) to:	Cyruli Shanks Hart & Zizmor, LLP 420 Lexington Avenue Suite 2320 New York, NY 10170 Email: pgoodman@cshzlaw.com Attn: Paul Goodman, Esq.

If to the Stockholder to:	William Thursby 4901 South Collins St. Arlington, TX 76018 Email: thursby@thursby.com

Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

11.2 Entire Agreement. This Agreement, the agreements referenced herein and the Exhibits and Schedules hereto, including the Disclosure Schedules, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect and shall survive any termination of this Agreement or the Closing in accordance with its terms.

11.3 Further Assurances; Post-Closing Cooperation. At any time or from time to time after the Closing, the parties shall execute and deliver to the other party such other documents and instruments, provide such materials and information and take such other actions as the other party may reasonably request to consummate the transactions contemplated by this Agreement and otherwise to cause the other party to fulfill its obligations under this Agreement and the transactions contemplated hereby. Each party agrees to use commercially reasonable efforts to cause the conditions to its obligations to consummate the Merger to be satisfied.

11.4 Remedies. All remedies, either under this Agreement or by Legal Requirement or otherwise afforded, will be cumulative and not alternative.

11.5 Third Party Beneficiaries. Except as otherwise set forth in this Agreement, the terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person other than any Person entitled to indemnity under Article 8.

11.6 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Legal Requirement, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

11.7 Governing Law; Arbitration. This Agreement shall be governed by and construed in accordance with the internal laws of California applicable to parties residing in California, without regard applicable principles of conflicts of law. Any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity hereof, including the determination of the scope or applicability of this agreement to arbitrate shall be determined by arbitration in Santa Clara County, California before one arbitrator (the “Arbitration”). The Arbitration shall be final and binding. The Arbitration shall be submitted to JAMS or its successor (collectively, “JAMS”) and administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures and the parties will use reasonable efforts to expedite the resolution of the Arbitration as promptly as practicable (and within sixty (60) days of the initial submission of the Arbitration to JAMS by a party hereto). Either party may initiate Arbitration by filing a written demand for arbitration with JAMS. The parties shall each advance one half of the arbitrator’s fees and administrative costs of the Arbitration. The arbitrator shall award to the prevailing party or parties, if any, the costs (including advanced JAMS payments) (but excluding any attorneys’ fees) reasonably incurred by the prevailing party or parties in connection with the Arbitration taking into account the extent of the prevailing party’s or parties’ victory. Judgment on the award rendered by the arbitrator may be entered in any court of appropriate jurisdiction. This clause shall not preclude any party from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction.(i) Notwithstanding the foregoing, any dispute, claim or controversy arising out of or relating to the Closing Working Capital Statement (a “Working Capital Disagreement”) shall instead be referred to an Independent Accounting Firm for resolution. Acquirer and the Stockholder shall instruct the Independent Accounting Firm that the determinations of such firm with respect to any Working Capital Disagreement shall be rendered within fifteen (15) days after referral of the Working Capital Disagreement to such firm or as soon thereafter as reasonably possible. Such determinations shall only be made with respect to the items that remain the subject of the Working Capital Disagreement on the basis of written position papers submitted by Acquirer and the Stockholder (i.e., not on the basis of independent review), shall with respect to each item be made within the range of the disputed amounts claimed by Acquirer and the Stockholder in the position papers submitted, and shall be final and binding upon the parties. Each of Acquirer and the Stockholder shall use its commercially reasonable efforts to cause the Independent Accounting Firm to render its determination within the 15-day period described above, and each shall cooperate with such firm and provide such firm with reasonable access to the books, records, personnel and representatives of it and such other information as such firm may reasonably require in order to render its determination. All of the fees and expenses of any Independent Accounting Firm retained pursuant to this Section 11.7 shall be allocated between the Stockholder (on behalf of all Stockholder), on the one hand, and Acquirer, on the other hand, in the same proportion that the aggregate amount of the items unsuccessfully disputed or defended, as the case may be, by each (as finally determined by the Independent Accounting Firm) bears to the total amount of the disputed items.

11.8 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

11.9 Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.10 Counterparts; Electronic Transmission. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart and such counterparts may be delivered by the parties hereto via facsimile or electronic transmission.

11.11 Specific Enforcement. The Company acknowledges and agrees that the Acquirer would be irreparably harmed and the Acquirer would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. Accordingly the Company agrees that Acquirer may be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which the Acquirer is entitled at law or in equity.

11.12 No Rescission. No Legal Proceeding for termination or rescission, or claiming repudiation, of this Agreement or any agreement executed pursuant to this Agreement may be brought or maintained by either party against the other following the Closing no matter how severe, grave or fundamental any such breach, default or nonperformance may be by one party. Accordingly, the parties hereby expressly waive and forego any and all rights they may possess to bring any such Legal Proceeding.

11.13 Construction. Any reference in this Agreement to an “Article,” “Section,” “Exhibit” or “Schedule” refers to the corresponding Article, Section, Exhibit or Schedule of or to this Agreement, unless the context indicates otherwise. Any reference in this Agreement to “hereof” or “herein” refers to this Agreement as a whole and not to any specific Section, subsection, paragraph, exhibit or schedule. The table of contents and the headings of Articles and Sections are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement. All words used in this Agreement should be construed to be of such gender or number as the circumstances require. The term “including” means “including without limitation” and is intended by way of example and not limitation. Any reference to a statute is deemed also to refer to any amendments or successor legislation, and all rules and regulations promulgated thereunder, as in effect at the relevant time.

ARTICLE 12

DEFINITIONS

12.1 Definitions.

“Acquirer Share Maximum” means a number of Acquirer Shares equal to 19.9% of the total issued and outstanding common stock of Acquirer as of immediately prior to the Closing.

“Acquirer Shares” means shares of the Acquirer’s common stock, par value $0.001 per share.

“Acquirer Stock Price” means $5.86, which is the average closing price of a share of Acquirer Common Stock on the NASDAQ market for the 20-day trading period ending on October 24, 2018.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under common control with, that Person. For the purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by,” and “under common control with”) as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or by contract or otherwise.

“Affiliate Contract” means any Contract between the Company and any of the directors, officers, shareholders or other Affiliates of the Company, including any Person in which a shareholder of the Company has, directly or indirectly, an interest of ten percent (10%) or more, but excluding any agreement between the Company and any of its directors and officers with respect to the Company’s indemnification of such directors and officers for claims which arise as result of such parties’ service in such positions.

“Agreement” means this Agreement and Plan of Merger, including (unless the context otherwise requires) the Exhibits, the Schedules and the Disclosure Schedules, and the certificates and instruments delivered in connection herewith, or incorporated by reference, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Books and Records” means all files, documents, instruments, papers, books and records relating to the business, condition (financial or otherwise), results of operations or assets and properties of a Person, including financial statements, internal reports, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, licenses, customer lists, computer files and programs (including data processing files and records), retrieval programs, operating data and plans and environmental studies and plans.

“Business” means the business of the Company as currently conducted and as currently proposed to be conducted.

“Business Combination” means, with respect to any Person, (a) any merger, consolidation, share exchange reorganization or other business combination transaction to which such Person is a party, (b) any sale, dividend or other disposition of all or substantially all of the capital stock, assets and properties of such Person (including by way of exclusive license or joint venture formation, but excluding non-exclusive licenses in connection with the sale of Company products in the ordinary course of business consistent with past practice) or (c) the entering into of any agreement or understanding, the granting of any rights or options, with respect to any of the foregoing.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in San Francisco, California are authorized or obligated to close.

“Closing” means the closing of the transactions contemplated by Section 1.2.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company 401(k) Plan” means each Company Employee Plan established, sponsored or maintained pursuant to Code Section 401(k).

“Company Capital Stock” means the Company Common Stock.

“Company Common Stock” means the common stock of the Company, $1.00 par value per share.

“Company Debt” means, without duplication, (i) all obligations and liabilities of Company for borrowed money, including bank borrowings and other short or long term obligations, including any amounts owed under any bridge loans; (ii) all obligations and liabilities of Company evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of others for borrowed money secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned or acquired by Company, whether or not the obligation secured thereby has been assumed by Company; (d) all guarantees by Company of obligations of others for borrowed money; (e) all obligations and liabilities, contingent or otherwise, of the Company as an account party in respect of letters of credit and letters of guaranty; and (f) all obligations and liabilities, contingent or otherwise, related to any equipment leases of the Company.

“Company Rights” means all stock appreciation rights, options, warrants, restricted stock, stock units, calls, rights, commitments, conversion privileges or preemptive or other rights or agreements outstanding to purchase or otherwise acquire any shares of Company Capital Stock or any securities or debt convertible into or exchangeable for shares of Company Capital Stock or obligating Company to grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or agreement.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders).

“Encumbrances” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset, and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Fundamental Representations” means the representations and warranties made in Section 2.1 (Organization and Qualification; Subsidiaries), Section 2.2 (Capital Stock), Section 2.3 (Authority; Noncontravention), Section 2.15 (Taxes) and Section 2.26 (Brokers or Finders).

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Independent Accounting Firm” means a nationally or regionally recognized independent accounting firm mutually agreed to by the Stockholder and the Acquirer.

“IP Representations” means those representations and warranties provided in Section 2.10.

“IRS” means the United States Internal Revenue Service.

“knowledge” means, as it applies to the representations, warranties and covenants made by the Company in this Agreement, the actual knowledge of William Thursby, Paul Nelson and Judy Montoya, together with the knowledge each such individual would reasonably be expected to have, in each case, after making a reasonable inquiry regarding the matters in question.

“Legal Requirements” means any national, federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any orders, writs, injunctions, awards, judgments and decrees applicable to such party or to any of their respective assets, properties or businesses.

“Liabilities” means all outstanding debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, determined or determinable, asserted or unasserted, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract, regardless of whether such debt, liability or obligation would be required to be disclosed on a balance sheet prepared in accordance with GAAP.

“Losses” means losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; provided, however, that “Losses” shall not include consequential, special or punitive damages, except to the extent punitive damages are actually awarded to a Governmental Entity or other third party.

“made available,” “delivered,” “provided” and words or similar meaning or import means, with respect to any statement in Article 2 of this Agreement to the effect that any information, document or other material has been “made available,” “delivered” or “provided” to Acquirer or its representatives, that such information, document, or material was (a) made available for review (on a continuous basis and without subsequent modification) by Acquirer or its representatives at least twenty-four (24) hours prior to the Agreement Date or (b) actually delivered (whether by physical or electronic delivery) upon request to Acquirer or its representatives at least twenty-four (24) hours prior to the Agreement Date.

“Material Adverse Effect.” A violation, circumstance, change, effect or other matter is deemed to have a “Material Adverse Effect” on (a) the Acquirer, if such violation, circumstance, change, effect or other matter, either individually or in the aggregate with all other violations, circumstances, changes, effects and other matters, has a material adverse effect on the Acquirer or would impair, prevent or delay the Acquirer’s performance of its obligations under this Agreement or on the ability of the Acquirer to consummate the transaction contemplated hereby, or (b) the Company, if such violation, circumstance, change, effect or other matter, either individually or in the aggregate with all other violations, circumstances, changes, effects and other matters, has a material adverse effect on the business, results of operations, condition (financial or otherwise) or assets of the Company, or would impair, prevent or delay the Company’s performance of its obligations under this Agreement or on the ability of the Company to consummate the transaction contemplated hereby; provided, that for purposes of this Agreement, a Material Adverse Effect on either the Acquirer or the Company shall not include the effect of (i) changes to the industry or markets in which the business of a party or its subsidiaries operates, (ii) the execution, delivery, pendency, announcement or disclosure of this Agreement and the transactions contemplated herein, including the impact thereof on the relationships of a party or any of its subsidiaries with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom a party or any of its subsidiaries has any relationship, excluding any litigation brought by shareholders or stockholders of a party in connection with the transactions contemplated hereby, (iii) general economic, regulatory or political conditions or changes, (iv) changes in or the condition of financial, banking or securities markets, (v) military action or any act of terrorism, (vi) changes in Legal Requirement or GAAP after the date hereof, or (vii) compliance with the terms of this Agreement; provided, however, for subsections (i), (iii), (iv), and (v) above, except with respect to changes that disproportionately affect the Company or Acquirer or its respective subsidiaries relative to other participants in the industries in which the party and its subsidiaries operate.

“Order” means any writ, judgment, decree, injunction or similar order of any Governmental Entity (in each such case whether preliminary or final).

“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established; (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law; and (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company or partnership, proprietorship, other business organization, trust, union, association or Governmental Entity.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Representatives” means officers, directors, partners, trustees, executors, employees, agents, attorneys, accountants and advisors.

“Required Shareholder Approval” means the affirmative vote of William Thursby, the sole stockholder of the Company.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means any Person in which the Company or Acquirer, as the context requires, (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, telecommunications or utility excise, federal or state regulatory fee and assessment, severance, stamp, occupation, premium, property (real, tangible or intangible), Code Section 59A environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.

“Texas Code” means the Texas Business Organizations Code and all amendments thereto.

“Transaction Expenses” means (i) all fees, costs, expenses, payments and expenditures paid, pre-paid, incurred or accrued by the Company prior to the Closing with respect to this Agreement, the Merger and the transactions contemplated hereby, whether or not billed, accrued or previously paid, including the expenses and fees of Company’s own accountants, attorneys, investment bankers and other professionals, and any such fees, costs, expenses, payment and expenditures incurred by the Stockholder or Company’s employees, directors, officers, consultants and/or advisors paid for or to be paid for by the Company prior to the Closing, and (ii) any commission, obligation, bonus or other payment of any kind payable by the Company to service providers of the Company arising out of or in connection with the Acquisition that have been agreed to by the Company prior to the Closing but have not been funded in full prior to the Closing (but specifically excluding the Company Severance Obligation Amounts).

12.2 Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location
“Accounts Receivable”	1.7(a)(i)
“Acknowledgement and Release”	1.11
“Acquirer”	Preamble
“Acquirer Indemnified Person(s)”	8.3
“Agreement Date”	Preamble
“Agreement of Merger”	1.1
“Annual Financial Statements”	2.4(a)
“Anti-Money Laundering Laws”	2.22(c)
“Arbitration”	11.7
“Arbitration Earnout Resolution Date”	1.16(b)
“Assignment of Inventions Agreement”	Recitals
“Cash Consideration”	1.6(a)(i)
“Certificates”	1.13(a)
“Closing”	1.2
“Closing Consideration”	1.6(a)
“Closing Date”	1.2
“Closing Share Consideration”	1.6(a)(ii)
“Closing Working Capital”	1.7(a)(ii)
“Closing Working Capital Statement”	1.7(b)(iv)
“COBRA”	2.16(d)
“Company”	Preamble
“Company Authorizations”	2.8(b)
“Company Balance Sheet Date”	2.4(a)
“Company Balance Sheet.”	2.4(a)
“Company Employee Plans”	2.16(a)
“Company Intellectual Property”	2.10(a)
“Company Licensed Intellectual Property”	2.10(a)
“Company Owned Intellectual Property”	2.10(a)
“Company Product(s)”	2.10(a)
“Company Registered Intellectual Property”	2.10(a)
“Company Severance Obligation Amount”	6.9(b)
“Company Source Code”	2.10(a)
“Company Technology”	2.10(a)
“Competing Proposed Transaction”	5.3
“Confidentiality Agreement”	6.3
“Continuing Employees”	9.3(g)
“Copyrights”	2.10(a)
“Current Assets”	1.7(a)(iii)
“Current Liabilities”	1.7(a)(iv)
“Disclosure Schedule”	Article 2
“Disputed Holdback Shares”	8.7(a)
“Earnout Calculation Statement”	1.16(b)
“Earnout Consideration”	1.6(c)
“Earnout Dispute Notice”	1.16(b)
“Effective Time”	1.2

Definition	Location
“Eligible Products”	1.1(a)
“Employment Agreements”	Recitals
“Environmental and Safety Laws”	2.14(a)(i)
“ERISA”	2.16(a)
“ERISA Affiliate”	2.16(a)
“EU”	2.22(d)(i)
“Facilities”	2.14(a)(iv)
“Final Disclosure Schedule”	Article 2
“Financial Statements”	2.4(a)
“Government Contract”	2.20(a)(xviii)
“Government Official”	2.22(b)
“Hazardous Materials”	2.14(a)(ii)
“HMT”	2.22(d)(i)
“Holdback Distribution Date”	1.1(a)
“Holdback Shares”	1.6(b)
“Indemnified Person”	8.5
“Information Systems”	2.13(b)
“Intellectual Property Rights”	2.10(a)
“Investment Representation Letter”	Recitals
“JAMS”	11.7
“Legal Proceeding”	2.6
“Material Contract”	2.20(a)
“Merger”	Recitals
“Merger Consideration”	1.6
“Merger Sub I”	Recitals
“Merger Sub II”	Recitals
“Merger Subs”	Recitals
“Moral Rights”	2.10(a)
“New Litigation Claim”	6.6(c)
“Non-Elective Non-Continuing Employees”	6.9(b)
“OFAC”	2.22(d)(ii)
“Offered Employees”	6.9(a)
“Officer’s Certificate”	8.7(a)
“Off-the-Shelf Software”	2.10(a)
“Open License Terms”	2.10(a)
“Party Earnout Resolution Date”	1.16(b)
“Patents”	2.10(a)
“Payment Schedule”	1.12(a)
“Preliminary Earnout Resolution Date”	1.16(b)
“Private Placement”	1.14
“Property”	2.14(a)(iii)
“Public Software”	2.10(a)
“Registered Intellectual Property”	2.10(a)
“Registration Office”	2.10(a)
“Related Software”	2.10(a)

Definition	Location
“Required Company Financials”	6.2
“Material Reseller Agreement”	2.20(a)(i)
“RSUs”	9.3(g)
“Sanctions”	2.22(d)(i)
“SEC”	1.14
“SEC Reports”	4.8
“Significant Customer”	2.23(a)
“Significant Supplier”	2.23(b)
“Signing Disclosure Schedule”	Article 2
“Straddle Period”	7.1
“Surviving Corporation”	1.1
“Target”	1.1(a)
“Target Working Capital”	1.7(a)(v)
“Tax Contest”	7.2
“Technology”	2.10(a)
“Threshold”	8.4(a)
“Trade Secrets”	2.10(a)
“Trademarks”	2.10(a)
“UNSC”	2.22(d)(i)
“USA Patriot Act”	2.22(c)
“Viruses”	2.10(k)
“WARN Act”	2.16(a)
“Work”	2.10(a)
“Working Capital Differential”	1.7(b)(i)
“Working Capital Disagreement”	11.7
“Written Consent”	Recitals

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholder have caused this Agreement and Plan of Merger to be signed by their duly authorized representatives, all as of the date first written above.

THURSBY SOFTWARE SYSTEMS, INC.	IDENTIV, INC.

By	By

Name: William Thursby Title: Chief Executive Officer	Name: Steve Humphreys Title: Chief Executive Officer

TSS MERGER SUB, INC.	WILLIAM THURSBY, as the sole Stockholder

By	By

Name: Steve Humphreys Title: Chief Executive Officer	Name: William Thursby

TSS ACQUISITION, LLC.

By

Name: Steve Humphreys Title: Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]